As filed with the Securities and Exchange Commission on September 15, 2011
Registration Number 333-176557

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACI WORLDWIDE, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	47-0772104
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

120 Broadway, Suite 3350
New York, New York 10271
Tel.: (646) 348-6700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dennis P. Byrnes, Esq.
Executive Vice President, General Counsel and Secretary
ACI Worldwide, Inc.
6060 Coventry Drive
Elkhorn, Nebraska 68022
(402) 778-2183
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert A. Profusek, Esq.
Jones Day
222 East 41st Street
New York, New York 10017
Tel.: (212) 326-3939

Approximate date of commencement of proposed sale of securities to the public:  As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus/offer to exchange may change. The registrant may not complete the Exchange Offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus/offer to exchange is not an offer to sell these securities and ACI and Antelope Investment Co. LLC are not soliciting an offer to buy these securities in any state or jurisdiction in which such offer is not permitted.

Offer to Exchange

Each Outstanding Share of Common Stock

of

S1 CORPORATION

for
0.2800 of a Share of ACI Common Stock

or
$10.00 in Cash,

subject to the proration procedures described in this prospectus/offer to exchange and the related letter of election and transmittal,

by

ANTELOPE INVESTMENT CO. LLC

a wholly-owned subsidiary of

ACI WORLDWIDE, INC.

Antelope Investment Co. LLC (“Offeror”), a Delaware limited liability company and a wholly-owned subsidiary of ACI Worldwide, Inc., a Delaware corporation, which we refer to as “ACI” or “we,” “us” or “our,” is offering, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange and in the accompanying letter of election and transmittal, to exchange for each issued and outstanding share of common stock of S1 Corporation (“S1”), par value $0.01 per share (the “S1 Shares”), validly tendered pursuant to the Exchange Offer and not properly withdrawn either of the following:

•	0.2800 of a share of ACI common stock (the “ACI Shares”), par value $0.005 per share (the “Stock Consideration”); or

•	$10.00 in cash, without interest (the “Cash Consideration”),

subject to the proration procedures described in this prospectus/offer to exchange and the related letter of election and transmittal (together, as each may be amended, supplemented or otherwise modified from time to time, the “Exchange Offer”).

You should be aware that the $10.00 per share Cash Consideration will have a value greater than the 0.2800 per share Stock Consideration if market prices for ACI Shares are less than $35.70 per share. Furthermore, as explained below, if more than 62.0% of S1 Shares elect to receive cash, the proration procedures will result in some of those shares receiving stock. Conversely, if more than 38.0% of S1 Shares elect to receive stock, the proration procedures will result in some of those shares receiving cash. Based on the closing sales price for ACI Shares on September 14, 2011, the last trading day prior to the commencement of the Exchange Offer and assuming the 38.0% Stock Consideration and the 62.0% Cash Consideration were allocated pro rata among all S1 Shares, which we refer to herein as “full proration”, the blended value of the Cash Consideration and the Stock Consideration (together, the “Cash-Stock Consideration”) as of the close of trading on September 14, 2011 was $9.31 per S1 Share.

If market prices for ACI Shares upon consummation of the Exchange Offer are less than $38.75, the Stock Consideration may be taxable to you, and would be taxable based on the trading price for ACI Shares on

September 14, 2011, the last trading day prior to the commencement of the Exchange Offer. You are urged to obtain current trading price information prior to making any decision with respect to the Exchange Offer.

On July 26, 2011, ACI publicly announced its proposal to combine the businesses of ACI and S1 through a merger transaction in which ACI would acquire all of the issued and outstanding S1 Shares in a cash and stock transaction (the “Original ACI Merger Proposal”). Based on the $35.70 closing trading price per ACI Share on July 25, 2011, the last trading day prior to the Original ACI Merger Proposal, the relative value of the Cash-Stock Consideration reflected in the Original ACI Merger Proposal as of such date consisted of $5.70 in cash and $3.80 in ACI Shares per S1 Share (or an implied exchange ratio of 0.1064 shares), assuming full proration, or an aggregate value of $9.50 per S1 Share. On August 2, 2011, S1 announced that the S1 Board had rejected the Original ACI Merger Proposal.

On August 25, 2011, ACI publicly announced an increase in the cash consideration payable under the Original ACI Merger Proposal by $0.50 per share (which, based on the closing trading prices as of July 26, 2011, the date of the Original ACI Merger Proposal, would result in a blended value, assuming full proration, of $10.00 per S1 Share) (the “Enhanced ACI Merger Proposal”). Under the Enhanced ACI Merger Proposal and this Exchange Offer, based on the reported 55.5 million S1 Shares outstanding, ACI would exchange approximately $344.2 million cash and 5.9 million ACI Shares, of which approximately 34.4 million S1 Shares (62.0%) would be exchanged for the Cash Consideration and the remaining approximately 21.1 million S1 Shares (38.0%) would be exchanged for the Stock Consideration, or an implied exchange ratio of 0.2800 of an ACI Share per S1 Share.

Based on the $29.24 closing trading price per ACI Share on September 14, 2011, the last trading day prior to the date of this prospectus / offer to exchange the relative value of the Cash-Stock Consideration reflected by this Exchange Offer consisted of $6.20 in cash and $3.11 in ACI Shares per S1 Share as of such date, or an aggregate blended value of $9.31 per S1 Share as of such date, assuming full proration. ACI, through Offeror, is making the Exchange Offer directly to S1 stockholders on the terms and conditions set forth in this prospectus/offer to exchange as an alternative to the Enhanced ACI Merger Proposal.

At the $9.31 per S1 Share value of the Cash-Stock Consideration as of September 14, 2011, the Exchange Offer represented (1) a 30.6% premium to the closing sales price of S1 Shares on July 25, 2011, the last trading day prior to the public announcement of the Original ACI Merger Proposal, (2) a 29.1% premium to the volume weighted average closing price of S1 Shares over the previous 90 days prior to the announcement of the Original ACI Merger Proposal, and (3) a 20.1% premium to the 52-week high of S1 Shares for the 52-week period ending July 25, 2011.

The equity capital markets have been highly volatile since July 26, 2011 and market prices for ACI Shares and S1 Shares have fluctuated and can be expected to continue to fluctuate. S1 stockholders are urged to obtain current trading price information prior to making any decision with respect to the Exchange Offer.

S1 stockholders electing either the Cash Consideration or the Stock Consideration will be subject to proration so that 62.0% of S1 Shares will be exchanged for the Cash Consideration and 38.0% of S1 Shares will be exchanged for the Stock Consideration in the Exchange Offer. S1 stockholders who do not participate in the Exchange Offer and whose shares are acquired in the Second-Step Merger will receive $6.20 in cash, without interest, and 0.1064 of an ACI Share (the “Proration Amount of Cash and Stock Consideration”). The elections of other S1 stockholders will affect whether a tendering S1 stockholder electing the Cash Consideration or the Stock Consideration receives solely the type of consideration elected or if a portion of such S1 stockholder’s tendered S1 Shares is exchanged for another form of consideration. S1 stockholders who otherwise would be entitled to receive a fractional ACI Share will instead receive cash in lieu of any fractional ACI Share such holder may have otherwise been entitled to receive based on then-current trading prices. See “The Exchange Offer — Elections and Proration” for a description of the proration procedure and “The Exchange Offer — Cash In Lieu of Fractional ACI Common Stock” for a description of the treatment of fractional ACI Shares.

ACI is not asking you for a proxy and you are not requested to send a proxy to ACI pursuant to the Exchange Offer. However, in connection with the Exchange Offer, effective as of ACI’s acceptance of S1 Shares for purchase pursuant to the Exchange Offer, tendering stockholders will be deemed to have assigned to ACI all voting rights with respect to the S1 Shares accepted for purchase pursuant to the Exchange Offer, which if applicable ACI intends to use to vote against each of the stockholder proposals set forth in S1’s proxy statement dated August 19, 2011 in respect of the special meeting of S1 stockholders (the “S1 Special Stockholder Meeting”) currently scheduled for October 13, 2011 to approve the transactions contemplated by the Fundtech Merger Agreement (as defined below) (collectively, the “Fundtech Merger Proposals”).

THE EXCHANGE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON WEDNESDAY, SEPTEMBER 28, 2011, OR THE “EXPIRATION TIME,” UNLESS EXTENDED. S1 SHARES TENDERED

PURSUANT TO THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.

ACI Shares are listed on The NASDAQ Global Select Market under the ticker symbol “ACIW.” S1 Shares are listed on The NASDAQ Stock Market under the ticker symbol “SONE.”

FOR A DISCUSSION OF RISKS AND OTHER FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER, PLEASE CAREFULLY READ THE SECTION OF THIS PROSPECTUS/OFFER TO EXCHANGE TITLED “RISK FACTORS” BEGINNING ON PAGE 27.

Offeror’s obligation to accept S1 Shares for exchange and to exchange any S1 Shares for ACI Shares is subject to conditions, including (1) a condition that S1 stockholders shall have validly tendered and not withdrawn prior to the Expiration Time at least that number of S1 Shares that, when added to the S1 Shares then owned by ACI or any of its subsidiaries, constitutes a majority of the then-outstanding number of S1 Shares on a fully diluted basis (the “Minimum Tender Condition”), (2) a condition (the “Fundtech Merger Agreement Condition”) that S1 stockholders shall have voted against the issuance of S1 Shares pursuant to the Fundtech Merger Agreement at a duly convened stockholders’ meeting and that the Agreement and Plan of Merger and Reorganization, dated as of June 26, 2011 (the “Fundtech Merger Agreement”), by and among S1, a Delaware corporation, Finland Holdings (2011) Ltd., a company organized under the laws of Israel and a wholly owned subsidiary of S1, and Fundtech Ltd., a company organized under the laws of Israel (“Fundtech”), has been terminated (the proposed merger of S1 and Fundtech pursuant to the Fundtech Merger Agreement, the “Proposed Fundtech Merger”), and (3) a condition that Section 203 of the Delaware General Corporation Law be inapplicable to the Exchange Offer and the Second-Step Merger (the “Delaware 203 Condition”). The Exchange Offer is subject to other conditions including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Exchange Offer is not conditioned on financing. The conditions to the Exchange Offer are described in the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer.”

Neither ACI nor Offeror has authorized any person to provide any information or to make any representation in connection with the Exchange Offer other than the information contained or incorporated by reference in this prospectus/offer to exchange and the accompanying letter of election and transmittal, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by ACI.

As described in this prospectus/offer to exchange, ACI is separately soliciting proxies against the Fundtech Merger Proposals at the S1 Special Stockholder Meeting. In addition, ACI reserves the right to solicit proxies or consents to cause the S1 Board to be reconstituted with director nominees proposed by ACI independently of or in connection with the Exchange Offer. Any such proxy solicitation will be made only pursuant to separate proxy materials in accordance with the requirements of the rules and regulations of the Securities and Exchange Commission, which we refer to as the “SEC.” See the section of this prospectus/offer to exchange titled “Solicitation of Proxies.”

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus/offer to exchange. Any representation to the contrary is a criminal offense.

The dealer manager for the Exchange Offer is:

The date of this prospectus/offer to exchange is September 15, 2011.

THIS PROSPECTUS/OFFER TO EXCHANGE INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT ACI AND S1 FROM DOCUMENTS FILED WITH THE SEC THAT HAVE NOT BEEN INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS/OFFER TO EXCHANGE. THIS INFORMATION IS AVAILABLE AT THE INTERNET WEBSITE THE SEC MAINTAINS AT HTTP://WWW.SEC.GOV, AS WELL AS FROM OTHER SOURCES. PLEASE SEE THE SECTION OF THIS PROSPECTUS/OFFER TO EXCHANGE TITLED “WHERE YOU CAN FIND MORE INFORMATION.” YOU ALSO MAY REQUEST COPIES OF THESE DOCUMENTS FROM ACI, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO ACI’S INFORMATION AGENT AT ITS ADDRESS OR TELEPHONE NUMBER SET FORTH BELOW AND ON THE BACK COVER OF THIS PROSPECTUS/OFFER TO EXCHANGE. IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS, YOU MUST MAKE YOUR REQUEST NO LATER THAN SEPTEMBER 21, 2011, OR FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION TIME, WHICHEVER IS LATER.

ON AUGUST 25, 2011, ACI FILED SEPARATE PROXY SOLICITATION MATERIALS IN ACCORDANCE WITH SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”). ACI RESERVES THE RIGHT TO SOLICIT PROXIES OR CONSENTS TO CAUSE THE S1 BOARD TO BE RECONSTITUTED WITH DIRECTOR NOMINEES PROPOSED BY ACI INDEPENDENTLY OF OR IN CONNECTION WITH THE EXCHANGE OFFER. ANY SUCH PROXY SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN ACCORDANCE WITH THE RULES AND REGULATIONS OF THE SEC. AS DESCRIBED IN THIS PROSPECTUS/OFFER TO EXCHANGE, ACI IS SOLICITING PROXIES TO VOTE AGAINST THE ADOPTION OF THE FUNDTECH MERGER PROPOSALS AT A SPECIAL MEETING OF S1 STOCKHOLDERS AND INTENDS TO SOLICIT PROXIES IN CONNECTION WITH VARIOUS OTHER MATTERS WHICH ARE DESCRIBED IN THE SECTION OF THIS PROSPECTUS/OFFER TO EXCHANGE TITLED “SOLICITATION OF PROXIES.”

EACH S1 STOCKHOLDER IS URGED TO READ EACH PROXY STATEMENT REGARDING THE BUSINESS TO BE CONDUCTED AT THE SPECIAL MEETING, INCLUDING ANY SUPPLEMENTARY MATERIALS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. STOCKHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY PROXY STATEMENT, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT THE PARTIES (INCLUDING INFORMATION REGARDING THE PARTICIPANTS IN ANY PROXY SOLICITATION (WHICH MAY INCLUDE ACI’S OFFICERS AND DIRECTORS AND OTHER PERSONS) AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE), FROM THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. ACI’S PROXY STATEMENT AND OTHER DOCUMENTS FILED BY ACI, IF AND WHEN AVAILABLE, MAY ALSO BE OBTAINED FOR FREE FROM ACI’S WEB SITE AT HTTP://WWW.ACIWORLDWIDE.COM OR UPON WRITTEN OR ORAL REQUEST TO THE INFORMATION AGENT AT INNISFREE M&A INC., 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022, STOCKHOLDERS MAY CALL TOLL-FREE AT (888) 750-5834, AND BANKS AND BROKERAGE FIRMS MAY CALL COLLECT (212) 750-5833. WE RESERVE THE RIGHT TO SOLICIT PROXIES OR CONSENTS PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS IN ACCORDANCE WITH THE EXCHANGE ACT.

The information agent for the Exchange Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Below are some of the questions that you as a holder of S1 Shares may have regarding the Exchange Offer and answers to those questions. The answers to these questions do not contain all the information relevant to your decision whether to tender your S1 Shares in the Exchange Offer, and ACI urges you to read carefully the remainder of this prospectus/offer to exchange and the letter of election and transmittal circulated with this prospectus/offer to exchange.

Who is making the Exchange Offer?

The Exchange Offer is being made by ACI, a Delaware corporation, through its wholly-owned subsidiary, Antelope Investment Co. LLC, a Delaware limited liability company. ACI develops, markets, installs and supports a broad line of software products and services primarily focused on facilitating electronic payments. In addition to ACI’s own products, it also distributes, or acts as a sales agent for, software developed by third parties. These products and services are used principally by financial institutions, retailers and electronic payment processors, both in domestic and international markets. Most of ACI’s products are sold and supported through distribution networks covering three geographic regions — the Americas, Europe/Middle East/Africa and Asia/Pacific. Each distribution network has its own sales force that it supplements with independent reseller and/or distributor networks. ACI’s products are marketed under the ACI Worldwide and ACI Payment Systems brands.

What is Offeror seeking for exchange in the Exchange Offer?

Offeror seeks to acquire all of the issued and outstanding S1 Shares.

What will I receive for my S1 Shares in the Exchange Offer?

ACI is offering to exchange for each issued and outstanding S1 Share validly tendered pursuant to the Exchange Offer and not properly withdrawn either of the following:

•	0.2800 of an ACI Share (Stock Consideration); or

•	$10.00 in cash, without interest (Cash Consideration),

subject to the proration procedures described in this prospectus/offer to exchange and the related letter of election and transmittal.

You should be aware that the $10.00 per share Cash Consideration will have a value greater than the 0.2800 per share Stock Consideration if market prices for ACI Shares are less than $35.70 per share. Furthermore, as explained below, if more than 62.0% of S1 Shares elect to receive cash, the proration procedures will result in some of those shares receiving stock. Conversely, if more than 38.0% of S1 Shares elect to receive stock, the proration procedures will result in some of those shares receiving cash. Based on the closing sales price for ACI Shares on September 14, 2011, the last trading day prior to the commencement of the Exchange Offer and assuming the 38.0% Stock Consideration and the 62.0% Cash Consideration were allocated pro rata among all S1 Shares, which we refer to herein as “full proration”, the blended value of the Cash-Stock Consideration as of the close of trading on September 14, 2011 was $9.31 per S1 Share.

Assuming 55.5 million S1 Shares outstanding (the number reflected in S1’s most recent filing with the SEC), ACI would exchange approximately $344.2 million cash and 5.9 million ACI Shares, of which, assuming full proration, approximately 34.4 million S1 Shares (62.0%) would be exchanged for the Cash Consideration and the remaining approximately 21.1 million S1 Shares (38.0%) would be exchanged for the Stock Consideration, or an implied exchange ratio of 0.2800 of an ACI Share per S1 Share. S1 stockholders electing either the Cash Consideration or the Stock Consideration will be subject to proration so that 62.0% of S1 Shares will be exchanged for the Cash Consideration and 38.0% of S1 Shares will be exchanged for the Stock Consideration in the Exchange Offer. S1 stockholders who do not participate in the Exchange Offer and whose shares are acquired in the Second-Step Merger will receive the Proration Amount of Cash and Stock Consideration. The elections of other S1 stockholders will affect whether a tendering S1 stockholder electing the Cash Consideration or the Stock Consideration receives solely the type of consideration elected or if a

v

portion of such S1 stockholder’s tendered S1 Shares is exchanged for another form of consideration. S1 stockholders who otherwise would be entitled to receive a fractional ACI Share will instead receive cash in lieu of any fractional ACI Share such holder may have otherwise been entitled to receive based on then-current trading prices. See “The Exchange Offer — Elections and Proration” for a detailed description of the proration procedure and “The Exchange Offer — Cash In Lieu of Fractional ACI Shares” for a detailed description of the treatment of fractional ACI Shares.

ACI believes that the value per S1 Share in the Exchange Offer is substantially higher than the trading prices for S1 Shares after the announcement of the Proposed Fundtech Merger. On June 24, 2011, the last trading day prior to the announcement of the Fundtech Merger Agreement, the closing sales price of S1 Shares as reported by the NASDAQ Market was $7.54 per share. The closing sales price for S1 Shares declined on June 27, 2011, the day that the Fundtech Merger Agreement was announced, to $7.26 per share. During the period from June 27, 2011 to July 25, 2011, the last trading day prior to the announcement of the Original ACI Merger Proposal, the closing sales price for S1 Shares further declined 1.8% to $7.13 per share, and its volume weighted average closing sales price over this period was $7.25 per share. This compares to an increase of 4.5% for the S&P 500 Index over the same period. ACI believes that the increase in trading prices was primarily attributable to the Original ACI Merger Proposal.

Based on the $29.24 closing trading price per ACI Share on September 14, 2011, the last trading day prior to this Exchange Offer, the relative value of the Cash-Stock Consideration reflected by this Exchange Offer consisted of $6.20 in cash and $3.11 in ACI Shares per S1 Share as of such date, or an aggregate value of $9.31 per S1 Share as of such date, assuming full proration. At the $9.31 per S1 Share value of the Cash-Stock Consideration as of September 14, 2011, the Exchange Offer represented (1) a 30.6% premium to the closing sales price of S1 Shares on July 25, 2011, the last trading day prior to the public announcement of the Original ACI Merger Proposal, (2) a 29.1% premium to the volume weighted average closing price of S1 Shares over the previous 90 days prior to the announcement of the Original ACI Merger Proposal, and (3) a 20.1% premium to the 52-week high of S1 Shares for the 52-week period ending July 25, 2011.

The equity capital markets have been highly volatile since July 26, 2011 and market prices for ACI Shares have fluctuated and will fluctuate, and could be higher or lower than the price of ACI Shares at or after the Expiration Time. Accordingly, S1 stockholders are urged to obtain current trading price information for ACI Shares prior to deciding whether to tender shares pursuant to the Exchange Offer, whether to exercise withdrawal rights as provided herein and, with respect to the election, whether to receive the Cash Consideration or the Stock Consideration or some combination thereof.

Solely for purposes of illustration, the following table indicates the value of the Cash Consideration, the Stock Consideration and the blended value of the Cash-Stock Consideration based on different assumed prices for ACI Shares:

	Assuming No Proration		Assuming Full Proration
					Value of
Assumed ACI	Value of	Value of	Value of	Value of	Cash-Stock
Share Price	Stock Consideration	Cash Consideration	Stock Consideration	Cash Consideration	Consideration

$37.93(1)	$10.62	$10.00	$4.04	$6.20	$10.24
$35.70(2)	$10.00	$10.00	$3.80	$6.20	$10.00
$30.49(3)	$8.54	$10.00	$3.24	$6.20	$9.44
$29.24(4)	$8.19	$10.00	$3.11	$6.20	$9.31
$20.15(5)	$5.64	$10.00	$2.14	$6.20	$8.34

(1)	Represents highest sales price for ACI Shares in the 52 weeks ending September 14, 2011, the last trading day prior to the commencement of the Exchange Offer (the “52-Week Period”).

(2)	Represents closing sales price for ACI Shares on July 25, 2011, the last trading day prior to the announcement of the Original ACI Merger Proposal.

(3)	Represents closing sales price for ACI Shares on August 29, 2011, the last trading day prior to the commencement of the Exchange Offer.

(4)	Represents closing sales price for ACI Shares on September 14, 2011, the last trading day prior to the date of this prospectus/offer to exchange.

(5)	Represents the lowest sales price for ACI Shares in the 52-Week Period.

The prices of ACI Shares used in the above table, and the assumptions regarding the mix of cash and/or stock a hypothetical S1 stockholder would receive, are for purposes of illustration only. The value of the Stock Consideration will change as the price of ACI Shares fluctuates during the Exchange Offer period and thereafter, and may therefore be higher or lower than the prices set forth in the examples above at the expiration of the Exchange Offer and at the time you receive the ACI Shares. S1’s stockholders are encouraged to obtain current market quotations for the ACI Shares and the S1 Shares prior to making any decision with respect to the Exchange Offer. S1 stockholders should also consider the potential effects of proration and should obtain current market quotations for ACI Shares and the S1 Shares before deciding whether to tender pursuant to the Exchange Offer and before electing the form of consideration they wish to receive. Please also see the section of this prospectus/offer to exchange entitled “Risk Factors.”

Will I be taxed on the ACI Shares and cash I receive?

Based on closing trading prices of ACI Shares as of the date of this prospectus/offer to exchange, the Exchange Offer would be taxable to you.

If the Exchange Offer and the Second-Step Merger qualified as component parts of an integrated transaction that constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), your exchange of S1 Shares for the Stock Consideration should be tax free, except to the extent that you also receive cash. Whether or not such transactions will so qualify is dependent on whether certain factual requirements are met, including that the Exchange Offer and Second-Step Merger are “interdependent” (that is, ACI would not undertake the Exchange Offer without the intention and expectation of completing the Second-Step Merger). In addition, there must be a “continuity of interest” of holders of S1 Shares in the combined company. ACI believes that this test should be satisfied if the total value of the Stock Consideration represents at least 40% of the total value of the consideration received by holders of S1 Shares, and may be satisfied at a slightly lower percentage. If market prices for ACI Shares upon consummation of the Exchange Offer are less than $38.75, the Stock Consideration would represent less than 40% of the total value of the Exchange Offer consideration. You are urged to obtain current trading price information prior to making any decision with respect to the Exchange Offer. We cannot provide any assurance as to whether these conditions will be satisfied at this time, since it may be affected, among other things, by the total value of the Stock Consideration at the time of the consummation of the Exchange Offer and the Second-Step Merger.

If the integrated transaction does not qualify as a reorganization, your exchange of S1 Shares for the Stock Consideration in the Exchange Offer or the Second-Step Merger could be a taxable transaction, depending on the surrounding facts. If the integrated transaction constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, any gain (but not loss) you realize on the transaction will be treated as a taxable capital gain or dividend in an amount equal to the lesser of (1) the excess of the sum of the Cash Consideration and the fair market value of the Stock Consideration you receive in the transaction over your basis in your shares and (2) the amount of cash you receive in the transaction, including any cash you receive in lieu of a fractional ACI Share, depending on your circumstances. If the offer does not constitute part of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, you will recognize a capital gain or a capital loss to the extent of the difference between your adjusted tax basis in your shares and the sum of the Cash Considerations and the fair market value of the Stock Consideration you receive. For more information, please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Certain Material Federal Income Tax Consequences.”

ACI urges you to contact your own tax advisor to determine the particular tax consequences to you as a result of the Exchange Offer and/or the Second-Step Merger.

What is the Exchange Offer worth today?

The value of the Exchange Offer depends in part on market prices for ACI Shares. You should be aware that the $10.00 per share Cash Consideration will have a value greater than the 0.2800 per share Stock Consideration if market prices for ACI Shares are less than $35.70 per share. As of the close of trading on September 14, 2011, the most recent date prior to the date of this prospectus/offer to exchange, the blended value of the Cash-Stock Consideration, assuming full proration, was $9.31 per S1 Share. When we say “full proration”, we mean that the 38.0% Stock Consideration and the 62.0% Cash Consideration were allocated pro rata among all S1 Shares. As explained herein, if more than 62.0% of S1 Shares elect to receive cash, the proration procedures will result in some of those shares receiving stock. Conversely, if more than 38.0% of S1 Shares elect to receive stock, the proration procedures will result in some of those shares receiving cash.

What has ACI proposed to the S1 Board?

On July 26, 2011, ACI publicly announced its proposal to combine the businesses of ACI and S1 through a merger transaction in which ACI would acquire all of the issued and outstanding S1 Shares in a cash and stock transaction. Based on the $35.70 closing trading price per ACI Share on July 25, 2011, the last trading day prior to the Original ACI Merger Proposal, the relative value of the cash-stock consideration reflected by the Original ACI Merger Proposal as of such date consisted of $5.70 in cash and $3.80 in ACI Shares per S1 Share (or an implied exchange ratio of 0.1064 shares), assuming full proration, or an aggregate value of $9.50 per S1 Share. On August 2, 2011, S1 announced that the S1 Board had rejected the Original ACI Merger Proposal.

On August 25, 2011, ACI publicly announced the Enhanced ACI Merger Proposal, increasing the cash consideration payable under the Original ACI Merger Proposal by $0.50 per share, assuming full proration (which, based on the closing trading prices as of July 26, 2011, the date of the Original ACI Merger Proposal, would result in a blended value, assuming full proration, of $10.00 per S1 Share).

Based on the $29.24 closing trading price per ACI Share on September 14, 2011, the last trading day prior to this Exchange Offer, the relative value of the Cash-Stock Consideration reflected by this Exchange Offer consisted of $6.20 in cash and $3.11 in ACI Shares per S1 Share as of such date, or an aggregate blended value of $9.31 per S1 Share as of such date, assuming full proration. ACI is making the Exchange Offer directly to S1 stockholders on the terms and conditions set forth in this prospectus/offer to exchange as an alternative to the Enhanced ACI Merger Proposal.

When it made the Original ACI Merger Proposal to S1, ACI stated that it is prepared to enter into a merger agreement with S1 that includes substantially similar non-price terms and conditions to the Fundtech Merger Agreement and delivered to the S1 Board a merger agreement reflecting such terms and conditions.

The equity capital markets have been highly volatile since July 26, 2011 and market prices for ACI Shares have fluctuated and will fluctuate, and could be higher or lower than the price of ACI Shares at or after the Expiration Time. Accordingly, S1 stockholders are urged to obtain current trading price information for ACI Shares prior to deciding whether to tender shares pursuant to the Exchange Offer, whether to exercise withdrawal rights as provided herein and, with respect to the election, whether to receive the Cash Consideration or the Stock Consideration or some combination thereof.

Have you discussed the Exchange Offer with the S1 Board?

Although we would prefer to discuss our proposal with S1. S1 announced on August 2, 2011 that the S1 Board would not discuss our July 26, 2011 proposal with us based on the S1 Board’s determination that pursuing discussions with ACI at this time is not in the best financial or strategic interests of S1 and its stockholders.

Between August 31, 2011 and September 14, 2011, senior managers and representatives of ACI and S1 had additional discussions regarding the Enhanced ACI Merger Proposal, however, as of September 14, 2011, no agreement had been reached between the parties.

On September 13, 2011, S1 filed a Solicitation/Recommendation Statement on Schedule 14D-9, reporting that the S1 Board has determined to unanimously recommend that S1 stockholders reject the Exchange Offer and not tender their S1 Shares to us.

ACI reserves the right to solicit proxies or consents to cause the S1 Board to be reconstituted with director nominees proposed by ACI independently of or in connection with the Exchange Offer. Any such proxy solicitation will be made only pursuant to separate proxy materials in accordance with the rules and regulations of the SEC.

What is the purpose of the Exchange Offer?

The Exchange Offer is intended to allow ACI, through Offeror, to acquire all of the issued and outstanding S1 Shares. In connection with consummation of the Exchange Offer, and subject to applicable law, ACI currently expects to replace the existing S1 Board or increase the size of the S1 Board and elect ACI nominees who would in the aggregate constitute a majority of the members of the S1 Board.

We intend, as promptly as possible after completion of the Exchange Offer, to consummate a Second-Step Merger of S1 with and into Offeror (the “Second-Step Merger”) pursuant to the General Corporation Law of the State of Delaware, as amended (the “DGCL”). The purpose of the Second-Step Merger is for ACI to acquire all outstanding S1 Shares that are not acquired in the Exchange Offer. In this Second-Step Merger, each remaining S1 Share (other than shares held in treasury by S1 and other than shares held by S1 stockholders who properly exercise applicable dissenters’ rights under Delaware law) would be cancelled and exchanged for the Proration Amount of Cash and Stock Consideration. After this Second-Step Merger, ACI would own all of the issued and outstanding S1 Shares. Please see the sections of this prospectus/offer to exchange titled “The Exchange Offer — Purpose and Structure of the Exchange Offer”; “The Exchange Offer — Second-Step Merger”; and “The Exchange Offer — Plans for S1.”

Why is the Exchange Offer superior to the Proposed Fundtech Merger?

ACI believes that the Exchange Offer is superior to the Proposed Fundtech Merger notwithstanding the S1 Board’s rejection of the Original ACI Merger Proposal because it provides greater and more certain value than the Proposed Fundtech Merger. Among other things, in the Exchange Offer, 62.0% of S1 Shares would be exchanged for cash. The Proposed Fundtech Merger provides no cash to S1 stockholders. However, 38.0% of the consideration in the Exchange Offer is in the form of ACI Shares, and there necessarily can be no assurance as to its future value. See the section of this prospectus/offer to exchange titled “Risk Factors.” For more details regarding the reasons for the Exchange Offer, please see the section of this prospectus/offer to exchange titled “The Proposed Acquisition, Background and Reasons for the Exchange Offer — Reasons for the Exchange Offer.”

In addition, ACI believes that the value per S1 Share in the Exchange Offer is substantially higher than the trading prices for S1 Shares after the announcement of the Proposed Fundtech Merger. On June 24, 2011, the last trading day prior to the announcement of the Fundtech Merger Agreement, the closing sales price of S1 Shares as reported by the NASDAQ Market was $7.54 per share. The closing sales price for S1 Shares declined on June 27, 2011, the day that the Fundtech Merger Agreement was announced, to $7.26 per share. During the period from June 27, 2011 to July 25, 2011, the last trading day prior to the announcement of the Original ACI Merger Proposal, the closing sales price for S1 Shares further declined 1.8% to $7.13 per share, and its volume weighted average closing sales price over this period was $7.25 per share. This compares to an increase of 4.5% for the S&P 500 Index over the same period. ACI believes that the increase in trading prices was primarily attributable to the Original ACI Merger Proposal.

At $9.31 per S1 Share, the blended value of the Cash-Stock Consideration as of September 14, 2011, assuming full proration, the Exchange Offer represents (1) a 30.6% premium to the closing sales price of S1 Shares on July 25, 2011, the last trading day prior to the public announcement of the Original ACI Merger Proposal, (2) a 29.1% premium to the volume weighted average closing price of S1 Shares over the previous 90 days prior to the announcement of the Original ACI Merger Proposal, and (3) a 20.1% premium to the 52-week high of S1 Shares for the 52-week period ending July 25, 2011.

When do you expect the Exchange Offer to be completed?

We intend to complete the Exchange Offer as soon as we can. The Expiration Time of the Exchange Offer is 5:00 p.m., Eastern time, on September 28, 2011, subject to the satisfaction or waiver of the conditions to the Exchange Offer. As discussed in “The Exchange Offer — Extension, Termination and Amendment”, Offeror can extend the Expiration Time if such conditions are not satisfied, or amend the terms of the Exchange Offer.

What are the conditions of the Exchange Offer?

The Exchange Offer is conditioned upon, among other things, the following:

•	S1 stockholders shall have validly tendered and not withdrawn prior to the Expiration Time at least that number of S1 Shares that, when added to the S1 Shares then owned by ACI, Offeror or any of ACI’s other subsidiaries, shall constitute a majority of the then-outstanding number of S1 Shares on a fully diluted basis. We refer to this condition as the “Minimum Tender Condition.”

•	S1 stockholders shall have voted against the issuance of S1 Shares pursuant to the Fundtech Merger Agreement at a duly convened meeting of S1 stockholders, and the Fundtech Merger Agreement shall have been validly terminated and ACI shall reasonably believe that S1 has no liability, and Fundtech shall not have asserted any claim of liability or breach against S1 in connection with the Fundtech Merger Agreement, other than with respect to the possible payment of a maximum of $14.6 million in the aggregate in termination fees and reimbursement of permitted Fundtech expenses thereunder, which we refer to in the aggregate as the “Fundtech termination fee.” We refer to this condition as the “Fundtech Merger Agreement Condition.”

•	The S1 Board shall have approved the acquisition of the S1 Shares pursuant to the Exchange Offer and Second-Step Merger under Section 203 of the DGCL, or ACI shall be satisfied that Section 203 of the DGCL does not apply to or otherwise restrict such acquisition. We refer to this condition as the “Delaware 203 Condition.”

•	The registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and ACI shall have received all necessary state securities law or “blue sky” authorizations.

•	The ACI Shares to be issued to S1 stockholders as a portion of the Exchange Offer consideration in exchange for S1 Shares in the Exchange Offer and the Second-Step Merger shall have been authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

•	There shall be no threatened or pending litigation, suit, claim, action, proceeding or investigation by or before any Governmental Authority that, in the judgment of ACI, is reasonably expected to, directly or indirectly, restrain or prohibit (or which alleges a violation of law in connection with) the Exchange Offer or the Second-Step Merger, is reasonably expected to prohibit or limit the full rights of ownership of S1 Shares by ACI or any of its affiliates or is reasonably likely to result in a material liability imposed on S1 or ACI.

•	Since December 31, 2010, there shall not have been any event, change, effect, development, condition or occurrence that, in the reasonable judgment of ACI, is materially adverse on or with respect to the business, financial condition or continuing results of operations of S1 and its subsidiaries, taken as a whole.

•	Each of S1 and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at all times on or after December 31, 2010 and prior to the Expiration Time.

x

•	Any applicable waiting period under the HSR Act, and, if applicable, any agreement with the Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) not to accept S1 Shares for exchange in the Exchange Offer, shall have expired or shall have been terminated prior to the Expiration Time.

•	Any clearance, approval, permit, authorization, waiver, determination, favorable review or consent of any Governmental Authority, other than in connection with the matters set forth in the foregoing bullet point, shall have been obtained and such approvals shall be in full force and effect, or any applicable waiting periods for such clearances or approvals shall have expired.

The Exchange Offer is not conditioned on financing. The Exchange Offer is subject to additional conditions referred to in the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer,” including that S1 stockholders shall not have adopted the Fundtech Merger Proposals, that there shall have been no business combination consummated between S1 and Fundtech and that the S1 Board shall not have adopted a stockholder rights plan or similar plan.

Subject to applicable law, we may waive certain of the foregoing conditions, including the Fundtech Merger Agreement Condition and the Delaware 203 Condition. Whether or not we will waive any condition will depend on future circumstances, including the number of S1 Shares tendered pursuant to the Exchange Offer and actions taken by S1, the S1 Board and the S1 stockholders.

What actions do you propose to take with respect to the Proposed Fundtech Merger?

ACI has filed a proxy statement in connection with the solicitation of proxies from S1 stockholders to vote against the adoption of the Fundtech Merger Proposals.

How does the Exchange Offer relate to the Enhanced ACI Merger Proposal?

On July 26, 2011, ACI publicly announced the Original ACI Merger Proposal to combine the businesses of ACI and S1 through a merger transaction in which ACI would acquire all of the issued and outstanding S1 Shares in a cash and stock transaction valued at $9.50 per S1 Share. On August 2, 2011, S1 announced that the S1 Board had rejected the Original ACI Merger Proposal. On August 25, 2011, ACI publicly announced the Enhanced ACI Merger Proposal, which provides for an increase in the cash consideration payable under the Original ACI Merger Proposal by $0.50 per S1 Share, assuming full proration. Based on the closing sales price for ACI Shares on September 14, 2011, the last trading day prior to the date of this prospectus/offer to exchange, the blended value of the Cash-Stock Consideration as of the close of trading on September 14, 2011 was $9.31 per S1 Share, assuming full proration.

ACI would prefer to acquire S1 in a merger transaction of the type contemplated by the Enhanced ACI Merger Proposal. However, in light of the S1 Board’s rejection of the Original ACI Merger Proposal, ACI, through Offeror, is making the Exchange Offer directly to S1 stockholders on the terms and conditions set forth in this prospectus/offer to exchange as an alternative to the Enhanced ACI Merger Proposal. The amount of cash and the number of ACI Shares offered in this Exchange Offer are the same as in the Enhanced ACI Merger Proposal.

If the Exchange Offer is completed and ACI acquires a majority of the outstanding S1 Shares, subject to applicable law, ACI currently expects to seek to replace the existing S1 Board or increase the size of the S1 Board and elect ACI nominees who would in the aggregate constitute a majority of the members of the S1 Board. See Appendix A to this prospectus/offer exchange for information as to the individuals, all of whom are currently directors or officers of ACI, that ACI currently expects it would propose to elect to the S1 Board. In the event that ACI accepts S1 Shares for exchange in the Exchange Offer, ACI intends to acquire any additional outstanding S1 Shares pursuant to the Second-Step Merger through Offeror, although ACI and Offeror also reserve the right, subject to applicable law, to acquire S1 Shares pursuant to other means, including open market purchases and privately negotiated transactions.

For more details regarding the reasons for the Exchange Offer, please see the section of this prospectus/offer to exchange titled “The Proposed Acquisition, Background and Reasons for the Exchange Offer.”

Do I need to grant proxies to ACI if I wish to accept the Exchange Offer?

No. ACI is separately soliciting proxies against the Fundtech Merger Proposals at the S1 Special Stockholder Meeting. In addition, ACI reserves the right to solicit proxies or consents to cause the S1 Board to be reconstituted independently of or in connection with the Exchange Offer. A vote against the issuance of S1 Shares pursuant to the Fundtech Merger Agreement by S1 stockholders at a duly convened stockholders’ meeting and termination of the Fundtech Merger Agreement is one of the conditions to the Exchange Offer. Whether or not ACI will waive this condition will depend on future facts which cannot presently be ascertained, including how many S1 Shares are tendered pursuant to the Exchange offer and actions taken by S1, the S1 Board and S1 stockholders.

Do I have to vote at any meeting to approve the Exchange Offer or the Second-Step Merger?

No. Your vote is not required in connection with the Exchange Offer.

Has the S1 Board made a recommendation concerning the Exchange Offer?

Yes. On September 13, 2011, S1 filed a Solicitation/Recommendation Statement on Schedule 14D-9, reporting that the S1 Board has determined to unanimously recommend that S1 stockholders reject the Exchange Offer and not tender their S1 Shares to us.

What will be the composition of the S1 Board following the Exchange Offer and the Second-Step Merger?

If the Exchange Offer is completed and ACI acquires a majority of the outstanding S1 Shares, subject to applicable law, ACI currently expects to seek to replace the existing S1 Board or increase the size of the S1 Board and elect ACI nominees who would in the aggregate constitute a majority of the members of the S1 Board. See Appendix A to this prospectus/offer exchange for information as to the individuals, all of whom are currently directors or officers of ACI, that ACI currently expects it would propose to elect to the S1 Board.

Will I have to pay any fee or commission to exchange S1 Shares?

If you are the record owner of your S1 Shares and you tender your S1 Shares in the Exchange Offer, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your S1 Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your S1 Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Is ACI’s financial condition relevant to my decision to tender S1 Shares in the Exchange Offer?

Yes. ACI’s financial condition is relevant to your decision to tender your S1 Shares because the consideration you will receive if your S1 Shares are exchanged in the Exchange Offer will consist of a combination of ACI Shares and cash. You should therefore consider ACI’s financial condition before you decide to become one of ACI’s stockholders through the Exchange Offer. You should also consider the likely effect that ACI’s acquisition of S1 will have on ACI’s financial condition. This prospectus/offer to exchange contains financial information regarding ACI and S1, as well as pro forma financial information (which does not reflect any of our expected synergies) for the acquisition of all of the issued and outstanding S1 Shares by ACI, all of which we encourage you to review.

Does ACI have the financial resources to complete the Exchange Offer and the Second-Step Merger?

The Exchange Offer consideration will consist of ACI Shares and cash (including, cash paid in lieu of any fractional ACI Shares to which any S1 stockholder may be entitled). The Exchange Offer and the Second-Step Merger are not conditioned upon any financing arrangements or contingencies.

ACI has received a commitment letter from Wells Fargo Securities, LLC (“Wells Fargo”) and Wells Fargo Bank, N.A. (“Wells Fargo Bank”), to provide, subject to certain conditions, up to $450 million for the purpose of financing a portion of the cash component of the consideration to be paid for each S1 Share, as well as for other payments made in connection with the Exchange Offer and refinancing of ACI’s existing revolving facility. No other plans or arrangements have been made to finance or repay such financing after the consummation of the Exchange Offer and the Second-Step Merger. No alternative financing arrangements or alternative financing plans have been made in the event such financings fail to materialize. Please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Source and Amount of Funds.”

The estimated amount of cash required is based on ACI’s due diligence review of S1’s publicly available information to date and is subject to change. For a further discussion of the risks relating to ACI’s limited due diligence review, please see the section of this prospectus/offer to exchange titled “Risk Factors — Risk Factors Relating to the Exchange Offer and the Second-Step Merger.”

What percentage of ACI Shares will former S1 stockholders own after the Exchange Offer?

Based on ACI’s and S1’s respective capitalizations as of September 14, 2011 and the exchange ratio of 0.2800, ACI estimates that if all S1 Shares are exchanged pursuant to the Exchange Offer and/or the Second-Step Merger, former S1 stockholders would own, in the aggregate, approximately 14.5% of the aggregate ACI Shares on a fully diluted basis. For a detailed discussion of the assumptions on which this estimate is based, please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Ownership of ACI After the Exchange Offer.”

When does the Exchange Offer expire?

The Exchange Offer is scheduled to expire at 5:00 p.m., Eastern time, on Wednesday, September 28, 2011, which is the Expiration Time, unless further extended by Offeror. When we make reference to the “Expiration Time” anywhere in this prospectus/offer to exchange, this is the time to which we are referring, including when applicable, any extension period that may apply. As discussed in “The Exchange Offer — Extension, Termination and Amendment”, Offeror can extend the Expiration Time if such conditions are not satisfied, or amend the Exchange Offer. For more information, please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Extension, Termination and Amendment.”

Can the Exchange Offer be extended and, if so, under what circumstances?

Offeror may, in its sole discretion, extend the Exchange Offer at any time or from time to time until 9:00 a.m., Eastern time, on the first business day after the previously scheduled Expiration Time. For instance, the Exchange Offer may be extended if any of the conditions specified in “The Exchange Offer — Conditions of the Exchange Offer” are not satisfied prior to the scheduled Expiration Time. The Expiration Time may also be subject to multiple extensions and any decision to extend the Exchange Offer, and if so, for how long, will be made by Offeror.

Any decision by Offeror to extend the Exchange Offer will be made public by an announcement regarding such extension as described in the section of this prospectus/offer to exchange titled “The Exchange Offer — Extension, Termination and Amendment.”

Offeror may also elect to provide a “subsequent offering period” for the Exchange Offer. A subsequent offering period would not be an extension of the Exchange Offer. Rather, a subsequent offering period would be an additional period of time, beginning after Offeror has accepted for exchange all S1 Shares tendered during the Exchange Offer, during which S1 stockholders who did not tender their S1 Shares in the Exchange Offer may tender their S1 Shares and receive the same consideration provided in the Exchange Offer. Offeror does not currently intend to include a subsequent offering period, although it reserves the right to do so.

How do I tender my S1 Shares?

To tender your S1 Shares represented by physical certificates into the Exchange Offer, you must deliver the certificates representing your S1 Shares, together with a completed letter of election and transmittal and any other documents required by the letter of election and transmittal, to Wells Fargo Bank, the exchange agent for the Exchange Offer, not later than the Expiration Time. The letter of election and transmittal is enclosed with this prospectus/offer to exchange.

If your S1 Shares are held in “street name” (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your S1 Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company.

If you are unable to deliver any required document or instrument to the exchange agent by the Expiration Time, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the exchange agent by using the enclosed notice of guaranteed delivery circulated with this prospectus/offer to exchange (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the exchange agent must receive the missing items within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. In all cases, an exchange of tendered S1 Shares will be made only after timely receipt by the exchange agent of certificates for such S1 Shares (or of a confirmation of a book-entry transfer of such shares) and a properly completed and duly executed letter of election and transmittal and any other required documents.

For a complete discussion on the procedures for tendering your S1 Shares, please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Procedure for Tendering.”

Until what time can I withdraw tendered S1 Shares?

You may withdraw previously tendered S1 Shares any time prior to the Expiration Time, and, if Offeror has not accepted your S1 Shares for exchange by the Expiration Time, at any time following 60 days from commencement of the Exchange Offer. S1 Shares tendered during the subsequent offering period, if one is provided, may not be withdrawn. For a complete discussion on the procedures for withdrawing your S1 Shares, please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Withdrawal Rights.”

How do I withdraw previously tendered S1 Shares?

To withdraw previously tendered S1 Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the exchange agent while you still have the right to withdraw. If you tendered S1 Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your S1 Shares. For a complete discussion on the procedures for withdrawing your S1 Shares, please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Withdrawal Rights.”

When and how will I receive the Exchange Offer consideration in exchange for my tendered S1 Shares?

Offeror will exchange all validly tendered and not properly withdrawn S1 Shares promptly after the Expiration Time, subject to the terms thereof and the satisfaction or waiver of the conditions to the Exchange Offer, as set forth in the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer.” Offeror will deliver the consideration for your validly tendered and not properly withdrawn S1 Shares by depositing the consideration therefore with the exchange agent, which will act as your agent for the purpose of receiving the Exchange Offer consideration from Offeror and transmitting such consideration to you. In all cases, an exchange of tendered S1 Shares will be made only after timely receipt by the exchange agent of certificates for such S1 Shares (or of a confirmation of a book-entry transfer of such S1 Shares as set forth in the section of this prospectus/offer to exchange titled “The Exchange Offer — Procedure for Tendering”) and a properly completed and duly executed letter of election and transmittal (or Agent’s Message (as defined below)) and any other required documents.

Will S1 continue as a public company following the Exchange Offer?

If the Second-Step Merger occurs, S1 will become a wholly owned subsidiary of ACI and will no longer be publicly owned. Even if the Second-Step Merger does not occur, if Offeror exchanges all S1 Shares which have been tendered, there may be so few remaining stockholders and publicly held shares that S1 Shares will no longer be eligible to be traded on the NASDAQ or any other securities market, there may not be a public trading market for such shares, and S1 may cease making filings with the SEC or otherwise cease being required to comply with applicable law and SEC rules relating to publicly held companies. Please see the sections of this prospectus/offer to exchange titled “The Exchange Offer — Plans for S1” and “The Exchange Offer — Effect of the Exchange Offer on the Market for S1 Shares; NASDAQ Listing; Registration Under the Securities Exchange Act of 1934; Margin Regulations.”

Are dissenters’ or appraisal rights available in either the Exchange Offer and/or the Second-Step Merger?

No dissenters’ or appraisal rights are available in connection with the Exchange Offer. However, upon consummation of the Second-Step Merger, S1 stockholders who have not tendered their S1 Shares in the Exchange Offer and who, if a stockholder vote is required, vote against approval of the Second-Step Merger will have rights under Delaware law to dissent from the Second-Step Merger and demand appraisal of their S1 Shares. Stockholders at the time of a “short form” merger under Delaware law would also be entitled to exercise dissenters’ rights pursuant to such a “short form” merger. Stockholders who perfect dissenters’ rights by complying with the procedures set forth in Section 262 of the DGCL will be entitled to receive a cash payment equal to the “fair value” of their S1 Shares, as determined by a Delaware court. Please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Appraisal/Dissenters’ Rights.”

What is the market value of my S1 Shares as of a recent date?

ACI believes that the value per S1 Share in the Exchange Offer is substantially higher than the trading prices for S1 Shares after the announcement of the Proposed Fundtech Merger. On June 24, 2011, the last trading day prior to the announcement of the Fundtech Merger Agreement, the closing sales price of S1 Share as reported by the NASDAQ Market was $7.54 per share. The closing sales price for S1 Shares declined on June 27, 2011, the day that the Fundtech Merger Agreement was announced, to $7.26 per share. During the period from June 27, 2011 to July 25, 2011, the last trading day prior to the announcement of the Original ACI Merger Proposal, the closing sales price for S1 Shares further declined 1.8% to $7.13 per share, and its volume weighted average closing sales price over this period was $7.25 per share. This compares to an increase of 4.5% for the S&P 500 Index over the same period. ACI believes that the increase in trading prices was primarily attributable to the Original ACI Merger Proposal.

On September 14, 2011, the last trading day prior to the filing of this prospectus/offer to exchange, the closing price of an S1 Share was $9.08. S1 stockholders are encouraged to obtain a recent quotation for S1 Shares before deciding whether or not to tender such S1 Shares pursuant to the Exchange Offer, whether to exercise withdrawal rights as provided herein and, with respect to the election, whether to receive the Cash Consideration or the Stock Consideration or some combination thereof.

Why does the cover page state that the Exchange Offer is subject to change and that the registration statement filed with the SEC is not yet effective? Does this mean that the Exchange Offer has not commenced?

No. Completion of this preliminary prospectus/offer to exchange and effectiveness of the registration statement are not necessary for the Exchange Offer to commence. ACI, through Offeror, commenced the Exchange Offer on August 30, 2011. Offeror cannot, however, accept for exchange any S1 Shares tendered in the Exchange Offer or exchange any S1 Shares until the registration statement is declared effective by the SEC and the other conditions to the Exchange Offer have been satisfied or waived.

Where can I find more information on ACI and S1?

You can find more information about ACI and S1 from various sources described in the section of this prospectus/offer to exchange titled “Where You Can Find More Information.”

Who can I contact with any additional questions about the Exchange Offer?

You can call the information agent or the dealer manager for the Exchange Offer.

The information agent for the Exchange Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

The dealer manager for the Exchange Offer is:

Wells Fargo Securities, LLC
375 Park Avenue, 4th Floor
New York, New York 10022
Call Toll-Free: (800) 532-2916

SUMMARY OF THE EXCHANGE OFFER

This summary highlights the material information in this prospectus/offer to exchange. To more fully understand the Exchange Offer to holders of S1 Shares, and for a more complete description of the terms of the Exchange Offer and the Second-Step Merger, you should read carefully this entire document, including the exhibits, schedules and documents incorporated by reference herein, and the other documents referred to herein. For information on how to obtain the documents that are on file with the SEC, please see the section of this prospectus/offer to exchange titled “Where You Can Find More Information.”

The Companies
(See page 33)

ACI

ACI is a Delaware corporation with its principal executive offices located at 120 Broadway, Suite 3350, New York, New York 10271. The telephone number of ACI is (646) 348-6700. ACI develops, markets, installs and supports a broad line of software products and services primarily focused on facilitating electronic payments. In addition to its own products, ACI distributes, or acts as a sales agent for, software developed by third parties. These products and services are used principally by financial institutions, retailers and electronic payment processors, both in domestic and international markets. Most of ACI’s products are sold and supported through distribution networks covering three geographic regions — the Americas, Europe/Middle East/Africa and Asia/Pacific. As of June 30, 2011, ACI had total stockholders’ equity of approximately $280 million and total assets of approximately $614 million. ACI Shares are listed on the NASDAQ Global Select Market under the ticker symbol “ACIW” and, as of September 14, 2011, the last practicable date prior to the filing of this prospectus/offer to exchange, ACI had a market capitalization of approximately $1,018.8 million. As of December 31, 2010, ACI had a total of approximately 2,134 employees, of whom 1,124 were in the Americas reportable segment, 591 were in the Europe/Middle East/Africa reportable segment and 419 were in the Asia/Pacific reportable segment.

As of the date of the filing of this prospectus/offer to exchange with the SEC, ACI was the beneficial owner of 1,107,000 S1 Shares, or 2.0% of the amount outstanding.

Offeror

Offeror, a Delaware limited liability company, is a wholly-owned subsidiary of ACI. Offeror is newly formed, and was organized for the purpose of making the Exchange Offer and consummating the Second-Step Merger. Offeror has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Exchange Offer and the Second-Step Merger.

S1

The following description of S1 is taken from S1’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “S1 10-K”). Please see the section of this prospectus/offer to exchange titled “Note on S1 Information.”

S1 is a leading global provider of payments and financial services software solutions. S1 offers payments solutions for ATM and retail point-of-sale driving, card management, and merchant acquiring, as well as financial services solutions for consumer, small business and corporate online banking, trade finance, mobile banking, voice banking, branch and call center banking. S1 sells its solutions primarily to banks, credit unions, retailers and transaction processors and also provides software, custom software development, hosting and other services to State Farm Mutual Automobile Insurance Company, a relationship that will conclude by the end of 2011. Founded in 1996, S1 started the world’s first Internet bank, Security First Network Bank. In 1998, S1 sold the banking operations and focused on software development, implementation and support services. For several years, S1’s core business was primarily providing Internet banking and insurance applications. Then, through a series of strategic acquisitions and product development initiatives, S1 expanded its solution set to include applications that deliver financial services across multiple channels and provide payments and card management functionality.

S1 Shares are listed on the NASDAQ under the ticker symbol “SONE.” S1’s principal executive offices are located at 705 Westech Drive, Norcross, Georgia 30092 and its telephone number is (404) 923-3500.

The Exchange Offer
(See page 49)

Offeror is offering, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange and in the accompanying letter of election and transmittal, to exchange for each issued and outstanding share of common stock of S1, validly tendered pursuant to the Exchange Offer and not properly withdrawn one of the following:

•	0.2800 of an ACI Share (Stock Consideration); or

•	$10.00 in cash, without interest (Cash Consideration),

subject to the proration procedures described in this prospectus/offer to exchange and the related letter of election and transmittal.

The blended value of the Cash-Stock Consideration as of the close of trading on September 14, 2011, assuming full proration, was $9.31 per S1 Share.

The equity capital markets have been highly volatile since July 26, 2011 and market prices for ACI Shares have fluctuated and will fluctuate, and could be higher or lower than the price of ACI Shares at or after the Expiration Time. Accordingly, S1 stockholders are urged to obtain current trading price information for ACI Shares prior to deciding whether to tender shares pursuant to the Exchange Offer, whether to exercise withdrawal rights as provided herein and, with respect to the election, whether to receive the Cash Consideration or the Stock Consideration or some combination thereof.

S1 stockholders electing either the Cash Consideration or the Stock Consideration will be subject to proration so that 62.0% of S1 Shares will be exchanged for the Cash Consideration and 38.0% of S1 Shares will be exchanged for the Stock Consideration in the Exchange Offer. S1 stockholders who do not participate in the Exchange Offer and whose shares are acquired in the Second-Step Merger will receive the Proration Amount of Cash and Stock Consideration. The elections of other S1 stockholders will affect whether a tendering S1 stockholder electing the Cash Consideration or the Stock Consideration receives solely the type of consideration elected or if a portion of such S1 stockholder’s tendered S1 Shares is exchanged for another form of consideration. S1 stockholders who otherwise would be entitled to receive a fractional ACI Share will instead receive cash in lieu of any fractional ACI Share such holder may have otherwise been entitled to receive based on current trading prices. For a complete discussion of the proration procedure and the treatment of fractional ACI Shares, please see the sections of this prospectus/offer to exchange titled “The Exchange Offer — Elections and Proration” and “The Exchange Offer — Cash In Lieu of Fractional ACI Shares.”

Reasons for the Exchange Offer
(See page 42)

While ACI continues to hope that it is possible to reach a consensual transaction with S1, ACI, through Offeror, is making the Exchange Offer directly to S1 stockholders in light of the S1 Board’s rejection of the Original ACI Merger Proposal on August 2, 2011.

ACI reserves the right to solicit proxies or consents to cause the S1 Board to be reconstituted with director nominees proposed by ACI independently of or in connection with the Exchange Offer. Any such proxy solicitation will be made only pursuant to separate proxy materials in accordance with the rules and regulations of the SEC.

Value:

ACI believes that the Exchange Offer is superior to the Proposed Fundtech Merger notwithstanding the S1 Board’s rejection of the Original ACI Merger Proposal because it provides greater and more certain value than the Proposed Fundtech Merger. Among other things, in the Exchange Offer, 62.0% of S1 Shares would be exchanged for cash. The Proposed Fundtech Merger provides no cash to S1 stockholders.

In addition, ACI believes that the value per S1 Share in the Exchange Offer is substantially higher than the trading prices for S1 Shares after the announcement of the Proposed Fundtech Merger. On June 24, 2011, the last trading day prior to the announcement of the Fundtech Merger Agreement, the closing sales price of S1 Shares as reported by the NASDAQ Market was $7.54 per share. The closing sales price for S1 Shares declined on June 27, 2011, the day that the Fundtech Merger Agreement was announced, to $7.26 per share. During the period from June 27, 2011 to July 25, 2011, the last trading day prior to the announcement of the Original ACI Merger Proposal, the closing sales price for S1 Shares further declined 1.8% to $7.13 per share, and its volume weighted average closing sales price over this period was $7.25 per share. This compares to an increase of 4.5% for the S&P 500 Index over the same period. ACI believes that the increase in trading prices was primarily attributable to the Original ACI Merger Proposal.

At $9.31 per S1 Share, the blended value of the Cash-Stock Consideration as of September 14, 2011, assuming full proration, the Exchange Offer represents (1) a 30.6% premium to the closing sales price of S1 Shares on July 25, 2011, the last trading day prior to the public announcement of the Original ACI Merger Proposal, (2) a 29.1% premium to the volume weighted average closing price of S1 Shares over the previous 90 days prior to the announcement of the Original ACI Merger Proposal, and (3) a 20.1% premium to the 52-week high of S1 Shares for the 52-week period ending July 25, 2011.

S1 stockholders who elect the Cash-Stock Consideration contemplated by the Exchange Offer will be subject to proration. Since the value of ACI Shares fluctuates, the per S1 Share Stock Consideration necessarily could have a value that is different than the per S1 Share Cash Consideration. As a consequence, in the Exchange Offer S1 stockholders could receive a combination of Cash-Stock Consideration with a value that is different from the value of such consideration on the date of the Enhanced ACI Merger Proposal, the date of the Special Meeting and the date of the consummation of the Exchange Offer.

The elections of other S1 stockholders will affect whether S1 stockholders received solely the type of consideration they had elected or whether a portion of the consideration S1 stockholders elected were exchanged for another form of consideration as a result of the pro ration procedures contemplated by the Exchange Offer.

Solely for purposes of illustration, the following table indicates the value of the Cash Consideration, the Stock Consideration and the blended value of the Cash-Stock Consideration based on different assumed prices for ACI Shares.

	Assuming No Proration		Assuming Full Proration
					Value of
Assumed ACI	Value of	Value of	Value of	Value of	Cash-Stock
Share Price	Stock Consideration	Cash Consideration	Stock Consideration	Cash Consideration	Consideration

$37.93(1)	$10.62	$10.00	$4.04	$6.20	$10.24
$35.70(2)	$10.00	$10.00	$3.80	$6.20	$10.00
$30.49(3)	$8.54	$10.00	$3.24	$6.20	$9.44
$29.24(4)	$8.19	$10.00	$3.11	$6.20	$9.31
$20.15(5)	$5.64	$10.00	$2.14	$6.20	$8.34

(1)	Represents highest sales price for ACI Shares in the 52-Week Period.

(2)	Represents closing sales price for ACI Shares on July 25, 2011, the last trading day prior to the announcement of the Original ACI Merger Proposal.

(3)	Represents closing sales price for ACI Shares on August 29, 2011, the last trading day prior to the commencement of the Exchange Offer.

(4)	Represents closing sales price for ACI Shares on September 14, 2011, the last trading day prior to the date of this prospectus/offer to exchange.

(5)	Represents the lowest sales price for ACI Shares in the 52-Week Period.

The equity capital markets have been highly volatile since July 26, 2011 and market prices for ACI Shares and S1 Shares have fluctuated and can be expected to continue to fluctuate. S1 stockholders are urged to obtain current trading price information prior to deciding how to vote. The premium represented by the Exchange Offer to the Proposed Fundtech Merger may be larger or smaller depending on market prices on any given date and will fluctuate between the date of this prospectus/offer to purchase, the Expiration Time and the date of the consummation of the Exchange Offer.

Strategic Rationale:

The Exchange Offer provides immediate cash value to S1 stockholders, as well as the opportunity to participate in the value creation in the Exchange Offer through the receipt of ACI Shares. ACI believes that the complementary nature of ACI and S1 creates a compelling opportunity to establish a full-service global leader of financial and payments software with significant scale and financial strength, including as follows:

•	Highly Complementary Product and Customer Bases: Combined, ACI and S1 would provide a rich set of capabilities and a broad portfolio of products to customers across the entire electronic payments spectrum. In particular, ACI believes that the acquisition of S1 would provide breadth and additional capabilities to what ACI does today, including: (1) expand ACI’s retailer business beyond North America; (2) increase ACI’s retail banking payments business down into lower and mid-tier financial institutions; and (3) add function and global reach to ACI’s online business banking offering, including new capabilities around branch banking and trade. The acquisition of S1 would support ACI’s position as a leading provider of the most unified payments solution to serve retail banking, wholesale banking, processors and retailers and would enable its customers to lower their operational costs and improve time-to-market.

•	Enhanced Scale and Global Position: ACI’s, S1’s and Fundtech’s principal competitors are substantially larger companies with greater financial resources than ACI, S1 and Fundtech have. The combined ACI and S1 would have greater scale and critical mass than S1 would have after the Proposed Fundtech Merger. The combined ACI and S1 would have revenue of $683 million and adjusted EBITDA of $123 million for the 12 months ended June 30, 2011, compared to revenue of $379 million and adjusted EBITDA of $43 million for that period for the combined S1 and Fundtech in the Proposed Fundtech Merger. This scale advantage would enable the combined ACI and S1 to more effectively serve its combined global customer base and compete against the very large companies which operate in the electronic payments software business.

In addition, Fundtech is dependent upon three international financial institutions for a significant portion of its revenue. According to Fundtech’s Form 20-F filed with the SEC on May 31, 2011, in fiscal year 2010, Fundtech derived approximately 21% of its total annual revenues from these three international financial institutions. In comparison, ACI’s top 10 customers represented approximately 20% of its total annual revenue in 2010.

•	Significant Synergy Opportunities: ACI expects the combination of ACI and S1 will generate a significant amount of operational efficiencies and cost savings that will drive margin expansion for the acquired S1 business and earnings accretion for the combined company. ACI estimates that the annual pre-tax cost savings related to the Exchange Offer would be more than double the $12 million estimated in the Proposed Fundtech Merger, primarily attributable to elimination of S1’s public company costs and rationalization of duplicate general and administrative functions, sales/marketing functions and costs, occupancy costs, product management and R&D functions. In addition, ACI expects to consolidate the combined company’s hosting data centers and infrastructure. Further, ACI expects the cost savings will improve S1’s margins in line with ACI’s margins for adjusted EBITDA. Assuming that the Exchange Offer is closed in the fourth calendar quarter of this year, ACI anticipates the cost savings would be fully realizable in 2012.

•	Strong Financial Position: ACI would continue to have a strong financial profile driven by a solid balance sheet with substantial liquidity and a recurring revenue model that generates significant free cash flows, allowing for further future investments in the business. In addition, ACI expects the transaction to be accretive to full year earnings in 2012.

The following metrics provide relevant information with respect to ACI’s recent financial performance, as of July 26, 2011, the date of the Original ACI Merger Proposal:

•	ACI has produced a stockholder return of approximately 90% over the past three years, significantly outperforming the relevant peer group;

•	ACI has increased its 60-month backlog to $1.6 billion in 2010, up $350 million since 2006;

•	ACI has driven monthly recurring revenue to 68% in 2010, up nearly 29% since 2007; and

•	ACI has increased adjusted EBITDA margin to 21% in 2010, from 7% in 2007.

This prospectus/offer to exchange includes summary selected unaudited pro forma combined financial information that is intended to provide S1 stockholders with information relating to ACI’s financial results assuming that ACI and S1 had already been combined.

Integration:

ACI believes that there are substantial risks inherent in mergers of equals, which ACI believes are exacerbated by the fact that S1 is a U.S. company headquartered in Norcross, Georgia, while Fundtech is a company with substantial operations in Israel. While there is integration risk in any substantial business combination transaction, ACI’s proposal would not involve the complexities inherent in combining two businesses whose co-CEOs and other senior executives would be located on different continents, and ACI would have the ability to implement integration plans without being required to consider the potential conflicting interests and disynergies implicit in a “merger of equals” in which, for example, the combined company’s top management is expected to be drawn from two disparate organizations.

S1’s proxy statement discloses that political, economic and military conditions in Israel and the Middle East could negatively impact the combined S1-Fundtech company. Fundtech is an Israeli company with substantial operations in Israel. According to S1’s proxy statement, (1) any major hostilities involving Israel, acts of terrorism or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect the combined company’s operations, (2) several Arab and Muslim countries restrict or prohibit business with Israeli companies and these restrictions may have an adverse impact on the combined company’s operating results, financial condition or the expansion of the combined company’s business, and (3) such boycott, restrictive laws, policies or practices may preclude the combined company from pursuing certain sales opportunities in the future.

Closing Conditions:

The completion of the Proposed Fundtech Merger is subject to, among other conditions, approval of the issuance of stock in the transaction by holders of a majority of S1 Shares voting at a meeting held on the matter, the expiration or termination of the waiting period under the HSR Act, as well as a number of conditions unique to a combination of a U.S. and an Israeli company, including receipt of the consent or approval of Israeli tax authorities, the Investment Center of the Israeli Ministry of Trade & Industry and the Israeli Securities Authority.

The Exchange Offer is subject to the conditions set forth in “Conditions to the Exchange Offer,” including the Fundtech Merger Agreement Condition, the Delaware 203 Condition, the Minimum Tender Condition and the receipt of customary regulatory approvals, including the expiration or termination of the waiting period under the HSR Act. The Fundtech Merger Agreement Condition and the Delaware 203 Condition could be satisfied by action of the S1 Board. In addition, the Fundtech Merger Agreement Condition could be satisfied if S1 stockholders vote against the issuance of shares to complete the Fundtech Merger and the Fundtech Merger Agreement is terminated.

As of the date of this prospectus/offer to exchange, S1 has not obtained clearance under the HSR Act. S1 reported in its proxy statement that it refiled its Notification and Report Form under the HSR Act with the Antitrust Division on August 17, 2011, recommencing the 30-calendar day waiting period under the HSR Act with respect to S1’s acquisition of shares of Fundtech in the Proposed Fundtech Merger. S1 also reported that it understands that Clal (as defined below), Fundtech’s largest shareholder, intends to withdraw and refile its Notification and Report Form after August 19, 2011, the date of S1’s proxy statement, which will restart the 30-calendar day waiting period.

ACI filed the required Notification and Report Form under the HSR Act with the Antitrust Division and the FTC on July 27, 2011. Thereafter, the Antitrust Division informed ACI that, as between the FTC and the Antitrust Division, the Antitrust Division would review ACI’s filing. ACI withdrew its initial filing on August 26, 2011, and refiled it on August 29, 2011 in order to permit the Antitrust Division to have additional time to review the filing.

The 30-calendar day waiting period recommenced in connection with such refiling so that it now expires, unless terminated earlier or extended, at 11:59 p.m., Eastern Time on September 28, 2011. The Antitrust Division may extend its review beyond the 30-calendar day waiting period by requesting additional information and documentary material. In the event of such a request, the waiting period would be extended until 11:59 p.m., Eastern time, on the 30th calendar day after ACI has made a proper response to that request as specified by the HSR Act and the implementing rules.

The combination with S1 would provide ACI with enhanced scale, breadth and additional capabilities to compete more effectively in the highly competitive payment systems marketplace. If ACI were to acquire S1, the combined company would continue to face intense competition from third-party software vendors, in house solutions, processors, IT service organizations and credit card associations, including from companies which are substantially larger and have substantially greater market shares than the combined company would have. Moreover, the dynamic worldwide nature of the industry means that competitive alternatives can and do regularly emerge. Thus, ACI does not believe the transaction would enable it to obtain market power in, or even a significant share of, any relevant market.

Nonetheless, the Original ACI Merger Proposal contained provisions designed to provide S1 what ACI believed to be an appropriate measure of assurance that the HSR Act condition would be satisfied, including a $21.5 million fee that would be paid to S1 if that condition were not satisfied and an undertaking to divest assets, subject to certain limitations (which were not specified in the draft merger agreement delivered to S1), and take other actions if necessary to obtain the expiration or termination of the HSR Act waiting period. ACI reiterated this commitment in connection with its delivery of the Enhanced ACI Merger Proposal.

Based on the foregoing, ACI believes that it will obtain clearance under the HSR Act, although there necessarily can be no assurance with respect thereto.

Restructuring of S1 for No Premium and No Cash:

According to S1’s proxy statement, S1 has entered into a transaction to “acquire” Fundtech in which S1 stockholders will receive no premium and no cash for their shares. Although S1 has stated in its proxy statement that S1 will “acquire” Fundtech, we believe that its analysis is incorrect. We believe that the Proposed Fundtech Merger is in fact a transaction that results in a radical restructuring of the business, ownership and governance of S1, and thereby could be deemed to constitute de facto change in control of S1 for a number of reasons, including (1) changes in S1’s Board and management, including a governance mechanism applicable to key corporate decisions that requires agreement of designees of each of S1 and Fundtech post-transaction (unless approved by a post-transaction Board of Directors of which one-half of the designees are appointed by S1 and one-half of the designees are appointed by Fundtech), (2) changes in the composition and concentration of ownership of the combined company’s shares, and (3) the fact that the transaction constitutes a “change in control” under compensation arrangements for S1’s top management.

Changes in S1’s Board and Management:  According to S1’s proxy statement, following the Proposed Fundtech Merger, the governance of S1 would change as follows:

•	Fundtech’s CEO would become “Executive Chairman” of the combined company. Fundtech’s Chairman would become “Deputy Chairman” of the combined company. Fundtech’s CFO would become CFO of the combined company. One or more of these individuals apparently would serve in these capacities from Israel, and not S1’s principal U.S. offices.

•	S1’s Board would not constitute a majority of the Board of the combined company; rather, the combined company Board would be comprised of eight members, four from the current Board of Fundtech and four from the current Board of S1.

•	For an apparently indeterminate period, Fundtech’s CEO, as “Executive Chairman” of the combined company, and the combined company’s CEO would have to mutually agree before S1 could take any of the following actions. Disputes as to the following matters could only be resolved by the vote of a majority of the Board of the combined company, on which the current Fundtech directors will have a blocking vote:

•	subject to certain exceptions, the issuance of any equity interests of the combined company or its subsidiaries or any securities exercisable or exchangeable for or convertible into equity interests of the combined company or its subsidiaries;

•	incurrence of any indebtedness for borrowed money, other than indebtedness (i) outstanding as of the closing date of the Proposed Fundtech Merger or (ii) incurred in the ordinary course of business;

•	engaging in any merger, consolidation or other business combination transactions or recapitalization or reorganization;

•	acquisition of any enterprise or business (whether by merger, stock or assets) or other significant assets outside of the ordinary course of business;

•	sale or other disposition of any assets of the combined company or any of its subsidiaries outside of the ordinary course of business;

•	acquisition or development of any material new product or service offering;

•	engaging in any line of business substantially different from those lines of business conducted by the combined company and its subsidiaries immediately following the closing date of the Proposed Fundtech Merger;

•	hiring or termination of the executive chairman, chief executive officer, chief financial officer, chief operating officer, chief legal officer and each individual (including any consultant or other individual, even if not technically an employee) performing the functions of any such office, each referred to as a Senior Officer, or any individual who directly reports (including any consultant or other individual, even if not technically an employee) to any Senior Officer, referred to, together with the Senior Officers, each as an Applicable Employee;

•	modification of the salary or other compensation of any Applicable Employee, materially changing the responsibilities of any Applicable Employee, or making any material changes to the employment agreement of any Applicable Employee;

•	approval of (i) any operating or capital expenditure budget of the combined company or any of its subsidiaries or (ii) any material amendment or supplement to or other modification thereof;

•	institution, settlement, withdrawal or compromise of any material lawsuit, claim, counterclaim or other legal proceeding by or against the combined company or any of its subsidiaries or with respect to any of their respective material properties or assets; or

•	delegate any authority to take any of the foregoing actions to any other officer or employee.

Changes in the Composition and Concentration of Share Ownership:  The Proposed Fundtech Merger will result in a change in the composition and concentration in ownership of S1 Shares. According to a Schedule 13D filed in respect of Fundtech, Clal Industries and Investments Ltd. (“Clal”), an Israeli company, owns approximately 58% of Fundtech’s ordinary shares. Clal is controlled by the following four individuals: Nochi Dankner, Shelly Danker-Bergman, Isaac Manor and Avraham Livnat, who may be deemed to beneficially own the Fundtech shares held by Clal.

According to S1’s proxy statement, Clal will own approximately 24% of the combined company, and by virtue of such ownership “may exert considerable influence over the combined company’s policies, business and affairs, and in any corporate transaction or other matter, including mergers, consolidations and the sale of all or substantially all of [S1’s] assets. This concentration in control may have the effect of delaying, deterring or preventing a change of control that otherwise would yield a premium upon the price of the combined company’s common stock. This concentration of ownership may also have the effect of reducing the amount of stock in the combined company’s public float, which may impact share trading values.”

Although S1 stockholders will continue to own 55% of S1 Shares following the Proposed Fundtech Merger, these shares are held by a wide and diverse group of institutional and other investors and, based on reported share ownership as of September 14, 2011, no S1 stockholder other than Clal will own more than 5.0% of the outstanding S1 Shares if the Proposed Fundtech Merger were to be completed. The S1 Board exempted Clal from the restrictions applicable to “interested stockholders” under Section 203 of the Delaware General Corporation Law and has not otherwise restricted Clal’s ability to acquire additional shares or take actions in respect of the governance of S1 following the Proposed Fundtech Merger. Accordingly, Clal may be able to exert considerable influence over S1’s affairs following the Proposed Fundtech Merger as a result of its 24% ownership interest.

“Change in Control” for the Benefit of S1 Top Management:  The Proposed Fundtech Merger will constitute a “change of control” for purposes of the employment agreements, equity incentive plans and golden parachutes of S1’s senior management, resulting in the acceleration of certain benefits as described in S1’s proxy statement under the section titled “Interests of the Company’s Executive Officers and Directors in the Merger.”

Based upon (1) the expected roles to be played by S1’s and Fundtech’s management following the Proposed Fundtech Merger in the combined company, (2) the substantial ownership of the combined company by Fundtech’s largest stockholder following the merger, and (3) the treatment of the merger as a “change of control” under the compensation arrangements of S1’s management, we believe that the Proposed Fundtech Merger looks much more like a change of control rather than an “acquisition” of Fundtech or a “merger”.

In any case, we believe that S1’s Board, in evaluating any strategic transaction of this type, has a legal obligation to consider all available alternative transactions beforehand, to communicate those alternatives to S1’s stockholders and to consider our proposal which we believe provides superior value to S1’s stockholders.

For the foregoing reasons, ACI urges S1 stockholders to accept the Exchange Offer and tender their shares pursuant to the Exchange Offer. In addition, ACI urges the members of the S1 Board in accordance with their fiduciary duties to authorize S1’s management and advisors to enter into negotiations with ACI. ACI believes that the fiduciary duties of care and loyalty applicable to S1 directors under Delaware law require that they inform themselves of all material information reasonably available to them prior to making a business decision, including alternatives to the Proposed Fundtech Merger. By failing to enter into negotiations with ACI, ACI believes the S1 Board is unable to determine whether the Enhanced ACI Merger Proposal provides greater long-term value to S1’s stockholders than the Proposed Fundtech Merger and is in the best interests of S1 and its stockholders.

Conditions of the Exchange Offer
(See page 65)

The Exchange Offer is conditioned upon, among other things, the following:

•	S1 stockholders shall have validly tendered and not withdrawn prior to the Expiration Time at least that number of S1 Shares that, when added to the S1 Shares then owned by ACI, Offeror or any of ACI’s other subsidiaries, shall constitute a majority of the then-outstanding number of S1 Shares on a fully diluted basis.

•	S1 stockholders shall have voted against the issuance of S1 Shares pursuant to the Fundtech Merger Agreement at a duly convened meeting of S1 stockholders, and the Fundtech Merger Agreement shall have been validly terminated and ACI shall reasonably believe that S1 has no liability, and Fundtech shall not have asserted any claim of liability or breach against S1 in connection with the Fundtech Merger Agreement, other than with respect to the possible payment of a maximum of $14.6 million in the aggregate in termination fees and reimbursement of permitted Fundtech expenses thereunder.

•	The registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and ACI shall have received all necessary state securities law or “blue sky” authorizations.

•	The S1 Board shall have approved the acquisition of the S1 Shares pursuant to the Exchange Offer and the Second-Step Merger under Section 203 of the DGCL, or ACI shall be satisfied that Section 203 of the DGCL does not apply to or otherwise restrict such acquisition or the Second-Step Merger.

•	The ACI Shares to be issued to S1 stockholders as a portion of the Exchange Offer consideration in exchange for S1 Shares in the Exchange Offer and the Second-Step Merger shall have been authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

•	There shall be no threatened or pending litigation, suit, claim, action, proceeding or investigation by or before any Governmental Authority that, in the judgment of ACI, is reasonably expected to, directly or indirectly, restrain or prohibit (or which alleges a violation of law in connection with) the Exchange Offer or the Second-Step Merger, is reasonably expected to prohibit or limit the full rights of ownership of S1 Shares by ACI or any of its affiliates or is reasonably likely to result in a material liability imposed on S1 or ACI.

•	Since December 31, 2010, there shall not have been any event, change, effect, development, condition or occurrence that, in the reasonable judgment of ACI, is materially adverse on or with respect to the business, financial condition or continuing results of operations of S1 and its subsidiaries, taken as a whole.

•	Each of S1 and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at all times on or after December 31, 2010 and prior to the Expiration Time.

•	Any applicable waiting period under the HSR Act, and, if applicable, any agreement with the FTC or the Antitrust Division, not to accept S1 Shares for exchange in the Exchange Offer, shall have expired or shall have been terminated prior to the Expiration Time.

•	Any clearance, approval, permit, authorization, waiver, determination, favorable review or consent of any Governmental Authority, other than in connection with the matters set forth in the foregoing bullet point, shall have been obtained and such approvals shall be in full force and effect, or any applicable waiting periods for such clearances or approvals shall have expired.

The Exchange Offer is subject to additional conditions referred to in the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer,” including that S1 stockholders shall not have adopted the Fundtech Merger Agreement, that there shall have been no business combination consummated between S1 and Fundtech and that the S1 Board shall not have adopted a stockholder rights plan or similar plan.

Ownership of ACI After the Exchange Offer
(See page 58)

Based on ACI’s and S1’s respective capitalizations as of September 14, 2011 and the exchange ratio of 0.2800, ACI estimates that if all S1 Shares are exchanged pursuant to the Exchange Offer and/or the Second-Step Merger, former S1 stockholders would own, in the aggregate, approximately 14.5% of the aggregate ACI Shares on a fully diluted basis. For a detailed discussion of the assumptions on which this estimate is based, please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Ownership of ACI After the Exchange Offer.”

Comparative Market Price and Dividend Information
(See page 25)

ACI Shares are listed on the NASDAQ Global Select Market under the ticker symbol “ACIW.” S1 Shares are listed on the NASDAQ under the ticker symbol “SONE.”

The closing sales price for S1 Shares on July 25, 2011, the last trading day prior to the announcement of the Original ACI Merger Proposal, was $7.13 per share. On July 26, 2011, the date of announcement of the Original ACI Merger Proposal, the closing sales price for S1 Shares was $9.26 per Share. ACI believes that the increase in trading prices was primarily attributable to the Original ACI Merger Proposal. The closing sales price for S1 Shares on September 14, 2011, the last trading day prior to the date of this prospectus/offer to exchange, was $9.08 per share.

Based on the $29.24 closing trading price per ACI Share on September 14, 2011, the last trading day prior to this Exchange Offer, the relative value of the Cash-Stock Consideration reflected by this Exchange Offer consisted of $6.20 in cash and $3.11 in ACI Shares per S1 Share as of such date, or an aggregate blended value of $9.31 per S1 Share as of such date, assuming full proration. At the $9.31 per S1 Share value of the Cash-Stock Consideration as of September 14, 2011, the Exchange Offer represented (1) a 30.6% premium to the closing sales price of S1 Shares on July 25, 2011, the last trading day prior to the public announcement of the Original ACI Merger Proposal, (2) a 29.1% premium to the volume weighted average closing price of S1 Shares over the previous 90 days prior to the announcement of the Original ACI Merger Proposal, and (3) a 20.1% premium to the 52-week high of S1 Shares for the 52-week period ending July 25, 2011.

The equity capital markets have been highly volatile since July 26, 2011 and market prices for ACI Shares have fluctuated and will fluctuate prior to the Expiration Time, and could be higher or lower than the ACI Share price at or after the Expiration Time. Accordingly, S1 stockholders are urged to obtain current trading price information for ACI Shares prior to deciding whether to tender shares pursuant to the Exchange Offer, whether to exercise withdrawal rights as provided herein and, with respect to the election, whether to receive the Cash Consideration or the Stock Consideration or some combination thereof.

Solely for purposes of illustration, the following table indicates the value of the Cash Consideration, the Stock Consideration and the blended value of the Cash-Stock Consideration based on different assumed prices for ACI Shares.

			Assuming Full Proration
	Assuming No Proration				Value of
Assumed ACI	Value of	Value of	Value of	Value of	Cash-Stock
Share Price	Stock Consideration	Cash Consideration	Stock Consideration	Cash Consideration	Consideration

$37.93(1)	$10.62	$10.00	$4.04	$6.20	$10.24
$35.70(2)	$10.00	$10.00	$3.80	$6.20	$10.00
$30.49(3)	$8.54	$10.00	$3.24	$6.20	$9.44
$29.24(4)	$8.19	$10.00	$3.11	$6.20	$9.31
$20.15(5)	$5.64	$10.00	$2.14	$6.20	$8.34

(1)	Represents highest sales price for ACI Shares in the 52-Week Period.

(2)	Represents closing sales price for ACI Shares on July 25, 2011, the last trading day prior to the announcement of the Original ACI Merger Proposal.

(3)	Represents closing sales price for ACI Shares on August 29, 2011, the last trading day prior to the commencement of the Exchange Offer.

(4)	Represents closing sales price for ACI Shares on September 14, 2011, the last trading day prior to the date of this prospectus/offer to exchange.

(5)	Represents the lowest sales price for ACI Shares in the 52-Week Period.

The prices of ACI Shares used in the above table, and the assumptions regarding the mix of cash and/or stock a hypothetical S1 stockholder would receive, are for purposes of illustration only. The value of the Stock Consideration will change as the price of ACI Shares fluctuates during the Exchange Offer period and thereafter, and may therefore be higher or lower than the prices set forth in the examples above at the expiration of the Exchange Offer and at the time you receive the ACI Shares. S1’s stockholders are encouraged to obtain current market quotations for the ACI Shares and the S1 Shares prior to making any decision with respect to the Exchange Offer. Please see the section of this prospectus/offer to exchange titled “Risk Factors.”

Interest of Executive Officers and Directors of ACI in the Exchange Offer
(See page 78)

Except as set forth in this prospectus/offer to exchange, neither we nor, after due inquiry and to the best of our knowledge and belief, any of our directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of S1, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies.

ACI does not believe that the Exchange Offer and the Second-Step Merger will result in a change in control under any of ACI’s stock option plans or any employment agreement between ACI and any of its employees. As a result, no options or other equity grants held by such persons will vest as a result of the Exchange Offer and the Second-Step Merger. Please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Certain Relationships With S1 and Interests of ACI in the Exchange Offer.”

Source and Amount of Funds; Financing
(See page 69)

The Exchange Offer consideration will consist of ACI Shares and cash (including, cash paid in lieu of any fractional ACI Shares to which any S1 stockholder may be entitled). The Exchange Offer and the Second-Step Merger are not conditioned upon any financing arrangements or contingencies.

ACI has received a commitment letter from Wells Fargo, to arrange, and Wells Fargo Bank to provide, subject to certain conditions, up to $450 million for the purpose of financing a portion of the cash component of the consideration to be paid for each S1 Share, as well as for other payments made in connection with the Exchange Offer and to refinance ACI’s existing revolving facility. No other plans or arrangements have been made to finance or repay such financing after the consummation of the Exchange Offer and the Second-Step Merger. No alternative financing arrangements or alternative financing plans have been made in the event such financings fail to materialize. Please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Source and Amount of Funds.”

The estimated amount of cash required is based on ACI’s due diligence review of S1’s publicly available information to date and is subject to change. For a further discussion of the risks relating to ACI’s limited due diligence review, please see the section of this prospectus/offer to exchange titled “Risk Factors — Risk Factors Relating to the Exchange Offer and the Second-Step Merger.”

Appraisal/Dissenters’ Rights
(See page 62)

No dissenters’ or appraisal rights are available in connection with the Exchange Offer. However, upon consummation of the Second-Step Merger, S1 stockholders who have not tendered their S1 Shares in the Exchange Offer and who, if a stockholder vote is required, vote against approval of the Second-Step Merger will have rights under Delaware law to dissent from the Second-Step Merger and demand appraisal of their S1 Shares. Stockholders at the time of a “short form” merger under Delaware law would also be entitled to exercise dissenters’ rights pursuant to such a “short form” merger. Stockholders who perfect dissenters’ rights by complying with the procedures set forth in Section 262 of the DGCL will be entitled to receive a cash payment equal to the “fair value” of their S1 Shares, as determined by a Delaware court.

Certain Material Federal Income Tax Consequences
(See page 58)

Based on closing trading prices of ACI Shares as of the date of this prospectus/offer to exchange, the Exchange Offer would be taxable to you.

If the Exchange Offer and the Second-Step Merger qualified as component parts of an integrated transaction that constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), your exchange of S1 Shares for the Stock Consideration should be tax free, except to the extent that you also receive cash. Whether or not such transactions will so qualify is dependent on whether certain factual requirements are met, including that the Exchange Offer and Second-Step Merger are “interdependent” (that is, ACI would not undertake the Exchange Offer without the intention and expectation of completing the Second-Step Merger). In addition, there must be a “continuity of interest” of holders of S1 Shares in the combined company. ACI believes that this test should be satisfied if the total value of the Stock Consideration represents at least 40% of the total value of the consideration received by holders of S1 Shares, and may be satisfied at a slightly lower percentage. If market prices for ACI Shares upon consummation of the Exchange Offer are less than $38.75, the Stock Consideration would represent less than 40% of the total value of the Exchange Offer consideration. You are urged to obtain current trading price information prior to making any decision with respect to the Exchange Offer. We cannot provide any assurance as to whether these conditions will be satisfied at this time, since it may be affected, among other things, by the total value of the Stock Consideration at the time of the consummation of the Exchange Offer and the Second-Step Merger.

If the integrated transaction does not qualify as a reorganization, your exchange of S1 Shares for the Stock Consideration in the Exchange Offer or the Second-Step Merger could be a taxable transaction, depending on the surrounding facts. If the integrated transaction constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, any gain (but not loss) you realize on the transaction will be treated as a taxable capital gain or dividend in an amount equal to the lesser of (1) the excess of the sum of the Cash Consideration and the fair market value of the Stock Consideration you receive in the transaction over your basis in your shares and (2) the amount of cash you receive in the transaction, including any cash you receive in lieu of a fractional ACI Share, depending on your circumstances. If the offer does not constitute part of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, you will recognize a capital gain or a capital loss to the extent of the difference between your adjusted tax basis in your shares and the sum of the Cash Considerations and the fair market value of the Stock Consideration you receive. For more information, please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Certain Material Federal Income Tax Consequences.”

THIS PROSPECTUS/OFFER TO EXCHANGE CONTAINS A GENERAL DESCRIPTION OF CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE SECOND-STEP MERGER. THIS DESCRIPTION DOES NOT ADDRESS ANY NON-U.S. TAX CONSEQUENCES, NOR DOES IT PERTAIN TO STATE OR OTHER TAX CONSEQUENCES. CONSEQUENTLY, ACI URGES YOU TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER.

Accounting Treatment
(See page 79)

ACI will account for the acquisition of S1 Shares under the purchase method of accounting for business transactions. ACI will be considered the acquirer of S1 for accounting purposes. In determining the acquirer for accounting purposes, ACI considered the factors required under the accounting principles generally accepted in the U.S., which is referred to as “U.S. GAAP.”

Regulatory Approval and Status
(See page 75)

U.S. Antitrust Clearance

The Exchange Offer is subject to review by the FTC and the Antitrust Division. Under the HSR Act, the Exchange Offer may not be completed until certain information has been provided to the FTC and the Antitrust Division and a required waiting period has expired or has been terminated.

ACI filed the required Notification and Report Form under the HSR Act with the Antitrust Division and the FTC on July 27, 2011. Thereafter, the Antitrust Division informed ACI that, as between the FTC and the Antitrust Division, the Antitrust Division would review ACI’s filing. ACI withdrew its initial filing on August 26, 2011, and refiled it on August 29, 2011 in order to permit the Antitrust Division to have additional time to review the filing. The 30-calendar day waiting period recommenced in connection with such refiling so that it now expires, unless terminated earlier or extended, at 11:59 p.m. Eastern Time on September 28, 2011. The Antitrust Division may extend its review beyond the 30-calendar day waiting period by requesting additional information and documentary material. In the event of such a request, the waiting period would be extended until 11:59 p.m., Eastern time, on the 30th calendar day after ACI has made a proper response to that request as specified by the HSR Act and the implementing rules.

The combination with S1 would provide ACI with enhanced scale, breadth and additional capabilities to compete more effectively in the highly competitive payment systems marketplace. If ACI were to acquire S1, the combined company would continue to face intense competition from third-party software vendors, in house solutions, processors, IT service organizations and credit card associations, including from companies which are substantially larger and have substantially greater market shares than the combined company would have. Moreover, the dynamic worldwide nature of the industry means that competitive alternatives can and do regularly emerge. Thus, ACI does not believe the transaction would enable it to obtain market power in, or even a significant share of, any relevant market.

Nonetheless, the Original ACI Merger Proposal contained provisions designed to provide S1 what ACI believed to be an appropriate measure of assurance that the HSR Act condition would be satisfied, including a $21.5 million fee that would be paid to S1 if that condition were not satisfied and an undertaking to divest assets, subject to certain limitations (which were not specified in the draft merger agreement delivered to S1), and take other actions if necessary to obtain the expiration or termination of the HSR Act waiting period. ACI reiterated this commitment in connection with its delivery of the Enhanced ACI Merger Proposal.

Based on the foregoing, ACI believes that it will obtain clearance under the HSR Act, although there necessarily can be no assurance with respect thereto.

Other Regulatory Approvals

The Exchange Offer and the Second-Step Merger will also be subject to review by antitrust and other authorities in jurisdictions outside the U.S. ACI is in the process of filing as soon as practicable all applications and notifications determined by ACI to be necessary or advisable under the laws of the respective jurisdictions for the consummation of the Exchange Offer and the Second-Step Merger.

For more information, please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Certain Legal Matters; Regulatory Approvals.”

Listing of ACI Shares to be Issued Pursuant to the Exchange Offer and the Second-Step Merger (See page 66)

ACI will submit the necessary applications to cause the ACI Shares to be issued as the Stock Consideration of the Exchange Offer and the Second-Step Merger to be authorized for listing on the NASDAQ Global Select Market. Approval of this listing is a condition to the Exchange Offer.

Comparison of Stockholders’ Rights
(See page 82)

You may receive ACI Shares as a portion of the Exchange Offer consideration, subject to your election and proration. Because there are a number of differences between the rights of a stockholder of S1 and the rights of a stockholder of ACI, ACI urges you to review the discussion in the section of this prospectus/offer to exchange titled “Comparison of Stockholders’ Rights.”

Expiration Time of the Exchange Offer
(See page 50)

The Exchange Offer is scheduled to expire at 5:00 p.m., Eastern time, on Wednesday, September 28, 2011, which is the Expiration Time, unless further extended by Offeror. For more information, you should read the discussion in the section of this prospectus/offer to exchange titled “The Exchange Offer — Extension, Termination and Amendment.”

Extension, Termination and Amendment
(See page 50)

To the extent legally permissible, Offeror also reserves the right, in its sole discretion, at any time or from time to time (except as expressly limited below) until the Expiration Time:

•	to extend, for any reason, the period of time during which the Exchange Offer is open;

•	to delay acceptance for exchange of or exchange of any S1 Shares in order to comply in whole or in part with applicable law;

•	to terminate the Exchange Offer without accepting for exchange, or exchanging, any S1 Shares if any of the individually subheaded conditions referred to in the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer” have not been satisfied immediately prior to the Expiration Time or if any event specified in the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer” under the subheading “Other Conditions” has occurred;

•	to amend or terminate the Exchange Offer without accepting for exchange, or exchanging, any S1 Shares if ACI or any of its affiliates enters into a definitive agreement or announces an agreement in principle with S1 providing for a merger, acquisition or other business combination or transaction with or involving S1 or any of its subsidiaries, or the purchase or exchange of securities or assets of S1 or any of its subsidiaries, or ACI and S1 reach any other agreement or understanding, in either case, pursuant to which it is agreed or provided that the Exchange Offer will be terminated; and

•	to amend the Exchange Offer or waive any conditions to the Exchange Offer;

in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the exchange agent and by making public announcement thereof.

The Expiration Time may be subject to multiple extensions and any decision to extend the Exchange Offer will be made prior to the Expiration Time. Additionally, Offeror may elect to provide a subsequent offering period of at least three business days following the Expiration Time.

For more information, please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Extension, Termination and Amendment.”

Procedure for Tendering Shares
(See page 54)

The procedure for tendering S1 Shares varies depending on whether you possess physical certificates, a nominee holds your certificates for you, or whether you or a nominee hold your S1 Shares in book-entry form. ACI urges you to read the section of this prospectus/offer to exchange titled “The Exchange Offer — Procedure for Tendering” as well as the transmittal materials, including the letter of election and transmittal.

Withdrawal Rights
(See page 57)

You can withdraw tendered S1 Shares at any time until the Exchange Offer has expired and, if Offeror has not accepted your S1 Shares for exchange by the Expiration Time, at any time following 60 days from commencement of the Exchange Offer. If Offeror decides to provide a subsequent offering period, it will accept S1 Shares validly tendered during that period immediately and you will not be able to withdraw shares tendered in the Exchange Offer during any subsequent offering period. Please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Withdrawal Rights.”

Acceptance for Exchange and Exchange of S1 Shares; Delivery of Exchange Offer Consideration
(See page 52)

Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will accept for exchange, and will exchange for ACI Shares and cash promptly after the Expiration Time, all S1 Shares validly tendered and not properly withdrawn. If Offeror elects to provide a subsequent offering period following the Expiration Time, S1 Shares validly tendered during such subsequent offering period will be accepted for exchange immediately upon tender and will be promptly exchanged for the Exchange Offer consideration. For more information, please see the section of this prospectus/offer to exchange under the caption titled “The Exchange Offer — Acceptance for Exchange and Exchange of S1 Shares; Delivery of Exchange Offer Consideration.”

Cash in Lieu of Fractional ACI Shares
(See page 53)

Certificates representing fractional ACI Shares will not be distributed in the Exchange Offer or the Second-Step Merger. Instead, each tendering S1 stockholder who would otherwise be entitled to a fractional ACI Share will receive cash (rounded to the nearest whole cent) in an amount (without interest) equal to the product obtained by multiplying (a) the fractional share interest to which such S1 stockholder would otherwise be entitled (after rounding such amount to the nearest 0.0001 share), by (2) the closing price of ACI Shares as reported on the NASDAQ Global Select Market on the last trading day prior to the Expiration Time.

Elections and Proration
(See page 53)

S1 stockholders may elect to receive the Stock Consideration or the Cash Consideration in exchange for each S1 Share validly tendered and not withdrawn pursuant to the Exchange Offer, subject, in the case of elections of the Cash Consideration or the Stock Consideration, to the proration procedures described in this prospectus/offer to exchange and the related letter of election and transmittal, by indicating their elections in the applicable section of the letter of election and transmittal. If an S1 stockholder decides to change its election after tendering its S1 Shares, such S1 stockholder must first properly withdraw the tendered S1 Shares and then retender the S1 Shares prior to the Expiration Time, with a new letter of election and transmittal that indicates the revised election. S1 stockholders who do not make an election will be deemed to have elected the Cash Consideration.

S1 stockholders electing either the Cash Consideration or the Stock Consideration will be subject to proration so that 62.0% of S1 Shares will be exchanged for the Cash Consideration and 38.0% of S1 Shares will be exchanged for the Stock Consideration in the Exchange Offer. S1 stockholders who do not participate in the Exchange Offer and whose shares are acquired in the Second-Step Merger will receive the Proration Amount of Cash and Stock Consideration. The elections of other S1 stockholders will affect whether a tendering S1 stockholder electing the Cash Consideration or the Stock Consideration receives solely the type of consideration elected or if a portion of such S1 stockholder’s tendered S1 Shares is exchanged for another form of consideration. S1 stockholders who otherwise would be entitled to receive a fractional ACI Share will instead receive cash in lieu of any fractional ACI Share such holder may have otherwise been entitled to receive.

Risk Factors
(See page 27)

The Exchange Offer and the Second-Step Merger are, and if the Exchange Offer and the Second-Step Merger are consummated, the combined company will be, subject to several risks which you should carefully consider prior to participating in the Exchange Offer.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ACI

Set forth below is certain selected historical consolidated financial data relating to ACI. The financial data has been derived from ACI’s Quarterly Report on Form 10-Q for the six months ended June 30, 2011, which is incorporated by reference into this prospectus/offer to exchange (the “ACI 10-Q”) and ACI’s Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference into this prospectus/offer to exchange (the “ACI 10-K”). You should not take historical results as necessarily indicative of the results that may be expected for the remainder of this fiscal year or any other future period. This financial data should be read in conjunction with the financial statements and the related notes and other financial information contained in the ACI 10-Q and the ACI 10-K. More comprehensive financial information, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” is contained in the ACI 10-Q and ACI 10-K, and the following summary is qualified in its entirety by reference to the ACI 10-Q and ACI 10-K and all of the financial information and notes contained therein. Please see the section of the prospectus/offer to exchange titled “Where You Can Find More Information.”

The following table sets forth selected historical consolidated financial data for the years ended December 31, 2010, 2009 and 2008, the three months ended December 31, 2007 and the years ended September 30, 2007 and 2006 and the six months ended June 30, 2011 and June 30, 2010:

						Three Months
						Ended
	Six Months Ended June 30,		Years Ended December 31,(3)			December 31,	Years Ended September 30,
	2011	2010	2010	2009	2008	2007	2007	2006
	(In thousands, except per share data)

Income Statement Data
Total revenues	$217,909	$180,166	$418,424	$405,755	$417,653	$101,282	$366,218	$347,902
Net income (loss)	$11,422	$(2,239)	$27,195	$19,626	$10,582	$(2,016)	$(9,131)	$55,365
Earnings (loss) per share:
Basic	$0.34	$(0.07)	$0.81	$0.57	$0.31	$(0.06)	$(0.25)	$1.48
Diluted	$0.33	$(0.07)	$0.80	$0.57	$0.30	$(0.06)	$(0.25)	$1.45
Shares used in computing earnings (loss) per share:
Basic	33,383	33,612	33,560	34,368	34,498	35,700	36,933	37,369
Diluted	34,120	33,612	33,870	34,554	34,795	35,700	36,933	38,237

	As of June 30,		As of December 31,(3)				As of September 30,
	2011	2010	2010	2009	2008	2007	2007	2006

Balance Sheet Data
Working capital(2)	$22,509	$76,409	$24,045	$78,662	$80,260	$39,585	$17,358	$67,932
Total assets	613,647	552,516	601,529	590,043	552,842	570,458	506,741	539,365
Current portion of debt(2)	75,000	—	75,000	—	—	—	—	—
Debt (long-term portion)(1)(2)	1,745	78,126	2,790	77,408	76,014	75,911	76,546	78,093
Stockholders’ equity	$279,540	$217,267	$255,623	$236,063	$213,841	$241,039	$225,012	$267,212

(1)	Debt (long-term portion) includes long-term capital lease obligations of $1.3 million, $2.4 million, $1.8 million, $1.5 million, $1.0 million, $0.9 million, $1.5 million, and $3.1 million as of June 30, 2011 and 2010, December 31, 2010, 2009, 2008 and 2007, and September 30, 2007 and 2006, respectively, which is included in other noncurrent liabilities in the consolidated balance sheets.

(2)	ACI’s revolving credit facility has a maturity date of September 29, 2011; therefore, it has moved to current from long-term. The commitment letter from Wells Fargo Securities and Wells Fargo Bank described in the section of this prospectus/offer to exchange titled “The Exchange Offer — Source and Amount of Funds” would refinance ACI’s existing indebtedness in addition to provide cash to be used (in addition to ACI’s cash on hand) to finance the cash portion of the Exchange Offer.

(3)	On February 27, 2007, ACI’s Board of Directors approved a change in ACI’s fiscal year from a September 30 fiscal year-end to a December 31 fiscal year-end, effective as of January 1, 2008 for the year ended December 31, 2008.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF S1

The following disclosure is taken from S1’s Quarterly Report on Form 10-Q for the six months ended June 30, 2011 (the “S1 10-Q”) and the S1 10-K for the year ended December 31, 2010. Please see the section of this prospectus/offer to exchange titled “Note on S1 Information.” Pursuant to Rule 436 under the Securities Act, ACI requires the consent of S1’s independent auditors to incorporate by reference their audit report to the S1 10-K in this prospectus/offer to exchange and, because such consent has not been received, such audit report is not incorporated herein by reference. ACI has requested and has, as of the date of this prospectus/offer to exchange, not received such consent from S1’s independent auditors. ACI has applied for a waiver of this requirement under Rule 437 under the Securities Act should such consent not be made available. If ACI receives this consent, ACI will promptly file it as an exhibit to ACI’s registration statement of which this prospectus/offer to exchange forms a part. Because ACI has not been able to obtain S1’s auditors’ consent, you may not be able to assert a claim against S1’s independent auditors under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by S1’s independent auditors or any omissions to state a material fact required to be stated therein.

Set forth below is certain selected historical consolidated financial data relating to S1. The financial data has been derived from the S1 10-Q for the six months ended June 30, 2011, which is incorporated by reference into this prospectus/offer to exchange, and the S1 10-K for the year ended December 31, 2010, which is incorporated by reference into this prospectus/offer to exchange. You should not take historical results as necessarily indicative of the results that may be expected for any future period. This financial data should be read in conjunction with the financial statements and the related notes and other financial information contained in the S1 10-Q and the S1 10-K. More comprehensive financial information, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” is contained in other documents filed by S1 with the SEC, and the following summary is qualified in its entirety by reference to such other documents and all of the financial information and notes contained in those documents. Please see the section of this prospectus/offer to exchange titled “Where You Can Find More Information.”

The following table sets forth selected historical consolidated financial data for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 and the six months ended June 30, 2011 and June 30, 2010:

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010(3)	2009	2008	2007	2006(4)
	(In thousands, except per share data)

Statement of Operations Data:
Total revenue	$121,165	$102,933	$209,086	$238,927	$228,435	$204,925	$192,310
(Loss) income from continuing operations	2,189	(2,830)	(6,283)	30,423	21,850	19,495	(12,239)
Income from discontinued operations	—	—	—	—	—	—	30,141
Net (loss) income	2,189	(2,830)	(6,283)	30,423	21,850	19,495	17,902
Revenue from significant customer(1)	10,636	14,698	25,168	38,402	42,084	43,425	47,898
Stock-based compensation expense	2,485	1,182	3,700	1,602	8,092	8,522	5,663
Basic (loss) income per share:
Continuing operations	$0.04	$(0.05)	$(0.12)	$0.56	$0.38	$0.32	$(0.17)
Discontinued operations	—	—	—	—	—	—	$0.42
Net (loss) income	$0.04	$(0.05)	$(0.12)	$0.56	$0.38	$0.32	$0.25
Diluted (loss) income per share:
Continuing operations	$0.04	$(0.05)	$(0.12)	$0.55	$0.38	$0.32	$(0.17)
Discontinued operations	—	—	—	—	—	—	$0.42
Net (loss) income	$0.04	$(0.05)	$(0.12)	$0.55	$0.38	$0.32	$0.25

	As of June 30,		As of December 31,
	2011	2010	2010(3)	2009	2008	2007	2006(4)
	(In thousands, except per share data)

Balance Sheet Data:
Cash and cash equivalents	$71,720	$51,707	$61,917	$61,784	$63,840	$45,011	$69,612
Working capital(5)(6)	59,094	50,300	48,843	82,942	55,804	64,318	83,227
Goodwill	148,236	145,325	147,544	126,605	124,362	125,281	125,300
Total assets	327,113	305,767	309,653	300,066	278,686	281,844	307,805
Debt obligations, excluding current portion	27	14	35	5,026	6,126	8,805	4,119
Total liabilities	83,430	70,151	72,040	61,425	69,946	71,939	83,576
Stockholders’ equity	243,683	235,616	237,613	238,641	208,740	209,905	224,229

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010(3)	2009	2008	2007	2006(4)
	(In thousands, except per share data)

Other Selected Data:
Cash provided by operating activities	$16,938	$23,311	$37,249	$16,035	$34,147	$31,332	$3,460
Cash (used in) provided by investing activities	(3,039)	(32,371)	(37,704)	(7,688)	15,765	(13,893)	31,626
Cash used in financing activities(2)	(4,176)	(815)	(364)	(12,172)	(27,488)	(42,490)	(50,671)
Weighted average common shares outstanding — basic	53,475	51,791	52,495	52,584	55,734	59,746	70,780
Weighted average common shares outstanding — diluted	54,277	51,791	52,495	53,291	56,449	60,596	70,780

(1)	Revenue from State Farm.

(2)	Cash used in financing activities included the repurchase of common stock of $9.6 million in 2009, $25.1 million in 2008, $51.0 million in 2007 and $55.8 million in 2006 pursuant to authorized stock repurchase programs.

(3)	S1’s 2010 selected financial data reflects, as of their respective dates of acquisition, S1’s purchase of PM Systems Corporation for approximately $29.2 million, net of cash acquired, in March 2010 and certain assets from a reseller in Latin America for approximately $1.9 million, net of cash acquired, in August 2010.

(4)	In 2004, S1 acquired Mosaic Software Holdings Limited and S1 paid an additional acquisition cost of $14.0 million as earn-out consideration in 2006. Discontinued operations included S1’s Risk and Compliance business sold in 2006 for approximately $32.6 million.

(5)	Working capital includes deferred revenue of $50.0 million and $38.0 million as of June 30, 2011 and December 31, 2010, respectively.

(6)	Working capital includes deferred revenue of $36.8 million and $26.8 million as of June 30, 2010 and December 31, 2009, respectively.

SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following summary selected unaudited pro forma combined financial information has been prepared to illustrate the effect of the combination of ACI and S1 and has been prepared for informational purposes only. The unaudited pro forma combined balance sheet information combines information from the historical consolidated balance sheets of ACI and of S1 as of June 30, 2011, giving effect to the acquisition of S1 by ACI as if it had occurred on June 30, 2011. The unaudited pro forma combined statements of operations information combines information from the historical consolidated statements of operations of ACI and of S1 for the year ended December 31, 2010 and the six months ended June 30, 2011, giving effect to the acquisition of S1 by ACI as if it had occurred on January 1, 2010. The summary selected unaudited pro forma combined financial information has been prepared using the acquisition method of accounting under U.S. GAAP. ACI has been treated as the acquirer for accounting purposes.

The summary selected unaudited pro forma combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the acquisition been completed as of the dates indicated. In addition, the summary selected unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company. S1 has not participated in the preparation of the summary selected unaudited pro forma combined financial information, unaudited pro forma condensed combined financial information or this prospectus/offer to exchange and has not reviewed or verified the information, assumptions or estimates relating to SI in the unaudited pro forma condensed combined financial information. The following information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included in this prospectus/offer to exchange. See “Unaudited Condensed Combined Pro Forma Financial Information.”

In respect of all information relating to S1 presented in, incorporated by reference into or omitted from, this prospectus/offer to exchange, ACI has relied upon publicly available information, including information publicly filed by S1 with the SEC. Although ACI has no knowledge that would indicate that any statements contained herein regarding S1’s condition, including its financial or operating condition (based upon such publicly filed reports and documents) are inaccurate, incomplete or untrue, ACI was not involved in the preparation of such information and statements. For example, ACI has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus/offer to exchange that have necessarily involved ACI’s estimates with respect to S1’s financial information. Any financial, operating or other information regarding S1 that may be detrimental to ACI following ACI’s acquisition of S1 that has not been publicly disclosed by S1, or errors in ACI’s estimates due to the lack of cooperation from S1, may have a material adverse effect on the business, financial condition and results of operations of the combined company and the market value of ACI Shares after the acquisition. See the section of this prospectus/offer to exchange titled “Note on S1 Information.”

This pro forma information is subject to risks and uncertainties, including those discussed in the section of this prospectus/offer to exchange titled “Risk Factors.”

The following sets forth unaudited summarized pro forma statement of operations data for the six months ended June 30, 2011 and the year ended December 31, 2010 (in thousands of dollars):

	Six Months Ended	Year Ended
	June 30, 2011	December 31, 2010

Revenues:
Software license fees	$107,768	$190,796
Maintenance fees	105,373	198,557
Services	75,870	139,169
Software hosting fees	50,063	98,988

Total revenues	339,074	627,510

Expenses:
Cost of software license fees	8,702	14,833
Cost of maintenance, services, and hosting fees	123,857	227,505
Research and development	64,234	109,584
Selling and marketing	55,574	98,725
General and administrative	48,478	97,230
Depreciation and amortization	15,929	30,489

Total expenses	316,774	578,366

Operating income	22,300	49,144
Other income (expense):
Interest income	547	879
Interest expense	(5,699)	(11,646)
Other, net	(970)	(4,982)

Total other income (expense)	(6,122)	(15,749)

Income before income taxes	16,178	33,395
Income tax expense	5,476	18,460

Net income	$10,702	$14,935

The following sets forth unaudited summarized pro forma balance sheet data as of June 30, 2011 (in thousands of dollars):

June 30,
2011

ASSETS
Cash and cash equivalents	$142,527
Billed receivables, net	116,348
Accrued receivables	19,081
Income taxes receivable	1,953
Deferred income taxes, net	13,931
Prepaid expenses	19,143
Other current assets	14,637

Total current assets	327,620
Property and equipment, net	43,488
Software, net	28,455
Goodwill	650,068
Other intangible assets, net	29,075
Deferred income taxes, net	28,776
Other noncurrent assets	27,483

TOTAL ASSETS	$1,134,965

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$24,678
Accrued employee compensation	39,242
Deferred revenue	181,753
Income taxes payable	2,159
Alliance agreement liability	1,600
Current portion of note payable	8,750
Accrued and other current liabilities	23,415

Total current liabilities	281,597
Deferred revenue	30,035
Long term note payable	350,838
Alliance agreement noncurrent liability	20,667
Other noncurrent liabilities	20,818

Total liabilities	703,955
Stockholders’ equity
Preferred stock	—
Common stock	263
Common stock warrants	24,003
Treasury stock	(167,286)
Additional paid-in capital	496,749
Retained earnings	88,068
Accumulated other comprehensive loss	(10,787)

Total stockholders’ equity	431,010

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,134,965

HISTORICAL AND PRO FORMA PER SHARE INFORMATION

The historical per share earnings, dividends, and book value of ACI and S1 shown in the tables below are derived from their respective audited consolidated financial statements for the year ended December 31, 2010 and their respective unaudited consolidated financial statements for the six months ended June 30, 2011. The pro forma comparative basic and diluted earnings per share data give effect to the acquisition using the acquisition method of accounting as if it had been completed on January 1, 2010. The pro forma book value per share information was computed as if the acquisition had been completed on June 30, 2011. You should read this information in conjunction with the historical financial information of ACI and of S1 included elsewhere or incorporated in this prospectus/offer to exchange, including ACI’s and S1’s financial statements and related notes. The per share pro forma information assumes that all S1 Shares are converted into ACI Shares at the exchange ratio of 0.1064. The equivalent pro forma per share information was derived by multiplying the combined company pro forma per share information by the exchange ratio of 0.1064.

The pro forma data shown in the tables below is unaudited and for illustrative purposes only. You should not rely on this data as being indicative of the historical results that would have been achieved had ACI and S1 always been combined or the future results that the combined company will achieve after the consummation of the acquisition. This pro forma information is subject to risks and uncertainties, including those discussed in the section entitled “Risk Factors.”

	Six Months Ended June 30, 2011
			Combined
	Historical	Historical	Company	Equivalent
	ACI	S1	Pro Forma	Pro Forma

Basic earnings per share	$0.34	$0.04	$0.27	$0.03
Diluted earnings per share	0.33	0.04	0.27	0.03
Cash Dividends declared per share	—	—	—	—
Book Value per diluted share at the end of the period	8.19	4.49	10.77	n/a

	Year Ended December 31, 2010
			Combined
	Historical	Historical	Company	Equivalent
	ACI	S1	Pro Forma	Pro Forma

Basic earnings (loss) per share	$0.81	$(0.12)	$0.38	$0.04
Diluted earnings (loss) per share	0.80	(0.12)	0.38	0.04
Cash Dividends declared per share	—	—	—	—
Book Value per diluted share at the end of the period	7.55	4.53	n/a	n/a

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

The following table sets forth the high and low sales prices per share of ACI Shares and S1 Shares for the periods indicated as reported on the consolidated tape of the NASDAQ Global Select Market and the NASDAQ, as reported in the ACI 10-K and the S1 10-K, respectively, with respect to the years 2009 and 2010, and thereafter as reported in publicly available sources. As reported in the ACI 10-K, ACI has never declared or paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. Loan covenants contained in ACI’s current credit facility limit its ability to pay dividends on ACI’s capital stock. As reported in the S1 10-K, S1 has never declared or paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future, although there are no restrictions on S1’s ability to do so. Please see the section of this prospectus/offer to exchange titled “Note on S1 Information.”

	ACI		S1
	High	Low	High	Low

Year Ended December 31, 2011
Third Quarter (through September 14, 2011)	$37.93	$25.76	$9.47	$6.84
Second Quarter	$34.65	$28.70	$7.75	$6.50
First Quarter	$33.03	$24.96	$7.33	$5.90
Year Ended December 31, 2010
Fourth Quarter	$28.15	$22.28	$7.24	$5.16
Third Quarter	$22.39	$18.31	$6.18	$4.73
Second Quarter	$21.03	$17.79	$6.80	$5.45
First Quarter	$21.59	$15.32	$6.84	$5.80
Year Ended December 31, 2009
Fourth Quarter	$17.97	$14.39	$6.60	$5.65
Third Quarter	$15.98	$13.20	$7.43	$5.87
Second Quarter	$20.32	$13.28	$7.42	$5.04
First Quarter	$19.14	$15.90	$8.00	$4.75

The closing sales price for S1 Shares on July 25, 2011, the last trading day prior to the announcement of the Original ACI Merger Proposal, was $7.13 per share. On July 26, 2011, the date of announcement of the Original ACI Merger Proposal, the closing sales price for S1 Shares was $9.26 per Share. ACI believes that the increase in trading prices was primarily attributable to the Original ACI Merger Proposal. The closing sales price for S1 Shares on September 14, 2011, the last trading day prior to the date of this prospectus/offer to exchange, was $9.08 per S1 Share.

Based on the $29.24 closing trading price per ACI Share on September 14, 2011, the last trading day prior to the date of this prospectus/offer to exchange, the relative value of the Cash-Stock Consideration reflected by this Exchange Offer consisted of $6.20 in cash and $3.11 in ACI Shares per S1 Share as of such date, or an aggregate blended value of $9.31 per S1 Share as of such date, assuming full proration. At the $9.31 per S1 Share value of the Cash-Stock Consideration as of September 14, 2011, the Exchange Offer represented (1) a 30.6% premium to the closing sales price of S1 Shares on July 25, 2011, the last trading day prior to the public announcement of the Original ACI Merger Proposal, (2) a 29.1% premium to the volume weighted average closing price of S1 Shares over the previous 90 days prior to the announcement of the Original ACI Merger Proposal, and (3) a 20.1% premium to the 52-week high of S1 Shares for the 52-week period ending July 25, 2011. The value of the Stock Consideration will change as the price of ACI Shares fluctuates during the Exchange Offer period and thereafter may be higher or lower than the prices set forth in the examples above at the expiration of the Exchange Offer and at the time you receive the ACI Shares. You are encouraged to obtain current market quotations for the ACI Shares and the S1 Shares prior to making any decision with respect to the Exchange Offer.

Solely for purposes of illustration, the following table indicates the value of the Cash Considerations the Stock Consideration and the blended value of the Cash-Stock Consideration based on different assumed prices for ACI Shares.

			Assuming Full Proration
Assumed ACI	Assuming No Proration				Value of
Assumed ACI	Value of	Value of	Value of	Value of	Cash-Stock
Share Price	Stock Consideration	Cash Consideration	Stock Consideration	Cash Consideration	Consideration

$37.93(1)	$10.62	$10.00	$4.04	$6.20	$10.24
$35.70(2)	$10.00	$10.00	$3.80	$6.20	$10.00
$30.49(3)	$8.54	$10.00	$3.24	$6.20	$9.44
$29.24(4)	$8.19	$10.00	$3.11	$6.20	$9.31
$20.15(5)	$5.64	$10.00	$2.14	$6.20	$8.34

(1)	Represents highest sales price for ACI Shares in the 52-Week Period.

(2)	Represents closing sales price for ACI Shares on July 25, 2011, the last trading day prior to the announcement of the Original ACI Merger Proposal.

(3)	Represents closing sales price for ACI Shares on August 29, 2011, the last trading day prior to the commencement of the Exchange Offer.

(4)	Represents closing sales price for ACI Shares on September 14, 2011, the last trading day prior to the date of this prospectus/offer to exchange.

(5)	Represents the lowest sales price for ACI Shares in the 52-Week Period.

The prices of ACI Shares used in the above table, and the assumptions regarding the mix of cash and/or stock a hypothetical S1 stockholder would receive, are for purposes of illustration only. The value of the Stock Consideration will change as the price of ACI Shares fluctuates during the Exchange Offer period and thereafter, and may therefore be higher or lower than the prices set forth in the examples above at the expiration of the Exchange Offer and at the time you receive the ACI Shares. S1’s stockholders are encouraged to obtain current market quotations for the ACI Shares and the S1 Shares prior to deciding whether to tender shares pursuant to the Exchange Offer, whether to exercise withdrawal rights as provided herein and, with respect to the election, whether to receive the Cash Consideration or the Stock Consideration or some combination thereof. Please see the section of this prospectus/offer to exchange titled “Risk Factors.”

Please also see the section of this prospectus/offer to exchange titled “The Exchange Offer — Effect of the Exchange Offer on the Market for S1 Shares; NASDAQ Listing; Registration Under the Securities Exchange Act of 1934; Margin Regulations” for a discussion of the possibility that S1 Shares will cease to be listed on the NASDAQ.

RISK FACTORS

In addition to the risk factors set forth below, you should read and consider other risk factors specific to each of the ACI and S1 businesses that will also affect ACI after consummation of the Exchange Offer and the Second-Step Merger, described in Part I, Item 1A of each company’s annual report on Form 10-K for the year ended December 31, 2010 and other documents that have been filed with the SEC, all of which are incorporated by reference into this prospectus/offer to exchange. If any of the risks described below or in the reports incorporated by reference into this prospectus/offer to exchange actually occurs, the respective businesses, financial results, financial conditions, operating results or share prices of ACI or S1 could be materially adversely affected.

Risk Factors Relating to the Exchange Offer and the Second-Step Merger

The value of the ACI Shares that the S1 stockholders could receive in the Exchange Offer as Stock Consideration will vary as a result of the fixed exchange ratio and possible fluctuations in the price of ACI Shares.

Upon consummation of the Exchange Offer, each S1 Share validly tendered into the Exchange Offer and accepted by Offeror for exchange will be exchanged for ACI Shares at a fixed exchange ratio of 0.2800 of an ACI Share for each S1 Share, subject to proration. The market value of the ACI Shares issued in exchange for S1 Shares in the Exchange Offer will depend upon the market price of an ACI Share at the date the Exchange Offer is consummated. If the price of ACI Shares declines, S1 stockholders who receive the Stock Consideration could receive less value for their S1 Shares upon the consummation of the Exchange Offer than the value calculated pursuant to the exchange ratio as of the date of the filing of this prospectus/offer to exchange. Stock price changes may result from a variety of factors that are beyond the companies’ control, including general market conditions, changes in business prospects, catastrophic events, both natural and man-made, and regulatory considerations. In addition, the ongoing business of ACI may be adversely affected by actions taken by ACI in connection with the Exchange Offer, including as a result of (1) the attention of management of ACI having been diverted to the Exchange Offer instead of being directed solely to ACI’s own operations and pursuit of other opportunities that could have been beneficial to ACI and the combined entity and (2) payment by ACI of certain costs relating to the Exchange Offer, including certain legal, accounting and financial and capital markets advisory fees.

Because the Exchange Offer and the Second-Step Merger will not be completed until certain conditions have been satisfied or, where relevant, waived (please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer”), a period of time, which may be significant, may pass between the commencement of the Exchange Offer and the time that Offeror accepts S1 Shares for exchange. Therefore, at the time when you tender your S1 Shares pursuant to the Exchange Offer, you will not know the exact market value of the ACI Shares that will be issued if Offeror accepts such S1 Shares for exchange. However, tendered S1 Shares may be withdrawn at any time prior to the Expiration Time and at any time following 60 days from commencement of the Exchange Offer. Please see the sections of this prospectus/offer to exchange titled “Comparative Market Price and Dividend Information” for the historical high and low closing prices of ACI Shares and S1 Shares for each quarter of the period 2009 through the date of this prospectus/offer to exchange and “The Exchange Offer — Withdrawal Rights.”

Furthermore, in connection with the Exchange Offer and the Second-Step Merger, ACI will need to issue approximately 5.9 million ACI Shares. The increase in the number of ACI Shares may lead to sales of such ACI Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, ACI Shares.

S1 stockholders are urged to obtain market quotations for ACI Shares and S1 Shares when they consider whether to tender their S1 Shares pursuant to the Exchange Offer. Please see the section of this prospectus/offer to exchange titled “Comparative Market Price and Dividend Information.”

The Exchange Offer may adversely affect the liquidity and value of non-tendered S1 Shares.

In the event that not all S1 Shares are tendered in the Exchange Offer and we accept for exchange those S1 Shares tendered into the Exchange Offer, the number of stockholders and the number of S1 Shares held by individual holders will be greatly reduced. As a result, Offeror’s acceptance of S1 Shares for exchange in the Exchange Offer could adversely affect the liquidity and could also adversely affect the market value of the remaining S1 Shares held by the public. Additionally, subject to the rules of the NASDAQ, ACI may delist the S1 Shares on the NASDAQ. As a result of such delisting, each issued and outstanding S1 Share not tendered pursuant to the Exchange Offer may become illiquid and may be of reduced value. Please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Plans for S1.”

The receipt of ACI Shares pursuant to the Exchange Offer and the Second-Step Merger would be taxable based on the price of ACI Shares as of September 14, 2011 and could be taxable to S1 stockholders depending on facts surrounding the Exchange Offer and the Second-Step Merger.

Based on closing trading prices of ACI Shares as of the date of this prospectus/offer to exchange, the Exchange Offer would be taxable to you.

If the Exchange Offer and the Second-Step Merger qualified as component parts of an integrated transaction that constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), your exchange of S1 Shares for the Stock Consideration should be tax free, except to the extent that you also receive cash. Whether or not they will so qualify is dependent on whether certain factual requirements are met, including that the Exchange Offer and Second-Step Merger are “interdependent” (that is, ACI would not undertake the Exchange Offer without the intention and expectation of completing the Second-Step Merger). In addition, there must be a “continuity of interest” of holders of S1 Shares in the combined company. ACI believes that this test should be satisfied if the total value of the Stock Consideration represents at least 40% of the total value of the consideration received by holders of S1 Shares, and may be satisfied at a slightly lower percentage. If market prices for ACI Shares upon consummation of the Exchange Offer are less than $38.75, the Stock Consideration would represent less than 40% of the total value of the Exchange Offer consideration. You are urged to obtain current trading price information prior to making any decision with respect to the Exchange Offer. We cannot provide any assurance as to whether these conditions will be satisfied at this time, since it may be affected, among other things, by the total value of the Stock Consideration at the time of the consummation of the Exchange Offer and the Second-Step Merger.

If the integrated transaction does not qualify as a reorganization, your exchange of S1 Shares for the Stock Consideration in the Exchange Offer or the Second-Step Merger could be a taxable transaction, depending on the surrounding facts. If the integrated transaction constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, any gain (but not loss) you realize on the transaction will be treated as a taxable capital gain or dividend in an amount equal to the lesser of (1) the excess of the sum of the Cash Consideration and the fair market value of the Stock Consideration you receive in the transaction over your basis in your shares and (2) the amount of cash you receive in the transaction, including any cash you receive in lieu of a fractional ACI Share, depending on your circumstances. If the offer does not constitute part of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, you will recognize a capital gain or a capital loss to the extent of the difference between your adjusted tax basis in your shares and the sum of the Cash Consideration and the fair market value of the Stock Consideration you receive. For more information, please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Certain Material Federal Income Tax Consequences.”

ACI must obtain governmental and regulatory approvals to consummate the Exchange Offer, which, if delayed or not granted, may jeopardize or delay the Exchange Offer, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the combination contemplated by the Exchange Offer and the Second-Step Merger.

The Exchange Offer is conditioned on the receipt of all governmental and regulatory authorizations, consents, orders and approvals determined to be necessary or advisable by ACI, including without limitation, the expiration or termination of the applicable waiting period under the HSR Act. If ACI does not receive these approvals, then Offeror will not be obligated to accept S1 Shares for exchange in the Exchange Offer.

The governmental and regulatory agencies from which ACI will seek these approvals have broad discretion in administering the applicable governing regulations. As a condition to their approval of the transactions contemplated by this prospectus/offer to exchange, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the consummation of the Exchange Offer or may reduce the anticipated benefits of the combination contemplated by the Exchange Offer. Further, no assurance can be given that the required consents and approvals will be obtained or that the required conditions to the Exchange Offer will be satisfied, and, if all required consents and approvals are obtained and the conditions to the consummation of the Exchange Offer are satisfied, no assurance can be given as to the terms, conditions and timing of the consents and approvals. If ACI agrees to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any consents or approvals required to consummate the Exchange Offer, these requirements, limitations, additional costs or restrictions could adversely affect ACI’s ability to integrate the operations of ACI and S1 or reduce the anticipated benefits of the combination contemplated by the Exchange Offer. This could have a material adverse effect on the business, financial condition and results of operations of the combined company and the market value of ACI Shares after the acquisition. In addition, a third party could attempt to intervene in any governmental or regulatory filings to be made by ACI or otherwise object to the granting to ACI of any such governmental or regulatory authorizations, consents, orders or approvals, which may cause a delay in obtaining, or the imposition of material requirements, limitations, costs, divestitures or restrictions on, or the failure to obtain, any such authorizations, consents, orders or approvals. Please see the section titled “The Exchange Offer — Conditions of the Exchange Offer” for a discussion of the conditions to the Exchange Offer and the section titled “The Exchange Offer — Certain Legal Matters; Regulatory Approvals” for a description of the regulatory approvals necessary in connection with the Exchange Offer and the Second-Step Merger.

The Exchange Offer remains subject to other conditions that ACI cannot control.

The Exchange Offer is subject to other conditions, including tender without withdrawal of a sufficient number of S1 Shares to satisfy the Minimum Tender Condition, the termination of the Fundtech Merger Agreement in such a manner as to satisfy the Fundtech Merger Agreement Condition, the Delaware 203 Condition, no material adverse effect having occurred with respect to S1 and its subsidiaries, S1 and its subsidiaries continuing to operate in the ordinary course of business consistent with past practice and the registration statement of which this prospectus/offer to exchange is a part becoming effective. There are no assurances that all of the conditions to the Exchange Offer will be satisfied. In addition, the S1 Board may seek to take actions that will delay, or frustrate, the satisfaction of one or more conditions. If the conditions to the Exchange Offer are not met, then Offeror may allow the Exchange Offer to expire, or could amend or extend the Exchange Offer.

Please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer” for a discussion of the conditions to the Exchange Offer.

Even if the Exchange Offer is completed, full integration of S1’s operations with ACI may be delayed if Offeror does not hold at least 90% of the outstanding S1 Shares following consummation of the Exchange Offer.

The Exchange Offer is subject to the Minimum Tender Condition, which provides that, prior to the Expiration Time, S1 stockholders shall have validly tendered and not withdrawn at least that number of S1 Shares that, when added to the S1 Shares then owned by ACI, Offeror or any of ACI’s other subsidiaries, shall constitute a majority of the then-outstanding number of S1 Shares on a fully diluted basis. If Offeror accepts S1 Shares for exchange and owns 90% or more of the outstanding S1 Shares after the Exchange Offer is completed, the Second-Step Merger can be effected as a “short form” merger under Delaware law without the consent of any stockholder (other than ACI) and without the approval of the S1 Board. If Offeror does not acquire at least 90% of the outstanding S1 Shares in the Exchange Offer or otherwise, then both S1 Board approval and S1 stockholder approval will be required to effect the Second-Step Merger. While the requirements of an S1 stockholder and S1 Board approval would not prevent the Second-Step Merger from occurring, because Offeror would hold sufficient S1 Shares to approve the Second-Step Merger, it could delay the consummation of the Second-Step Merger and could delay the realization of some or all of the anticipated benefits from integrating S1’s operations with ACI, including, among others, achieving some or all of the synergies associated with the acquisition of S1 by ACI.

The Exchange Offer is conditioned on termination of the Fundtech Merger Agreement, which could, under certain circumstances, result in the payment of the Fundtech termination fee.

If the S1 Board terminates the Fundtech Merger Agreement, S1 may be bound to pay the Fundtech termination fee, including in the circumstance where S1 subsequently agrees to enter into an agreement with a third party in respect of another business combination.

You may be unable to assert a claim against S1’s independent auditors under Section 11 of the Securities Act.

Section 11(a) of the Securities Act provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, any accountant or expert who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement. Although audit reports were issued on S1’s historical financial statements and are included in S1’s filings with the SEC, S1’s independent auditors have not yet permitted the use of their reports in ACI’s registration statement of which this prospectus/offer to exchange forms a part. ACI has requested and has, as of the date hereof, not received the consent of such independent auditors. ACI reserves the right to apply for a waiver of this requirement under Rule 437 of the Securities Act should such consent not be made available. Accordingly, you may not be able to assert a claim against S1’s independent auditors under Section 11 of the Securities Act.

Risk Factors Relating to S1’s Businesses

You should read and consider other risk factors specific to S1’s businesses that will also affect ACI after the acquisition contemplated by this prospectus/offer to exchange, described in Part I, Item 1A of the S1 10-K and other documents that have been filed by S1 with the SEC and which are incorporated by reference into this document. See the section of this prospectus/offer to exchange titled “Where You Can Find More Information.”

Risk Factors Relating to ACI’s Businesses

You should read and consider other risk factors specific to ACI’s businesses that will also affect ACI after the acquisition contemplated by this prospectus/offer to exchange, described in Part I, Item 1A of the ACI

10-K and other documents that have been filed by ACI with the SEC and which are incorporated by reference into this prospectus/offer to exchange. See the section of this prospectus/offer to exchange titled “Where You Can Find More Information.”

Risk Factors Relating to ACI Following the Exchange Offer

ACI may experience difficulties integrating S1’s businesses, which could cause ACI to fail to realize the anticipated benefits of the acquisition.

If ACI’s acquisition of S1 is consummated, achieving the anticipated benefits of the acquisition will depend in part upon whether the two companies integrate their businesses in an effective and efficient manner. The companies may not be able to accomplish this integration process smoothly or successfully. The integration of certain operations following the acquisition will take time and will require the dedication of significant management resources, which may temporarily distract management’s attention from the routine business of the combined entity.

Any delay or inability of management to successfully integrate the operations of the two companies could compromise the combined entity’s potential to achieve the anticipated long-term strategic benefits of the acquisition and could have a material adverse effect on the business, financial condition and results of operations of the combined company and the market value of ACI Shares after the acquisition.

ACI may be subject to unknown liabilities of S1 which may have a material adverse effect on ACI’s profitability, financial condition and results of operations.

The consummation of the Exchange Offer may constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, or result in the acceleration or other change of any right or obligation (including, without limitation, any payment obligation) under agreements of S1 that are not publicly available. As a result, after the consummation of the Exchange Offer, ACI may be subject to unknown liabilities of S1, which may have a material adverse effect on the business, financial condition and results of operations of the combined company and the market value of ACI Shares after the acquisition.

In addition, the Exchange Offer may also permit a counter-party to an agreement with S1 to terminate that agreement because completion of the Exchange Offer or the Second-Step Merger would cause a default or violate an anti-assignment, change of control or similar clause. If this happens, ACI may have to seek to replace that agreement with a new agreement. ACI cannot assure you that it will be able to replace a terminated agreement on comparable terms or at all. Depending on the importance of a terminated agreement to S1’s business, failure to replace that agreement on similar terms or at all may increase the costs to ACI of operating S1’s business or prevent ACI from operating part or all of S1’s business.

Future results of the combined company may differ materially from the Selected Unaudited Condensed Consolidated Pro Forma Financial Information of ACI and S1 presented in this prospectus/offer to exchange.

The future results of ACI following the consummation of the Exchange Offer may be materially different from those shown in the Selected Unaudited Condensed Consolidated Pro Forma Financial Information presented in this prospectus/offer to exchange, which show only a combination of ACI’s and S1’s historical results after giving effect to the Exchange Offer. ACI has estimated that it will record approximately $25.8 million in transaction expenses, as described in the notes to the Selected Unaudited Condensed Consolidated Pro Forma Financial Information included in this prospectus/offer to exchange. In addition, the final amount of any charges relating to acquisition accounting adjustments that ACI may be required to record will not be known until following the consummation of Exchange Offer and Second-Step Merger. These and other expenses and charges may be higher or lower than estimated.

Our business, which depends heavily on revenue from customers in the banking and insurance industries and other financial services firms, may be materially adversely impacted by volatile U.S. and global market and economic conditions, which could adversely affect the value of ACI Shares received as part of the Exchange Offer.

For the foreseeable future, we expect to continue to derive most of our revenue from products and services we provide to the banking and insurance industries and other financial services firms and retailers. Given the concentration of our business activities in financial industries, we may be particularly exposed to economic downturns in those industries. U.S. and global market and economic conditions have been disrupted and volatile over the past several years. General business and economic conditions that could affect us and our customers include fluctuations in debt and equity capital markets, liquidity of the global financial markets, the availability and cost of credit, investor and consumer confidence, and the strength of the economies in which our customers operate. A poor economic environment could result in significant decreases in demand for our products and services, including the delay or cancellation of current or anticipated projects, and adversely affect our operating results. In addition to mergers and acquisitions in the banking industry, we have seen an increased level of bank closures and government supervised consolidation transactions. Our existing customers may be acquired by or merged into other financial institutions that have their own financial software solutions, be closed by regulators, or decide to terminate their relationships with us for other reasons. As a result, our sales could decline if an existing customer is merged with or acquired by another company or closed. Additionally, our investment portfolio is generally subject to credit, market, liquidity and interest rate risks and the value and liquidity of our investments may be adversely impacted by U.S. and global market and economic conditions including bank closures.

THE COMPANIES

ACI

ACI is a Delaware corporation with its principal executive offices located at 120 Broadway, Suite 3350, New York, New York 10271. The telephone number of ACI is (646) 348-6700. ACI develops, markets, installs and supports a broad line of software products and services primarily focused on facilitating electronic payments. In addition to its own products, ACI distributes, or acts as a sales agent for, software developed by third parties. These products and services are used principally by financial institutions, retailers and electronic payment processors, both in domestic and international markets. Most of ACI’s products are sold and supported through distribution networks covering three geographic regions — the Americas, Europe/Middle East/Africa and Asia/Pacific. As of June 30, 2011, ACI had total stockholders’ equity of approximately $280 million and total assets of approximately $614 million. ACI Shares are listed on the NASDAQ Global Select Market under the ticker symbol “ACIW” and, as of September 14, 2011, the last practicable date prior to the filing of this prospectus/offer to exchange, ACI had a market capitalization of approximately $1,018.8 million. As of December 31, 2010, ACI had a total of approximately 2,134 employees, of whom 1,124 were in the Americas reportable segment, 591 were in the Europe/Middle East/Africa reportable segment and 419 were in the Asia/Pacific reportable segment.

As of the date of the filing of this prospectus/offer to exchange with the SEC, ACI was the beneficial owner of 1,107,000 S1 Shares, or 2.0% of the amount outstanding.

Offeror

Offeror, a Delaware limited liability company, is a wholly-owned subsidiary of ACI. Offeror is newly formed, and was organized for the purpose of making the Exchange Offer and consummating the Second-Step Merger. Offeror has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Exchange Offer and the Second-Step Merger.

S1

S1 is a leading global provider of payments and financial services software solutions. S1 offers payments solutions for ATM and retail point-of-sale driving, card management, and merchant acquiring, as well as financial services solutions for consumer, small business and corporate online banking, trade finance, mobile banking, voice banking, branch and call center banking. S1 sells its solutions primarily to banks, credit unions, retailers and transaction processors and also provides software, custom software development, hosting and other services to State Farm Mutual Automobile Insurance Company, a relationship that will conclude by the end of 2011. Founded in 1996, S1 started the world’s first Internet bank, Security First Network Bank. In 1998, S1 sold the banking operations and focused on software development, implementation and support services. For several years, S1’s core business was primarily providing Internet banking and insurance applications. Then, through a series of strategic acquisitions and product development initiatives, S1 expanded its solution set to include applications that deliver financial services across multiple channels and provide payments and card management functionality.

S1 Shares are listed on the NASDAQ under the ticker symbol “SONE.” S1’s principal executive offices are located at 705 Westech Drive, Norcross, Georgia 30092 and its telephone number is (404) 923-3500.

THE ACQUISITION, BACKGROUND AND REASONS FOR THE EXCHANGE OFFER

The Proposed Acquisition; Plans and Proposals

In its effort to consummate the acquisition of S1, ACI is pursuing the following alternative transactions:

(1) the Enhanced ACI Merger Proposal (the S1 Board rejected the Original ACI Merger Proposal on or about August 2, 2011); and

(2) the Exchange Offer.

The Enhanced ACI Merger Proposal and the Exchange Offer are alternative methods for ACI to acquire S1. Ultimately, only one of these transactions can be pursued to completion. ACI intends to seek to acquire S1 by whichever method ACI determines is most likely to be completed.

On July 26, 2011, ACI publicly announced the Original ACI Merger Proposal to combine the businesses of ACI and S1 through a merger transaction in which ACI would acquire all of the issued and outstanding S1 Shares in a cash and stock transaction. Based on the $35.70 closing trading price per ACI Share on July 25, 2011, the last trading day prior to the Original ACI Merger Proposal, the relative value of the Cash-Stock Consideration reflected by the Original ACI Merger Proposal as of such date consisted of $5.70 in cash and $3.80 in ACI Shares per S1 Share (or an implied exchange ratio of 0.1064 shares), assuming full proration, or an aggregate value of $9.50 per S1 Share. On August 2, 2011, S1 announced that the S1 Board had rejected the Original ACI Merger Proposal, stating:

“S1 Corporation (Nasdaq: SONE) announced today that its Board of Directors, after thorough consideration and consultation with its legal and financial advisors, has rejected ACI Worldwide, Inc.’s (“ACI”) previously announced proposal to acquire S1. The Board unanimously concluded that pursuing discussions with ACI at this time is not in the best financial or strategic interests of S1 and its stockholders. In doing so, the Board affirmed its commitment to S1’s pending business combination with Fundtech.

‘The S1 Board gave careful consideration to each of the proposed terms and conditions of ACI’s proposal. In the end, the Board determined that ACI’s proposal is not in the best interests of S1 and its stockholders. We believe that continuing to execute on our long-term business plan, which includes the business combination with Fundtech, will best help us maximize stockholder value and achieve our strategic goals,’ stated John W. Spiegel, Chairman of the Board of Directors of S1.”

On August 25, 2011, ACI publicly announced the Enhanced ACI Merger Proposal, increasing the cash consideration payable under the Original ACI Merger Proposal by $0.50 per S1 Share, assuming full proration (which, based on the closing trading prices as of July 26, 2011, the date of the Original ACI Merger Proposal, would result in a blended value, assuming full proration, of $10.00 per S1 Share). Based on the closing sales price for ACI Shares on September 14, 2011, the last trading day prior to the date of this prospectus/offer to exchange, the blended value of the Cash-Stock Consideration as of the close of trading on September 14, 2011 was $9.31 per S1 Share, assuming full proration.

On August 25, 2011, ACI filed a proxy statement in connection with its solicitation of proxies against the adoption of Fundtech Merger Proposals and a vote against such proposals brought before any S1 Special Stockholder Meeting as discussed in more detail in such proxy statement.

ACI would prefer to acquire S1 in a merger transaction of the type contemplated by the Enhanced ACI Merger Proposal. However, in light of the S1 Board’s rejection of the Original ACI Merger Proposal, ACI is making the Exchange Offer directly to S1 stockholders on the terms and conditions set forth in this prospectus/offer to exchange as an alternative to the Enhanced ACI Merger Proposal. The amount of cash and the number of ACI Shares offered in this Exchange Offer are the same as in the Enhanced ACI Merger Proposal.

S1 has the right to terminate the Fundtech Merger Agreement and enter into a merger agreement with a third party such as ACI in certain events, including in the event that the S1 Board determined that such third party’s proposed transaction constitutes a “Parent Superior Proposal” under the Fundtech Merger Agreement.

As discussed in “Reasons for the Exchange Offer” below, ACI believes that the Enhanced ACI Merger Proposal is superior financially and otherwise to the Fundtech Merger Proposal. However, in order for S1 to terminate the Fundtech Merger Agreement, the S1 Board must determine that the Enhanced ACI Merger Proposal, or the Exchange Offer, “constitutes or would reasonably be expected to result in a Parent Superior Proposal,” and on or about August 2, 2011, the S1 Board rejected the Original ACI Merger Proposal and reaffirmed S1’s commitment to the Proposed Fundtech Merger. S1 also may terminate the Fundtech Merger Agreement if S1 stockholders vote against the approval of the issuance of S1 Shares in the Proposed Fundtech Merger and in certain other events. ACI intends, if applicable, to vote any S1 Shares beneficially owned by it, including S1 Shares purchased in the Exchange Offer from holders of record as of the record date of the S1 Special Stockholder Meeting if such meeting is delayed or adjourned, against the issuance of S1 shares in the Proposed Fundtech Merger and is soliciting proxies from S1 stockholders voting against such issuance.

Termination of the Fundtech Merger Agreement is one of the conditions to the Exchange Offer. Whether or not ACI will waive this condition will depend on future facts which cannot presently be ascertained, including how many S1 Shares are tendered pursuant to the Exchange Offer and actions taken by S1, the S1 Board and S1 stockholders. If the Fundtech Merger Agreement were terminated, S1 may be required to pay Fundtech a $14.6 million break-up fee. The payment of such fee is permitted by the Exchange Offer, was contemplated in the Enhanced ACI Merger Proposal and will not be considered by ACI in deciding whether the conditions to the Exchange Offer have been satisfied. See “Conditions to the Exchange Offer.”

In the event that Offeror accepts S1 Shares for exchange in the Exchange Offer, ACI, through Offeror, intends to acquire any additional outstanding S1 Shares pursuant to the Second-Step Merger, although ACI, through Offeror, also reserves the right, subject to applicable law, to acquire S1 Shares pursuant to other means, including open market purchases and privately negotiated transactions. If Offeror accepts S1 Shares for exchange and, pursuant to the Exchange Offer or otherwise, owns 90% or more of the outstanding S1 Shares, the Second-Step Merger can be effected as a “short form” merger under Delaware law without the consent of any stockholder (other than ACI) and without the approval of the S1 Board. However, if Offeror does not acquire at least 90% of the outstanding S1 Shares in the Exchange Offer or otherwise, then both S1 Board approval and S1 stockholder approval would be required to effect the Second-Step Merger.

If the Exchange Offer is completed and Offeror acquires a majority of the outstanding S1 Common Stock, subject to applicable law, ACI currently expects to seek to replace the existing S1 Board or increase the size of the S1 Board and elect ACI nominees who would in the aggregate constitute a majority of the members of the S1 Board. See Appendix A to this prospectus/offer exchange for information as to the individuals, all of whom are currently directors or officers of ACI, that ACI currently expects it would propose to elect to the S1 Board. S1’s certificate of incorporation provides for staggered director terms. Under Delaware law, the members of the S1 Board cannot be removed during their respective terms in office other than for cause. However, S1’s certificate of incorporation also permits stockholders to act by written consent in lieu of a meeting, and ACI believes that it could act by written consent to change the composition of the S1 Board. ACI reserves the right, subject to applicable law, to commence a consent solicitation or take other action prior to or after the Expiration Time of the Exchange Offer to seek to change the composition of the S1 Board. ACI’s director nominees pursuant to such consent solicitation, if it occurs, may include persons other than those identified on Appendix A. Any such consent solicitation will be made only pursuant to separate consent solicitation materials filed with and in accordance with the requirements of the rules and regulations of the SEC.

Under Section 203 of the DGCL, ACI may not effect the Second-Step Merger for a period of three years following the acquisition of S1 Shares in the Exchange Offer unless (1) ACI obtains the approval of the S1 Board prior to obtaining beneficial ownership of more than 15% of the S1 Shares, (2) ACI acquires beneficial ownership of at least 85% of the outstanding S1 Shares in the Exchange Offer or another transaction in which it acquires greater than 15% ownership of S1, or (3) if either the conditions set forth in clause (1) or (2) is not satisfied, the Second-Step Merger is approved by the S1 Board and the holders of at least two-thirds of the outstanding S1 Shares not owned by ACI. The completion of the Exchange Offer is subject to the Delaware 203 Condition, which means either that (1) or (2) must apply. Whether or not ACI will waive this condition will depend on future facts which cannot presently be ascertained, including how many S1 Shares are tendered pursuant to the Exchange Offer and actions taken by S1 or the S1 Board.

For more details relating to the structure of the Exchange Offer, please see the section of this prospectus/offer to exchange titled “The Exchange Offer.”

Background of the Exchange Offer

As part of the ongoing evaluation of its businesses, ACI regularly considers strategic acquisitions, capital investments, divestitures and other possible transactions. In connection with such strategic evaluation, ACI has in the past considered a potential business combination transaction involving S1 and in connection therewith engaged in discussions with representatives of S1 over an approximately one-year period beginning in the Summer of 2010.

On August 30, 2010, Philip G. Heasley, ACI’s Chief Executive Officer, met in Atlanta, Georgia, with Johann Dreyer, S1’s Chief Executive Officer. During that meeting, Mr. Heasley expressed an interest in pursuing a possible acquisition of S1 by ACI.

On September 30, 2010, members of ACI’s senior management met in Atlanta, Georgia with members of S1’s senior management to discuss a possible acquisition of S1 by ACI. In that meeting, the representatives of ACI indicated a possible price range of $7.50 to $8.00 per S1 Share. The closing sales price for S1 Shares as reported on the NASDAQ Market was $5.25 per share on September 29, 2010, the last trading day prior to that meeting. At the meeting, Mr. Dreyer indicated that he did not believe that it was opportune timing for S1 to be sold, but S1 might consider an enhanced proposal.

On October 6, 2010, representatives of S1 and ACI had a follow-up conversation in which the representatives of S1 informed the representatives of ACI that, after reviewing the matter with the S1 Board, S1 was not for sale and the S1 Board did not desire to initiate a sale process. They also mentioned that they believed that the price range that ACI had indicated was too low, but indicated that the S1 Board might be willing to consider a transaction at an increased valuation. ACI interpreted that communication as meaning that S1 would consider a transaction at a higher price other than the $7.50-$8.00 per share range that ACI had indicated, although there can be no assurance that this was intended. In the October 6, 2010 call, the representatives of S1 also said that the S1 Board acknowledged the rationale for a possible combination of S1 and ACI, but indicated that S1 would be willing to continue discussions only if the parties signed a standstill agreement.

On October 22, 2010, S1 and ACI signed an agreement that restricted ACI’s ability to acquire S1 Shares or make any tender offer or other proposal to acquire S1. These restrictions expired prior to July 26, 2011. During the standstill period, ACI did not buy any S1 Shares and made proposals to acquire S1 confidentially.

On October 25, 2010, representatives of ACI’s and S1’s managements and financial advisors met in Atlanta, Georgia to discuss the S1 business and a possible transaction. From time to time thereafter, certain of S1’s senior managers, representatives of S1’s financial advisor and S1’s counsel held additional discussions with members of ACI’s senior management team and legal and financial advisors concerning a possible transaction.

On November 19, 2010, ACI submitted a written proposal to S1 to acquire S1 in an all-cash transaction at a price of $8.40 per S1 Share, subject to confirmatory due diligence. ACI included a letter from a major financial institution stating that such institution was highly confident that ACI could raise the funds necessary to acquire S1 in an all-cash transaction at $8.40 per share. In the November 19, 2010 proposal, ACI noted, among other things, “[w]e believe our proposal constitutes an extremely attractive opportunity for your stockholders. Our price represents a premium of 38% over the current market price of S1’s common stock and a premium of 42% over the average market price over the past year.” After ACI submitted the proposal letter, S1 representatives raised concerns about ACI’s ability to finance an all-cash acquisition of S1 and regulatory considerations. ACI representatives indicated that ACI believed that it could satisfy any such concerns, and undertook to do so.

On December 9, 2010, Mr. Heasley spoke with Messrs. Dreyer and John W. Spiegel, Chairman of the S1 Board, regarding ACI’s November 19th proposal. The parties also discussed ACI and S1’s overlapping stockholder base and the potential for a mix of stock and cash consideration in an ACI-S1 transaction. On December 20, 2010, ACI delivered a draft merger agreement to S1. The draft merger agreement contemplated the payment of the purchase price in cash or stock, as elected by S1 stockholders.

From time to time between December 2010 and February 2011, representatives of ACI’s management and ACI’s legal and financial advisors held additional discussions with representatives of S1’s management and S1’s legal and financial advisors concerning a possible transaction. On January 13, 2011, ACI sent a follow-up letter to S1 in an effort to progress the dialogue between the parties and to commence due diligence. During January 2011, S1’s financial advisor on several times rescheduled a lender due diligence session, which was finally scheduled for March 3, 2011 but cancelled after S1 sent a letter to ACI on February 18, 2011 stating among other things that S1 was terminating discussions with ACI as the S1 Board had “determined that it is in the best interests of S1 and its stockholders to focus our efforts on executing our long-term business plan.”

On March 10, 2011, S1 published its 2010 earnings release and provided public guidance with respect to its 2011 outlook. In late March 2011, Mr. Heasley initiated contact with S1 in an effort to continue discussion regarding a possible transaction. On April 5, 2011, Mr. Heasley met in person with Messrs. Dreyer and Spiegel in Atlanta, Georgia. On April 12, 2011, ACI submitted an acquisition proposal (including a revised draft of a definitive merger agreement) at a price of $8.40 per S1 Share, 55% of which was to be paid in cash and 45% in ACI Shares. In its proposal, ACI noted, among other things, “[t]his proposal represents a premium of 26.1% over the current market price of S1’s common stock and a premium of 37.4% over the average market price over the past year. We believe that this price is at a level at which your stockholders would enthusiastically support such a transaction.”

On April 15, 2011, representatives of ACI’s financial advisor held a discussion with representatives of S1’s financial advisor regarding ACI’s proposal. The financial advisors had additional contacts from time to time concerning the proposal between April 15, 2011 and June 14, 2011.

On June 14, 2011, Mr. Heasley spoke with Messrs. Dreyer and Spiegel regarding ACI’s proposal. During the call, Mr. Spiegel informed Mr. Heasley that S1 was not interested in pursuing a possible transaction with ACI. No mention was made that S1 was simultaneously pursuing discussions with Fundtech relating to a possible merger transaction. Later that day, Mr. Heasley sent a follow-up letter to Mr. Spiegel requesting a response from the S1 Board regarding ACI’s proposed valuation and other key terms. The June 14, 2011 letter, in relevant part, is as follows:

“June 14, 2011

Mr. John W. Spiegel
Chairman of the Board of Directors
S1 Corporation
705 Westech Drive
Norcross, Georgia 30092

Dear John,

I appreciated your feedback during our call this morning. I was surprised by your Board’s lack of response to our April 12th proposal.

ACI and our advisors have complied with all of the process requirements that S1 management and your advisors have communicated to us since last Fall. First, our financing advisors, Goldman Sachs and Wells Fargo, have had multiple interactions with S1 management and your advisor providing you with certainty of the financial structure we proposed. Second, our legal advisor, Jones Day, has had several conversations with your external counsel to address any regulatory concerns around the proposed transaction. Also, Jones Day submitted on December 20, 2010, a fair and balanced merger agreement and a revised version on April 12, 2011, to which we have still not received any feedback.

We have studied the regulatory backdrop applicable to the proposed transaction. As reflected in the April 12th merger agreement, we believe the regulatory review process will not impact the certainty of closing and we have outlined measures in the agreement that demonstrate our confidence in this view.

To date, your Board has not provided any response to our proposed valuation or other key terms. We would have liked to have had a discussion on value, but are now left to determine valuation based on publicly available information. With the nine-month standstill period expiring on July 22nd, we still believe it would be in the best interests of S1 and your Board to engage with ACI to maximize value for S1’s shareholders.

The combination of ACI and S1 would create a leading global player in the enterprise payments software industry. As I have indicated, the combination of our companies would not only benefit your shareholders, but would also offer more and better options to customers within our marketplace. We sincerely hope that we will move forward in a negotiated transaction which can be presented to your stockholders as the joint effort of ACI and S1 Boards of Directors and management teams.

This opportunity has the highest priority for us and we are committed to work with S1 and your Board in any way we can to expeditiously move this forward.

Sincerely,

/s/  Philip G. Heasley
President and CEO
ACI Worldwide, Inc.

cc: Mr. Johann Dreyer, Chief Executive Officer, S1 Corporation”

On June 27, 2011, S1 and Fundtech announced that they had entered into the Fundtech Merger Agreement.

On July 26, 2011, ACI delivered a proposal letter containing the Original ACI Merger Proposal to the S1 Board and issued a press release announcing the Original ACI Merger Proposal. The letter read as follows:

“July 26, 2011

Board of Directors
S1 Corporation
705 Westech Drive
Norcross, Georgia 30092
Attn: Mr. John W. Spiegel, Chairman of the Board

Gentlemen:

We are pleased to submit the following proposal by which ACI Worldwide and S1 Corporation would combine to create a leading global enterprise payments company. We propose to acquire 100% of the issued and outstanding common stock of S1 in a cash and stock transaction valued at $9.50 per share. This equates to a 33% premium to S1’s closing market price on July 25, 2011, a 32% premium to S1’s 90-day volume weighted average price and a 23% premium to S1’s 52-week high. Our proposal is being made pursuant to and in accordance with the superior offer provisions you provided for in your June 26, 2011 merger agreement with Fundtech.

Given the overlapping shareholder base of our companies, we believe that a cash and stock transaction is ideal for all stakeholders, as it provides a mix of immediate value, tax efficiency and the ability to benefit from significant synergies. Accordingly, the form of consideration in our proposal consists of 40% in ACI stock and 60% in cash. In addition, our proposal includes a cash election feature, subject to proration, designed to provide your shareholders with the optimal consideration of cash and/or stock for their individual circumstances and preferences. Upon completion of our proposed transaction and based on the most recent closing price of ACI’s common stock, S1 shareholders would own approximately 15% of the combined company on a fully diluted basis.

We believe the combination of ACI and S1 provides specific tangible benefits to the combined shareholders, including, among others:

•	Combination of complementary products and expanded customer bases, providing a rich set of capabilities and a broad portfolio of products to serve customers across the entire electronic payments spectrum;

•	The creation of an approximate $100 million in revenue hosting business serving our collective customer base with enhanced margins due to the consolidation of fixed infrastructure;

•	Expanded presence in high-growth international markets and additional capabilities with respect to ACI’s retailer payments and online banking solutions;

•	Substantial synergy opportunities by leveraging ACI’s established global cost structure, eliminating redundant operating expenses and consolidating our on-demand operations and facilities; and

•	Strong financial profile with full year earnings accretion in 2012.

We believe that our premium stock and cash proposal is both financially and strategically superior to your proposed transaction with Fundtech. Our proposal offers substantially greater current financial value to S1 shareholders in the form of a meaningful premium to the current stock price and a clearer, more expedient path to value creation over the long-term through the realization of significant synergies, with less risk and uncertainty than the Fundtech transaction. Additionally, our proposed combination creates a more diverse, long-term shareholder base for the pro forma company.

Our proposal contemplates that, following the completion of the transaction, S1 shareholders would have a meaningful ownership stake in ACI, which has:

•	Produced a shareholder return of approximately 91% over the past three years, significantly outperforming the relevant peer group;

•	Increased 60-month backlog to $1.6 billion in 2010, up $350 million since 2006;

•	Driven monthly recurring revenue to 68% in 2010, up nearly 29% since 2007; and

•	Increased Adjusted EBITDA margin to 21% in 2010, from 7% in 2007.

Not only have we executed our historical business plan, as evidenced by our strong second quarter earnings, we have raised our 2011 guidance and are firmly committed to achieving our five-year strategy.

Our proposal includes committed financing from Wells Fargo Bank for the cash portion of the transaction. As such, the proposed transaction is not subject to any financing condition. In addition, we have completed a review of applicable regulatory requirements and, while we do not expect any issues to delay closing, our merger agreement contains appropriate undertakings by us to assure HSR clearance.

Our proposal is subject to the negotiation of a mutually acceptable definitive merger agreement, a draft of which we are including as part of our proposal. Consummation of the transaction is subject to satisfaction of customary closing conditions, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. You will see that our draft is the same as the Fundtech Merger Agreement except for changes required in order to effect our transaction. We are prepared to promptly conclude our confirmatory due diligence and to give you and your representatives immediate due diligence access to us.

We believe that our proposal represents a Parent Superior Offer that clearly meets the standards set forth in Section 6.7(a) of your Fundtech Merger Agreement as it is more favorable to S1 shareholders from a financial point of view than the Fundtech transaction, and it is likely to be completed, taking into account all financial, regulatory, legal and other aspects of our proposal. Accordingly, we believe that you must, consistent with the Fundtech Merger Agreement, provide us with confidential information and participate in discussions and negotiations with us to finalize a transaction.

We stand ready and willing to promptly engage with S1 on this transaction, so that together we can effect a transaction that benefits both companies’ shareholders. That said, we are committed to making this transaction a reality.

Our Board of Directors has unanimously approved the submission of this proposal. We and our financial and legal advisors are prepared to move forward immediately with you and your advisors to finalize a mutually beneficial agreement, and make the combination of S1 and ACI a reality, for the benefit of both companies’ shareholders.

We look forward to hearing from you.

Sincerely,

/s/  Philip G. Heasley
President and CEO
ACI Worldwide, Inc.

Enclosures”

On July 27, 2011, ACI filed a Notification and Report Form with the FTC and Antitrust Department under the HSR Act relating to the Original ACI Merger Proposal.

On August 2, 2011, S1 announced that the S1 Board had rejected the Original ACI Merger Proposal based on the S1 Board’s determination that pursuing discussions with ACI at this time “is not in the best financial or strategic interests of S1 and its stockholders.” According to S1’s August 2, 2011 press release, Mr. Spiegel said:

“The S1 Board gave careful consideration to each of the proposed terms and conditions of ACI’s proposal. In the end, the Board determined that ACI’s proposal is not in the best interests of S1 and its stockholders. We believe that continuing to execute on our long-term business plan, which includes the business combination with Fundtech, will best help us maximize stockholder value and achieve our strategic goals.”

On August 11, 2011, S1 announced that it had set August 18, 2011 as the record date and September 22, 2011 as the date of the S1 Special Stockholder Meeting. On August 22, 2011, S1 filed its definitive proxy statement with the SEC and reported that it had commenced mailing its proxy statement to S1 stockholders on or about August 22, 2011.

On August 25, 2011, ACI delivered a proposal letter to S1’s Board containing the Enhanced ACI Merger Proposal, increasing the cash consideration by $0.50 per S1 Share, assuming full proration, and issued a press release announcing the Enhanced ACI Merger Proposal. The letter read as follows:

“August 25, 2011

PERSONAL AND CONFIDENTIAL
ELECTRONIC DELIVERY

John W. Spiegel
Chairman of the Board of Directors
S1 Corporation
705 Westech Drive
Norcross, Georgia 30092

Dear John:

We remain committed to acquiring S1 Corporation and are pleased to inform you that we have enhanced our proposal in order to provide S1 shareholders with additional value certainty for their investment. Given the recent significant market volatility, ACI Worldwide, Inc. has increased its cash and stock proposal from $5.70 per share plus 0.1064 ACI shares to $6.20 per share, plus 0.1064 ACI shares, assuming full proration.

We are confident that your shareholders will find our enhanced proposal to be superior to the Fundtech Ltd. transaction, and we stand ready and willing to promptly engage with S1 to consummate a transaction that benefits both companies’ shareholders. Based on the closing price of ACI stock on July 25, 2011, the day prior to our initial proposal, our enhanced proposal provides a per share consideration of $10.00 to each S1 shareholder. Based on the closing price of ACI stock on August 24, 2011, our enhanced proposal provides a per share consideration of $9.29 to each S1 shareholder. ACI’s enhanced proposal also equates to a:

•	30% premium to S1’s unaffected closing market price on July 25, 2011;

•	29% premium to the volume weighted average price of S1 shares over the previous 90 days prior to July 25, 2011; and

•	20% premium to the 52-week high of S1 shares, for the 52-week period ending July 25, 2011.

When evaluating our enhanced proposal, we strongly encourage you to consider at what price levels S1 would be trading absent the ACI proposal. Since we made our proposal on July 26, 2011, the NASDAQ Index has declined by 13% while S1’s stock price, affected by the value of the ACI proposal, has generally avoided the declines experienced in the overall market. Furthermore, we believe that your shareholders know that, had ACI not made its proposal, S1’s share price would have been affected by the overall decline in stock market valuations. We also believe that the S1 shareholder reaction to our proposal, despite the significant ensuing market volatility, underscores its strength.

Your August 22, 2011, shareholder letter questioned whether we had the financing for the cash portion of our merger proposal as well as our commitment to obtain clearance under the Hart-Scott-Rodino (HSR) Act. To resolve these issues, we have a fully executed commitment letter from Wells Fargo Bank, N.A. sufficient to fund the cash required by our proposal and to finance our ongoing operations, and we would be pleased to provide a copy of such commitment letter upon request. In addition, we reiterate that we are willing to provide appropriate assurance of satisfaction of the HSR Act condition, including a divestiture commitment (if required) and substantial break-up compensation. However, it does not withstand scrutiny for S1 to, on the one hand, refuse to engage with us on these issues and, on the other hand, point to these issues as a reason for not engaging in the first place.

As S1 has been unwilling to engage, we are taking the actions we believe necessary to consummate our proposed transaction. We are filing our definitive proxy statement to begin solicitation of votes against the proposed Fundtech transaction and, rest assured, we will take all actions necessary to advance our proposal. We would, however, strongly prefer to begin a direct dialogue with S1’s management and advisors.

We believe that our proposal represents a Parent Superior Offer that clearly meets the standards set forth in Section 6.7(a) of the Fundtech merger agreement as it is more favorable to S1 shareholders from a financial point of view than the Fundtech transaction and it is likely to be completed, taking into account all financial, regulatory, legal and other aspects of our proposal.

We remain convinced of the strategic benefits of this transaction and strongly believe that it is in the best interests of both ACI’s and S1’s shareholders. We look forward to your prompt reply.

Sincerely,

/s/  Philip G. Heasley
President and CEO

cc: Johann Dreyer, Chief Executive Officer, S1 Corporation”

On August 25, 2011, ACI filed with the SEC and began mailing its proxy statement soliciting votes “AGAINST” the Fundtech Merger Proposals.

On August 26, 2011, ACI withdrew its initial HSR filing and refiled it on August 29, 2011 in order to permit the Antitrust Division to have additional time to review the filing. The 30-calendar day waiting period recommenced in connection with such refiling so that it now expires, unless terminated earlier or extended at 11:59 p.m., Eastern Time on September 28, 2011.

On August 29, 2011, a representative of S1 contacted a representative of ACI with respect to the value and certainty of closure of the Enhanced ACI Merger Proposal. There can be no assurance that such inquiry will lead to discussions, or that any such discussions, if conducted in the future, will lead to a transaction. If they were to lead to a transaction, however, the Exchange Offer could be terminated or amended. See “The Exchange Offer — Extension, Termination and Amendment” and “The Exchange Offer — Conditions of the Exchange Offer.”

On August 30, 2011, ACI filed this prospectus/offer to exchange with the SEC with respect to the Exchange Offer.

Between August 31, 2011 and September 14, 2011, senior managers and representatives of ACI and S1 had additional discussions regarding the Enhanced ACI Merger Proposal, however, as of September 14, 2011, no agreement had been reached between the parties.

On September 13, 2011, S1 filed a Solicitation/Recommendation Statement on Schedule 14D-9, reporting that the S1 Board has determined to unanimously recommend that S1 stockholders reject the Exchange Offer and not tender their S1 Shares to us.

On September 15, 2011, ACI filed with the SEC an amendment to its Registration Statement on Form S-4 of which this prospectus/offer to exchange forms a part.

Reasons for the Exchange Offer

While ACI continues to hope that it is possible to reach a consensual transaction with S1, ACI, through Offeror, is making this Exchange Offer directly to S1 stockholders in light of the S1 Board’s rejection of the Original ACI Merger Proposal on August 2, 2011.

Value:

ACI believes that the Exchange Offer is superior to the Proposed Fundtech Merger notwithstanding the S1 Board’s rejection of the Original ACI Merger Proposal because it provides greater and more certain value than the Proposed Fundtech Merger. Among other things, in the Exchange Offer, 62.0% of S1 Shares would be exchanged for cash. The Proposed Fundtech Merger provides no cash to S1 stockholders.

In addition, ACI believes that the value per S1 Share in the Exchange Offer is substantially higher than the trading prices for S1 Shares after the announcement of the Proposed Fundtech Merger. On June 24, 2011, the last trading day prior to the announcement of the Fundtech Merger Agreement, the closing sales price of S1 Shares as reported by the NASDAQ Market was $7.54 per share. The closing sales price for S1 Shares declined on June 27, 2011, the day that the Fundtech Merger Agreement was announced, to $7.26 per share. During the period from June 27, 2011 to July 25, 2011, the last trading day prior to the announcement of the Original ACI Merger Proposal, the closing sales price for S1 Shares further declined 1.8% to $7.13 per share, and its volume weighted average closing sales price over this period was $7.25 per share. This compares to an increase of 4.5% for the S&P 500 Index over the same period. ACI believes that the increase in trading prices was primarily attributable to the Original ACI Merger Proposal.

At the $9.31 per S1 Share value of the Cash-Stock Consideration as of September 14, 2011, assuming full proration, the Exchange Offer represents (1) a 30.6% premium to the closing sales price of S1 Shares on July 25, 2011, the last trading day prior to the public announcement of the Original ACI Merger Proposal, (2) a 29.1% premium to the volume weighted average closing price of S1 Shares over the previous 90 days prior to the announcement of the Original ACI Merger Proposal, and (3) a 20.1% premium to the 52-week high of S1 Shares for the 52-week period ending July 25, 2011.

S1 stockholders who elect the Cash-Stock Consideration contemplated by the Exchange Offer will be subject to proration. Since the value of ACI Shares fluctuates, the per S1 Share Stock Consideration necessarily could have a value that is different than the per S1 Share Cash Consideration. As a consequence, in the Exchange Offer, S1 stockholders could receive a combination of Cash-Stock Consideration with a value that is different from the value of such consideration on the date of the Exchange Offer, the date of the S1 Special Stockholder Meeting and the date of the consummation of a transaction with ACI.

The elections of other S1 stockholders would affect whether S1 stockholders received solely the type of consideration they had elected or whether a portion of the consideration S1 stockholders elected were exchanged for another form of consideration as a result of the pro ration procedures contemplated by the Exchange Offer.

Solely for purposes of illustration, the following table indicates the value of the Cash Consideration, the Stock Consideration and the blended value of the Cash-Stock Consideration based on different assumed prices for ACI Shares.

	Assuming No Proration		Assuming Full Proration
	Value of	Value of	Value of	Value of	Value of Cash-Stock
Assumed ACI Share Price	Stock Consideration	Cash Consideration	Stock Consideration	Cash Consideration	Consideration

$37.93(1)	$10.62	$10.00	$4.04	$6.20	$10.24
$35.70(2)	$10.00	$10.00	$3.80	$6.20	$10.00
$30.49(3)	$8.54	$10.00	$3.24	$6.20	$9.44
$29.24(4)	$8.19	$10.00	$3.11	$6.20	$9.31
$20.15(5)	$5.64	$10.00	$2.14	$6.20	$8.34

(1)	Represents highest sales price for ACI Shares in the 52-Week Period.

(2)	Represents closing sales price for ACI Shares on July 25, 2011, the last trading day prior to the announcement of the Original ACI Merger Proposal.

(3)	Represents closing sales price for ACI Shares on August 29, 2011, the last trading day prior to the commencement of the Exchange Offer.

(4)	Represents closing sales price for ACI Shares on September 14, 2011, the last trading day prior to the date of this prospectus/offer to exchange.

(5)	Represents the lowest sales price for ACI Shares in the 52-Week Period.

The equity capital markets have been highly volatile since July 26, 2011 and market prices for ACI Shares and S1 Shares have fluctuated and can be expected to continue to fluctuate. S1 stockholders are urged to obtain current trading price information prior to deciding whether to tender shares pursuant to the Exchange Offer, whether to exercise withdrawal rights as provided herein and, with respect to the election, whether to receive the Cash Consideration or the Stock Consideration or some combination thereof. The premium represented by the Exchange Offer to the Proposed Fundtech Merger may be larger or smaller depending on market prices on any given date and will fluctuate between the date of this prospectus/offer to purchase, the Expiration Time and the date of the consummation of the Exchange Offer.

Strategic Rationale:

The Exchange Offer provides immediate cash value to S1 stockholders, as well as the opportunity to participate in the value creation in the Exchange Offer through the receipt of ACI Shares. ACI believes that the complementary nature of ACI and S1 creates a compelling opportunity to establish a full-service global leader of financial and payments software with significant scale and financial strength, including as follows:

•	Highly Complementary Product and Customer Bases: Combined, ACI and S1 would provide a rich set of capabilities and a broad portfolio of products to customers across the entire electronic payments spectrum. In particular, ACI believes that the acquisition of S1 would provide breadth and additional capabilities to what ACI does today, including: (1) expand ACI’s retailer business beyond North America; (2) increase ACI’s retail banking payments business down into lower and mid-tier financial institutions; and (3) add function and global reach to ACI’s online business banking offering, including new capabilities around branch banking and trade. The acquisition of S1 would support ACI’s position as a leading provider of the most unified payments solution to serve retail banking, wholesale banking, processors and retailers and would enable its customers to lower their operational costs and improve time-to-market.

•	Enhanced Scale and Global Position: ACI’s, S1’s and Fundtech’s principal competitors are substantially larger companies with greater financial resources than ACI, S1 and Fundtech have. The combined ACI and S1 would have greater scale and critical mass than S1 would have after the Proposed Fundtech Merger. The combined ACI and S1 would have revenue of $683 million and adjusted EBITDA of $123 million for the 12 months ended June 30, 2011, compared to revenue of $379 million and adjusted EBITDA of $43 million for that period for the combined S1 and Fundtech in the Proposed Fundtech Merger. This scale advantage would enable the combined ACI and S1 to more effectively serve its combined global customer base and compete against the very large companies which operate in the electronic payments software business.

In addition, Fundtech is dependent upon three international financial institutions for a significant portion of its revenue. According to published reports, in fiscal year 2010, Fundtech derived approximately 21% of its total annual revenues from these three international financial institutions. In comparison, ACI’s top 10 customers represented approximately 20% of its total annual revenue in 2010.

•	Significant Synergy Opportunities: ACI expects the combination of ACI and S1 will generate a significant amount of operational efficiencies and cost savings that will drive margin expansion for the acquired S1 business and earnings accretion for the combined company. ACI estimates that the annual pre-tax cost savings related to the Exchange Offer would be more than double the $12 million estimated in the Proposed Fundtech Merger, primarily attributable to elimination of S1’s public company costs and rationalization of duplicate general and administrative functions, sales/marketing functions and costs, occupancy costs, product management and R&D functions. In addition, ACI expects to consolidate the combined company’s hosting data centers and infrastructure. Further, ACI expects the cost savings will improve S1’s margins in line with ACI’s margins for adjusted EBITDA. Assuming that the Exchange Offer is closed in the fourth calendar quarter of this year, ACI anticipates the cost savings would be fully realizable in 2012.

•	Strong Financial Position: ACI would continue to have a strong financial profile driven by a solid balance sheet with substantial liquidity and a recurring revenue model that generates significant free cash flows, allowing for further future investments in the business. In addition, ACI expects the transaction to be accretive to full year earnings in 2012.

The following metrics provide relevant information with respect to ACI’s recent financial performance, as of July 26, 2011, the date of the Original ACI Merger Proposal:

•	ACI has produced a stockholder return of approximately 90% over the past three years, significantly outperforming the relevant peer group;

•	ACI has increased its 60-month backlog to $1.6 billion in 2010, up $350 million since 2006;

•	ACI has driven monthly recurring revenue to 68% in 2010, up nearly 29% since 2007; and

•	ACI has increased adjusted EBITDA margin to 21% in 2010, from 7% in 2007.

This prospectus/offer to exchange includes summary selected unaudited pro forma combined financial information that is intended to provide S1 stockholders with information relating to ACI’s financial results assuming that ACI and S1 had already been combined.

Integration:

ACI believes that there are substantial risks inherent in mergers of equals, which ACI believes are exacerbated by the fact that S1 is a U.S. company headquartered in Norcross, Georgia, while Fundtech is a company with substantial operations in Israel. While there is integration risk in any substantial business combination transaction, ACI’s proposal would not involve the complexities inherent in combining two businesses whose co-CEOs and other senior executives would be located on different continents, and ACI would have the ability to implement integration plans without being required to consider the potential conflicting interests and disynergies implicit in a “merger of equals” in which, for example, the combined company’s top management is expected to be drawn from two disparate organizations.

S1’s proxy statement discloses that political, economic and military conditions in Israel and the Middle East could negatively impact the combined S1-Fundtech company. Fundtech is an Israeli company with substantial operations in Israel. According to S1’s proxy statement, (1) any major hostilities involving Israel, acts of terrorism or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect the combined company’s operations, (2) several Arab and Muslim countries restrict or prohibit business with Israeli companies and these restrictions may have an adverse impact on the combined company’s operating results, financial condition or the expansion of the combined company’s business, and (3) such boycott, restrictive laws, policies or practices may preclude the combined company from pursuing certain sales opportunities in the future.

Closing Conditions:

The completion of the Proposed Fundtech Merger is subject to, among other conditions, approval of the issuance of stock in the transaction by holders of a majority of S1 Shares voting at a meeting held on the matter, the expiration or termination of the waiting period under the HSR Act, as well as a number of conditions unique to a combination of a U.S. and an Israeli company, including receipt of the consent or approval of Israeli tax authorities, the Investment Center of the Israeli Ministry of Trade & Industry and the Israeli Securities Authority.

The Exchange Offer is subject to the conditions set forth in “The Exchange Offer — Conditions to the Exchange Offer,” including the Fundtech Merger Agreement Condition, the Delaware 203 Condition, the Minimum Tender Condition and the receipt of customary regulatory approvals, including the expiration or termination of the waiting period under the HSR Act. The Fundtech Merger Agreement Condition and the Delaware 203 Condition could be satisfied by action of the S1 Board. In addition, the Fundtech Merger Agreement Condition could be satisfied if S1 stockholders vote against the issuance of shares to complete the Fundtech Merger.

As of the date of this prospectus/offer to exchange, S1 has not obtained clearance under the HSR Act. S1 reported in its proxy statement that it refiled its Notification and Report Form under the HSR Act with the Antitrust Division on August 17, 2011, recommencing the 30-calendar day waiting period under the HSR Act with respect to S1’s acquisition of shares of Fundtech in the Proposed Fundtech Merger. S1 also reported that it understands that Clal, Fundtech’s largest shareholder, intends to withdraw and refile its Notification and Report Form after August 19, 2011, the date of S1’s proxy statement, which will restart the 30-calendar day waiting period.

ACI filed the required Notification and Report Form under the HSR Act with the Antitrust Division and the FTC on July 27, 2011. Thereafter, the Antitrust Division informed ACI that, as between the FTC and the Antitrust Division, the Antitrust Division would review ACI’s filing. ACI withdrew its initial filing on August 26, 2011, and refiled it on August 29, 2011 in order to permit the Antitrust Division to have additional time to review the filing. The 30-calendar day waiting period recommenced in connection with such refiling so that it now expires, unless terminated earlier or extended, at 11:59 p.m., Eastern Time on September 28, 2011. The Antitrust Division may extend its review beyond the 30-calendar day waiting period by requesting additional information and documentary material. In the event of such a request, the waiting period would be extended until 11:59 p.m., Eastern time, on the 30th calendar day after ACI has made a proper response to that request as specified by the HSR Act and the implementing rules.

The combination with S1 would provide ACI with enhanced scale, breadth and additional capabilities to compete more effectively in the highly competitive payment systems marketplace. If ACI were to acquire S1, the combined company would continue to face intense competition from third-party software vendors, in house solutions, processors, IT service organizations and credit card associations, including from companies which are substantially larger and have substantially greater market shares than the combined company would have. Moreover, the dynamic worldwide nature of the industry means that competitive alternatives can and do regularly emerge. Thus, ACI does not believe the transaction would enable it to obtain market power in, or even a significant share of, any relevant market.

Nonetheless, the Original ACI Merger Proposal contained provisions designed to provide S1 what ACI believed to be an appropriate measure of assurance that the HSR Act condition would be satisfied, including a $21.5 million fee that would be paid to S1 if that condition were not satisfied and an undertaking to divest assets, subject to certain limitations (which were not specified in the draft merger agreement delivered to S1), and take other actions if necessary to obtain the expiration or termination of the HSR Act waiting period. ACI reiterated this commitment in connection with its delivery of the Enhanced ACI Merger Proposal.

Based on the foregoing, ACI believes that it will obtain clearance under the HSR Act, although there necessarily can be no assurance with respect thereto.

Restructuring of S1 for No Premium and No Cash:

According to S1’s proxy statement, S1 has entered into a transaction to “acquire” Fundtech in which S1 stockholders will receive no premium and no cash for their shares. Although S1 has stated in its proxy statement that S1 will “acquire” Fundtech, we believe that its analysis is incorrect. We believe that the Proposed Fundtech Merger is in fact a transaction that results in a radical restructuring of the business, ownership and governance of S1, and thereby could be deemed to constitute de facto change in control of S1 for a number of reasons, including (1) changes in S1’s Board and management, including a governance mechanism applicable to key corporate decisions that requires agreement of designees of each of S1 and Fundtech post-transaction (unless approved by a post-transaction Board of Directors of which one-half of the designees are appointed by S1 and one-half of the designees are appointed by Fundtech), (2) changes in the composition and concentration of ownership of the combined company’s shares, and (3) the fact that the transaction constitutes a “change in control” under compensation arrangements for S1’s top management.

Changes in S1’s Board and Management:  According to S1’s proxy statement, following the Proposed Fundtech Merger, the governance of S1 would change as follows:

•	Fundtech’s CEO would become “Executive Chairman” of the combined company. Fundtech’s Chairman would become “Deputy Chairman” of the combined company. Fundtech’s CFO would become CFO of the combined company. One or more of these individuals apparently would serve in these capacities from Israel, and not S1’s principal U.S. offices.

•	S1’s Board would not constitute a majority of the Board of the combined company; rather, the combined company Board would be comprised of eight members, four from the current Board of Fundtech and four from the current Board of S1.

•	For an apparently indeterminate period, Fundtech’s CEO, as “Executive Chairman” of the combined company, and the combined company’s CEO would have to mutually agree before S1 could take any of the following actions. Disputes as to the following matters could only be resolved by the vote of a majority of the Board of the combined company, on which the current Fundtech directors will have a blocking vote:

•	subject to certain exceptions, the issuance of any equity interests of the combined company or its subsidiaries or any securities exercisable or exchangeable for or convertible into equity interests of the combined company or its subsidiaries;

•	incurrence of any indebtedness for borrowed money, other than indebtedness (i) outstanding as of the closing date of the Proposed Fundtech Merger or (ii) incurred in the ordinary course of business;

•	engaging in any merger, consolidation or other business combination transactions or recapitalization or reorganization;

•	acquisition of any enterprise or business (whether by merger, stock or assets) or other significant assets outside of the ordinary course of business;

•	sale or other disposition of any assets of the combined company or any of its subsidiaries outside of the ordinary course of business;

•	acquisition or development of any material new product or service offering;

•	engaging in any line of business substantially different from those lines of business conducted by the combined company and its subsidiaries immediately following the closing date of the Proposed Fundtech Merger;

•	hiring or termination of the executive chairman, chief executive officer, chief financial officer, chief operating officer, chief legal officer and each individual (including any consultant or other individual, even if not technically an employee) performing the functions of any such office, each referred to as a Senior Officer, or any individual who directly reports (including any consultant or other individual, even if not technically an employee) to any Senior Officer, referred to, together with the Senior Officers, each as an Applicable Employee;

•	modification of the salary or other compensation of any Applicable Employee, materially changing the responsibilities of any Applicable Employee, or making any material changes to the employment agreement of any Applicable Employee;

•	approval of (i) any operating or capital expenditure budget of the combined company or any of its subsidiaries or (ii) any material amendment or supplement to or other modification thereof;

•	institution, settlement, withdrawal or compromise of any material lawsuit, claim, counterclaim or other legal proceeding by or against the combined company or any of its subsidiaries or with respect to any of their respective material properties or assets; or

•	delegate any authority to take any of the foregoing actions to any other officer or employee.

Changes in the Composition and Concentration of Share Ownership:  The Proposed Fundtech Merger will result in a change in the composition and concentration in ownership of S1 Shares. According to a Schedule 13D filed in respect of Fundtech, Clal owns approximately 58% of Fundtech’s ordinary shares. Clal is controlled by the following four individuals: Nochi Dankner, Shelly Danker-Bergman, Isaac Manor and Avraham Livnat, who may be deemed to beneficially own the Fundtech shares held by Clal.

According to S1’s proxy statement, Clal will own approximately 24% of the combined company, and by virtue of such ownership “may exert considerable influence over the combined company’s policies, business and affairs, and in any corporate transaction or other matter, including mergers, consolidations and the sale of all or substantially all of [S1’s] assets. This concentration in control may have the effect of delaying, deterring or preventing a change of control that otherwise would yield a premium upon the price of the combined company’s common stock. This concentration of ownership may also have the effect of reducing the amount of stock in the combined company’s public float, which may impact share trading values.”

Although S1 stockholders will continue to own 55% of S1 Shares following the Proposed Fundtech Merger, these shares are held by a wide and diverse group of institutional and other investors and, based on reported share ownership as of September 14, 2011, no S1 stockholder other than Clal will own more than 5.0% of the outstanding S1 Shares if the Proposed Fundtech Merger were to be completed. The S1 Board exempted Clal from the restrictions applicable to “interested stockholders” under Section 203 of the Delaware General Corporation Law and has not otherwise restricted Clal’s ability to acquire additional shares or take actions in respect of the governance of S1 following the Proposed Fundtech Merger. Accordingly, Clal may be able to exert considerable influence over S1’s affairs following the Proposed Fundtech Merger as a result of its 24% ownership interest.

“Change in Control” for the Benefit of S1 Top Management:  The Proposed Fundtech Merger will constitute a “change of control” for purposes of the employment agreements, equity incentive plans and golden parachutes of S1’s senior management, resulting in the acceleration of certain benefits as described in S1’s proxy statement under the section titled “Interests of the Company’s Executive Officers and Directors in the Merger.”

Based upon (1) the expected roles to be played by S1’s and Fundtech’s management following the Proposed Fundtech Merger in the combined company, (2) the substantial ownership of the combined company by Fundtech’s largest stockholder following the merger, and (3) the treatment of the merger as a “change of control” under the compensation arrangement of S1’s management, we believe that the Proposed Fundtech Merger looks much more like a change of control rather than an “acquisition” of Fundtech or a “merger”.

In any case, we believe that S1’s Board, in evaluating any strategic transaction of this type, has a legal obligation to consider all available alternative transactions beforehand, to communicate those alternatives to S1’s stockholders and to consider our proposal which we believe provides superior value to S1’s stockholders.

We believe S1 stockholders should take all of these factors into account prior to deciding whether to tender shares pursuant to the Exchange Offer, whether to exercise withdrawal rights as provided herein and, with respect to the election, whether to receive the Cash Consideration or the Stock Consideration or some combination thereof.

THE EXCHANGE OFFER

Overview

Offeror is offering to exchange for each outstanding S1 Share that is validly tendered and not properly withdrawn prior to the Expiration Time, either of the following:

•	0.2800 of an ACI Share (Stock Consideration); or

•	$10.00 in cash, without interest (Cash Consideration),

subject to the proration procedures described in this prospectus/offer to exchange and the related letter of election and transmittal, upon the terms and subject to the conditions contained in this prospectus/offer to exchange and the accompanying letter of election and transmittal. In addition, you will receive cash in lieu of any fractional ACI Share to which you may be entitled.

The term “Expiration Time” means 5:00 p.m., Eastern time, on Wednesday, September 28, 2011, unless Offeror extends the period of time for which the Exchange Offer is open, in which case the term “Expiration Time” means the latest time and date on which the Exchange Offer, as so extended, expires.

The Exchange Offer is subject to conditions which are described in the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer.” ACI expressly reserves the right, subject to the applicable rules and regulations of the SEC, to waive any condition of the Exchange Offer described herein in its discretion, except for the conditions described under the subheadings “Registration Statement Condition,” “NASDAQ Listing Condition,” and “Competition Condition” in the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer” below, each of which cannot be waived. Offeror expressly reserves the right to make any changes to the terms and conditions of the Exchange Offer (subject to any obligation to extend the Exchange Offer pursuant to the applicable rules and regulations of the SEC).

If you are the record owner of your S1 Shares and you tender your S1 Shares in the Exchange Offer, you will not have to pay any brokerage fees or similar expenses. If you own your S1 Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your S1 Shares on your behalf, your broker or such other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

The purpose of the Exchange Offer is for ACI to acquire control of, and ultimately the entire equity interest in, S1. ACI has publicly expressed a desire to enter into a consensual business combination with S1 and delivered the Original ACI Merger Proposal to S1 on July 26, 2011 and the Enhanced ACI Merger Proposal to S1 on August 25, 2011.

S1 announced on August 2, 2011 that the S1 Board would not discuss our the Original ACI Merger Proposal with us based on the S1 Board’s determination that pursuing discussions with ACI at this time is not in the best financial or strategic interests of S1 and its stockholders.

On August 25, 2011, ACI publicly announced the Enhanced ACI Merger Proposal increasing the cash consideration payable under the Original ACI Merger Proposal by $0.50 per S1 Share, assuming full proration.

On September 13, 2011, S1 filed a Solicitation/Recommendation Statement on Schedule 14D-9, reporting that the S1 Board has determined to unanimously recommend that S1 stockholders reject the Exchange Offer and not tender their S1 Shares to Offeror. ACI continues to believe that the Exchange Offer constitutes a “superior proposal” to the Proposed Fundtech Merger and is therefore taking the Exchange Offer directly to S1 stockholders.

ACI, through Offeror, intends, promptly following acceptance for exchange and exchange of S1 Shares in the Exchange Offer, to effect the Second-Step Merger in accordance with Delaware law pursuant to which Offeror will acquire all S1 Shares of those S1 stockholders who choose not to tender their S1 Shares pursuant to the Exchange Offer. After the Second-Step Merger, former remaining S1 stockholders will no longer have any ownership interest in S1 and will be stockholders of ACI to the extent they receive any Stock Consideration in this Exchange Offer, and ACI, through Offeror, will own all of the issued and outstanding S1 Shares.

Please see the sections of this prospectus/offer to exchange titled “The Exchange Offer — Purpose and Structure of the Exchange Offer”; “The Exchange Offer — Second-Step Merger”; and “The Exchange Offer — Plans for S1.”

Subject to applicable law, Offeror reserves the right to amend the Exchange Offer (including by amending the consideration to be offered in the Exchange Offer or Second-Step Merger or the structure of the Second-Step Merger), including upon entering into a merger agreement with S1 (including a merger agreement that does not contemplate an exchange offer), in which event Offeror would terminate the Exchange Offer and the S1 Shares would, upon consummation of such acquisition, be exchanged for the merger consideration pursuant to the merger agreement. Please see the sections of this prospectus/offer to exchange titled “The Exchange Offer — Plans for S1” and “The Exchange Offer — Extension, Termination and Amendment.”

Based on ACI’s and S1’s respective capitalizations as of September 14, 2011 and the estimated 5.9 million ACI Shares estimated to be issued in the Exchange Offer and the Second-Step Merger, former S1 stockholders would own, in the aggregate, approximately 14.5% of the aggregate ACI Shares on a fully diluted basis. For a detailed discussion of the assumptions on which this estimate is based, please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Ownership of ACI After the Exchange Offer.”

Expiration Time of the Exchange Offer

The Exchange Offer is scheduled to expire at 5:00 p.m., Eastern time, on Wednesday, September 28, 2011, which is the Expiration Time, unless further extended by Offeror. For more information, you should read the discussion below in the section of this prospectus/offer to exchange titled “The Exchange Offer — Extension, Termination and Amendment.”

Extension, Termination and Amendment

Subject to the applicable rules of the SEC and the terms and conditions of the Exchange Offer, Offeror also expressly reserves the right (but will not be obligated) (1) to extend, for any reason, the period of time during which the Exchange Offer is open, (2) to delay acceptance for exchange of, or exchange of, S1 Shares in order to comply in whole or in part with applicable law (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Offeror to pay the consideration offered or to return S1 Shares deposited by or on behalf of S1 stockholders promptly after the termination or withdrawal of the Exchange Offer), (3) to terminate the Exchange Offer without accepting for exchange, or exchanging, any S1 Shares if any of the individually subheaded conditions referred to in the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer” has not been satisfied immediately prior to the Expiration Time or if any event specified in the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer” under the subheading “Other Conditions” has occurred; (4) to amend or terminate the Exchange Offer without accepting for exchange or exchanging any S1 Shares if ACI or any of its affiliates enters into a definitive agreement or announces an agreement in principle with S1 providing for a merger or other business combination or transaction with or involving S1 or any of its subsidiaries, or the purchase or exchange of securities or assets of S1 or any of its subsidiaries, or ACI and S1 reach any other agreement or understanding, in either case, pursuant to which it is agreed or provided that the Exchange Offer will be terminated; and (5) to amend the Exchange Offer or to waive any conditions to the Exchange Offer at any time, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the exchange agent and by making public announcement thereof.

The Expiration Time may also be subject to multiple extensions and any decision to extend the Exchange Offer, and if so, for how long, will be made prior to the Expiration Time.

Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, which, in the case of an extension, will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(d)(i), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to S1 stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Offeror may choose to make any public announcement,

Offeror will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

Rule 14e-1(c) under the Exchange Act requires Offeror to pay the consideration offered or return the S1 Shares tendered promptly after the termination or withdrawal of the Exchange Offer.

If ACI increases or decreases the percentage of S1 Shares being sought or the consideration offered in the Exchange Offer and the Exchange Offer is scheduled to expire at any time before the expiration of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Exchange Offer will be extended until at least the expiration of 10 business days from, and including, the date of such notice. If Offeror makes a material change in the terms of the Exchange Offer (other than a change in the consideration offered in the Exchange Offer or the percentage of securities sought) or in the information concerning the Exchange Offer, or waives a material condition of the Exchange Offer, Offeror will extend the Exchange Offer, if required by applicable law, for a period sufficient to allow S1 stockholders to consider the amended terms of the Exchange Offer. In a published release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of such offer, and that the waiver of a condition such as the condition described in the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer” under the subheading “Minimum Tender Condition” is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date that the material change is first published, sent or given to S1 stockholders, and that if material changes are made with respect to information that approaches the significance of the price to be paid in the Exchange Offer or the percentage of shares sought in the Exchange Offer, a minimum of 10 business days may be required to allow adequate dissemination and investor response.

As used in this prospectus/offer to exchange, a “business day” means any day, other than a Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight, Eastern time. If, prior to the Expiration Time, ACI increases the consideration being paid for S1 Shares accepted for exchange pursuant to the Exchange Offer, such increased consideration will be received by all S1 stockholders whose S1 Shares are exchanged pursuant to the Exchange Offer, whether or not such S1 Shares were tendered prior to the announcement of the increase of such consideration.

Pursuant to Rule 14d-11 under the Exchange Act, Offeror may, subject to certain conditions, elect to provide a subsequent offering period of at least three business days following the Expiration Time on the date of the Expiration Time and acceptance for exchange of the S1 Shares tendered in the Exchange Offer. A subsequent offering period would be an additional period of time, following the first exchange of S1 Shares in the Exchange Offer, during which stockholders could tender S1 Shares not tendered in the Exchange Offer.

During a subsequent offering period, tendering S1 stockholders would not have withdrawal rights and Offeror would promptly exchange and pay for any S1 Shares tendered at the same price paid in the Exchange Offer. Rule 14d-11 under the Exchange Act provides that Offeror may provide a subsequent offering period so long as, among other things, (1) the initial period of at least 20 business days of the Exchange Offer has expired, (2) Offeror offers the same form and amount of consideration for S1 Shares in the subsequent offering period as in the initial offer, (3) Offeror immediately accepts and promptly pays for all S1 Shares tendered prior to the Expiration Time, (4) ACI announces the results of the Exchange Offer, including the approximate number and percentage of S1 Shares deposited in the Exchange Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Time and immediately begins the subsequent offering period, and (5) Offeror immediately accepts and promptly pays for S1 Shares as they are tendered during the subsequent offering period. If Offeror elects to include a subsequent offering period, it will notify S1 stockholders by making a public announcement on the next business day after the Expiration Time consistent with the requirements of Rule 14d-11 under the Exchange Act.

Pursuant to Rule 14d-7(a)(2) under the Exchange Act, no withdrawal rights apply to S1 Shares tendered during a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to S1 Shares tendered in the Exchange Offer and accepted for exchange. The same consideration will be received by S1 stockholders tendering S1 Shares in the Exchange Offer or in a subsequent offering period, if one is included. Please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Withdrawal Rights.”

This prospectus/offer to exchange, the letter of election and transmittal and all other relevant materials will be mailed by ACI to record holders of S1 Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on S1’s stockholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of S1 Shares on or about August 30, 2011.

Acceptance for Exchange and Exchange of S1 Shares; Delivery of Exchange Offer Consideration

Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will accept for exchange promptly after the Expiration Time all S1 Shares validly tendered (and not withdrawn in accordance with the procedure set out in the section of this prospectus/offer to exchange titled “The Exchange Offer — Withdrawal Rights”) prior to the Expiration Time. Offeror will exchange all S1 Shares validly tendered and not withdrawn promptly following the acceptance of S1 Shares for exchange pursuant to the Exchange Offer. Offeror expressly reserves the right, in its discretion, but subject to the applicable rules of the SEC, to delay acceptance for and thereby delay exchange of S1 Shares in order to comply in whole or in part with applicable laws or if any of the conditions referred to in the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer” have not been satisfied or if any event specified in the section of the prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer” under the subheading “Other Conditions” has occurred. If Offeror decides to include a subsequent offering period, Offeror will accept for exchange, and promptly exchange, all validly tendered S1 Shares as they are received during the subsequent offering period. Please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Withdrawal Rights.”

In all cases (including during any subsequent offering period), Offeror will exchange all S1 Shares tendered and accepted for exchange pursuant to the Exchange Offer only after timely receipt by the exchange agent of (1) the certificates evidencing such S1 Shares or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such S1 Shares into the exchange agent’s account at The Depository Trust Company pursuant to the procedures set forth in the section of this prospectus/offer to exchange titled “The Exchange Offer — Procedure for Tendering,” (2) the letter of election and transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined below), and (3) any other documents required under the letter of election and transmittal. This prospectus/offer to exchange refers to The Depository Trust Company as the “Book-Entry Transfer Facility.” As used in this prospectus/offer to exchange, the term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the exchange agent and forming a part of the Book-Entry Confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the S1 Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the letter of election and transmittal and that ACI may enforce such agreement against such participant.

For purposes of the Exchange Offer (including during any subsequent offering period), Offeror will be deemed to have accepted for exchange, and thereby exchanged, S1 Shares validly tendered and not properly withdrawn as, if and when Offeror gives oral or written notice to the exchange agent of Offeror’s acceptance for exchange of such S1 Shares pursuant to the Exchange Offer. Upon the terms and subject to the conditions of the Exchange Offer, exchange of S1 Shares accepted for exchange pursuant to the Exchange Offer will be made by deposit of the Exchange Offer consideration being exchanged therefor with the exchange agent, which will act as agent for tendering S1 stockholders for the purpose of receiving the Exchange Offer consideration from Offeror and transmitting such consideration to tendering S1 stockholders whose S1 Shares have been accepted for exchange.

Under no circumstances will Offeror pay interest on the Exchange Offer consideration for S1 Shares, regardless of any extension of the Exchange Offer or other delay in making such exchange or distributing the Exchange Offer consideration.

If any tendered S1 Shares are not accepted for exchange for any reason pursuant to the terms and conditions of the Exchange Offer, or if certificates representing such S1 Shares are submitted evidencing more S1 Shares than are tendered, certificates evidencing unexchanged or untendered S1 Shares will be returned, without expense to the tendering S1 stockholder (or, in the case of S1 Shares tendered by book-entry transfer into the exchange agent’s account at a Book-Entry Transfer Facility pursuant to the procedure set forth in the section of this prospectus/offer to exchange titled “The Exchange Offer — Procedure for Tendering,” such S1 Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Exchange Offer. ACI reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to exchange all or any portion of the S1 Shares tendered pursuant to the Exchange Offer, but any such transfer or assignment will not relieve Offeror of its obligations under the Exchange Offer or prejudice the rights of tendering stockholders to exchange S1 Shares validly tendered and accepted for exchange pursuant to the Exchange Offer.

Cash In Lieu of Fractional ACI Shares

ACI will not issue certificates representing fractional ACI Shares pursuant to the Exchange Offer. Instead, each tendering S1 stockholder who would otherwise be entitled to a fractional ACI Share will receive cash (rounded to the nearest whole cent) in an amount (without interest) equal to the product obtained by multiplying (a) the fractional share interest to which such S1 stockholder would otherwise be entitled (after rounding such amount to the nearest 0.0001 share), by (b) the closing price of ACI Shares as reported on the NASDAQ Global Select Market on the last trading day prior to the Expiration Time.

Elections and Proration

Based on the reported 55.5 million S1 Shares outstanding, in the Exchange Offer, ACI would exchange approximately $344.2 million cash and 5.9 million ACI Shares, of which approximately 34.4 million S1 Shares (62.0%) would be exchanged for the Cash Consideration and the remaining approximately 21.1 million S1 Shares (38.0%) would be exchanged for the Stock Consideration. S1 stockholders electing either the Cash Consideration or the Stock Consideration will be subject to proration so that not more than 62.0% of S1 Shares will be exchanged for the Cash Consideration and 38.0% of S1 Shares will be exchanged for the Stock Consideration in the Exchange Offer. S1 stockholders who do not participate in the Exchange Offer and whose shares are acquired in the Second-Step Merger will receive the Proration Amount of Cash and Stock Consideration. The elections of other S1 stockholders will affect whether a tendering S1 stockholder electing the Cash Consideration or the Stock Consideration receives solely the type of consideration elected or if a portion of such S1 stockholder’s tendered S1 Shares is exchanged for another form of consideration. S1 stockholders who otherwise would be entitled to receive a fractional ACI Share will instead receive cash in lieu of any fractional ACI Share such holder may have otherwise been entitled to receive.

Over-Subscription of Stock Election Shares

If more than 38.0% of the S1 Shares tendered in the Exchange Offer (the “Stock Election Number”) elect to receive the Stock Consideration (each, a “Stock Election Share”), then:

•	each S1 Share that is not a Stock Election Share (each, a “Non-Stock Share”) will be exchanged for $10.00 in cash, without interest;

•	a number of Stock Election Shares of each stockholder making a stock election equal to the product of (x) the Cash Proration Factor and (y) the total number of Stock Election Shares held by such stockholder, will be exchanged for $10.00 in cash, without interest; and

•	each Stock Election Share that has not been exchanged for $10.00 in cash, without interest in accordance with the preceding bullet will be exchanged for 0.2800 of an ACI Share.

Subscription of Stock Election Shares Equals Stock Election Number

If the aggregate number of Stock Election Shares is equal to the Stock Election Number, then each Stock Election Share will be exchanged for 0.2800 of an ACI Share, and each Non-Stock Share will be exchanged for $10.00 in cash, without interest.

Under-Subscription of Stock Election Shares

If the aggregate number of Stock Election Shares is less than 38.0% of the S1 Shares tendered in the Exchange Offer, then:

•	each Stock Election Share will be exchanged for 0.2800 of an ACI Share;

•	a number of Non-Stock Shares of each stockholder equal to the product of (x) the Stock Proration Factor and (y) the total number of Non-Stock Shares of such stockholder, will be exchanged for 0.2800 of an ACI Share; and

•	each Non-Stock Share that has not been exchanged for 0.2800 of an ACI Share pursuant to the preceding bullet will be exchanged for $10.00 in cash, without interest.

For purposes of these calculations:

•	“Cash Proration Factor” means the quotient of (i) the excess of the total number of Stock Election Shares over the Stock Election Number divided by (ii) the total number of Stock Election Shares.

•	“Stock Proration Factor” means the quotient of (i) the excess of the Stock Election Number over the total number of Stock Election Shares divided by (ii) the total number of Non-Stock Shares.

Consequences of Tendering with No Election

S1 stockholders who do not make an election will be deemed to have elected the Cash Consideration.

Procedure for Tendering

In order for a holder of S1 Shares to tender S1 Shares pursuant to the Exchange Offer, the exchange agent must receive, prior to the Expiration Time, the letter of election and transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by such letter of election and transmittal, at one of its addresses set forth on the back cover of this prospectus/offer to exchange and either (1) the certificates evidencing tendered S1 Shares must be received by the exchange agent at such address or such S1 Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the exchange agent (including an Agent’s Message), in each case prior to the Expiration Time or the expiration of the subsequent offering period, if one is provided, or (2) the tendering S1 stockholder must comply with the guaranteed delivery procedures described below.

The method of delivery of share certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering S1 stockholder, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The exchange agent will establish accounts with respect to the S1 Shares at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this prospectus/offer to exchange. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of S1 Shares by causing the Book-Entry Transfer Facility to transfer such S1 Shares into the exchange agent’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of S1 Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message and any other required documents must, in any case, be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus/offer to exchange prior to the Expiration Time or the expiration of the subsequent offering period, if one is provided, or the tendering S1 stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the exchange agent.

Signature Guarantees.  No signature guarantee is required on a letter of election and transmittal (1) if a letter of election and transmittal is signed by a registered holder of S1 Shares who has not completed the box titled “Special Issuance Instructions” on the letter of election and transmittal or (2) if S1 Shares are tendered for the account of a financial institution that is a member of the Securities Transfer Agents Medallion Signature Program, or by any other “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”). In all other cases, all signatures on letters of transmittal must be guaranteed by an Eligible Institution.

If a certificate evidencing S1 Shares is registered in the name of a person other than the signer of a letter of election and transmittal, then such certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the share certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the letter of election and transmittal.

Guaranteed Delivery.  If an S1 stockholder desires to tender S1 Shares pursuant to the Exchange Offer and such S1 stockholder’s certificate(s) evidencing such S1 Shares are not immediately available, such S1 stockholder cannot deliver such certificates and all other required documents to the exchange agent prior to the Expiration Time, or such S1 stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such S1 Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(1) such tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Offeror, is received prior to the Expiration Time by the exchange agent as provided below; and

(3) the share certificates (or a Book-Entry Confirmation) evidencing all tendered S1 Shares, in proper form for transfer, in each case together with the letter of election and transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the letter of election and transmittal are received by the exchange agent within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mail or by facsimile transmission to the exchange agent and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. The procedures for guaranteed delivery above may not be used during any subsequent offering period.

In all cases (including during any subsequent offering period), exchanges of S1 Shares tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the exchange agent of the certificates evidencing such S1 Shares, or a Book-Entry Confirmation of the delivery of such S1 Shares (except during any subsequent offering period), and the letter of election and transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the letter of election and transmittal.

Determination of Validity.  Offeror’s interpretation of the terms and conditions of the Exchange Offer (including the letter of election and transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of S1 Shares will be determined by Offeror, in its discretion, which determination shall be final and binding to the fullest extent permitted by law. Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Offeror also reserves the absolute right to waive any condition of the Exchange Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any S1 Shares of any particular S1 stockholder, whether or not similar defects or irregularities are waived in the case of other S1 stockholders. No tender of S1 Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of ACI, Offeror or any of their affiliates or assigns, the dealer manager, the exchange agent, the information agent or any other person will be under any duty to give any notification of any defect or irregularity in tenders or to waive any such defect or irregularity or incur any liability for failure to give any such notification or waiver.

A tender of S1 Shares pursuant to any of the procedures described above will constitute the tendering S1 stockholder’s acceptance of the terms and conditions of the Exchange Offer, as well as the tendering S1 stockholder’s representation and warranty to Offeror that (1) such S1 stockholder owns the tendered S1 Shares (and any and all other S1 Shares or other securities issued or issuable in respect of such S1 Shares), (2) such S1 stockholder has the full power and authority to tender, sell, assign and transfer the tendered S1 Shares (and any and all other S1 Shares or other securities issued or issuable in respect of such S1 Shares) and (3) when the same are accepted for exchange, Offeror will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

The acceptance for exchange by Offeror of S1 Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering S1 stockholder and Offeror upon the terms and subject to the conditions of the Exchange Offer, including with respect to the release and discharge from certain claims as described in the letter of election and transmittal.

Appointment as Proxy; Other Agreements.  By executing the letter of election and transmittal, or through delivery of an Agent’s Message, as set forth above, a tendering S1 stockholder irrevocably appoints designees of Offeror as such S1 stockholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in such letter of election and transmittal, to the full extent of such S1 stockholder’s rights with respect to the S1 Shares tendered by such S1 stockholder and accepted for exchange by Offeror (and with respect to any and all other S1 Shares or other securities issued or issuable in respect of such S1 Shares on or after the date of this prospectus/offer to exchange). All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered S1 Shares (and such other S1 Shares and securities). Such appointment will be effective when, and only to the extent that, Offeror accepts such S1 Shares for exchange. Upon appointment, all prior powers of attorney and proxies given by such S1 stockholder with respect to such S1 Shares (and such other S1 Shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such S1 stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Offeror will, with respect to the S1 Shares (and such other S1 Shares and securities) for which the appointment is effective, be empowered to exercise all voting, consent and other rights of such S1 stockholder as they in their discretion may deem proper at any annual or special meeting of S1 stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Offeror reserves the right to require that, in order for S1 Shares to be deemed validly tendered, immediately upon Offeror’s acceptance of S1 Shares for exchange, ACI must be able to exercise full voting, consent and other rights with respect to such S1 Shares (and such other S1 Shares and securities).

The foregoing proxies are effective only upon acceptance for exchange of S1 Shares tendered pursuant to the Exchange Offer. The Exchange Offer does not constitute a solicitation of proxies (absent an exchange of S1 Shares) for any meeting of S1 stockholders, which will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the SEC. ACI reserves the right to solicit proxies or consents against the Proposed Fundtech Merger or to cause the S1 Board to be reconstituted with independents proposed by ACI independently of or in connection with the Exchange Offer.

Backup Withholding.  Under the “backup withholding” provisions of federal income tax law, the exchange agent may be required to withhold (currently at a rate of 28%) on any cash payments pursuant to the Exchange Offer or the Second-Step Merger. In order to prevent backup withholding with respect to payments to certain S1 stockholders for S1 Shares sold pursuant to the Exchange Offer or exchanged pursuant to the Second-Step Merger, each such S1 stockholder must timely provide the exchange agent with such S1 stockholder’s correct taxpayer identification number (the “TIN”) and certify that such stockholder is not subject to backup withholding by completing the substitute Form W-9 in the letter of election and transmittal, or otherwise establish an exemption. Certain S1 stockholders (including, among others, all corporations and certain non-U.S. individuals and entities) are not subject to backup withholding. If an S1 stockholder does not provide timely its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment of cash to the S1 stockholder pursuant to the Exchange Offer or the Second-Step Merger may be subject to backup withholding. All S1 stockholders surrendering S1 Shares pursuant to the Exchange Offer or the Second-Step Merger that are U.S. persons for federal income tax purposes should complete and sign the substitute Form W-9 included in the letter of election and transmittal to provide the information necessary to avoid backup withholding. Non-U.S. S1 stockholders should complete and sign an applicable Form W-8 (a copy of which may be obtained from the exchange agent) in order to avoid backup withholding.

Withdrawal Rights

Tenders of S1 Shares made pursuant to the Exchange Offer are irrevocable except that such S1 Shares may be withdrawn at any time prior to the Expiration Time and, if Offeror has not accepted your S1 Shares for exchange by the Expiration Time, at any time following 60 days from commencement of the Exchange Offer. If Offeror elects to extend the Exchange Offer, is delayed in its acceptance for exchange of S1 Shares or is unable to accept S1 Shares for exchange pursuant to the Exchange Offer for any reason, then, without prejudice to ACI’s or Offeror’s rights under the Exchange Offer, the exchange agent may, on behalf of Offeror, retain tendered S1 Shares, and such S1 Shares may not be withdrawn except to the extent that tendering S1 stockholders are entitled to withdrawal rights as described in this section. Any such delay will be by an extension of the Exchange Offer to the extent required by law. If Offeror decides to include a subsequent offering period, S1 Shares tendered during the subsequent offering period may not be withdrawn. Please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Extension, Termination and Amendment.”

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at one of its addresses set forth on the back cover page of this prospectus/offer to exchange. Any such notice of withdrawal must specify the name of the person who tendered the S1 Shares to be withdrawn, the number of S1 Shares to be withdrawn and the name of the registered holder of such S1 Shares, if different from that of the person who tendered such S1 Shares. If certificates evidencing S1 Shares to be withdrawn have been delivered or otherwise identified to the exchange agent, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the exchange agent and, unless such S1 Shares have been tendered by or for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If S1 Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the section of this prospectus/offer to exchange titled “The Exchange Offer — Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn S1 Shares.

Withdrawals of S1 Shares may not be rescinded. Any S1 Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Exchange Offer. However, withdrawn S1 Shares may be re-tendered at any time prior to the Expiration Time (or during the subsequent offering period, if one is provided) by following one of the procedures described in the section of this prospectus/offer to exchange titled “The Exchange Offer — Procedure for Tendering” (except S1 Shares may not be re-tendered using the procedures for guaranteed delivery during any subsequent offering period).

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Offeror, in its discretion, whose determination will be final and binding to the fullest extent permitted by law. None of ACI, Offeror or any of their respective affiliates or assigns, the dealer manager, the exchange agent, the information agent or any other person will be under any duty to give any notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

Announcement of Results of the Exchange Offer

ACI will announce the final results of the Exchange Offer, including whether all of the conditions to the Exchange Offer have been fulfilled or waived and whether Offeror will accept the tendered S1 Shares for exchange after the Expiration Time. The announcement will be made by a press release.

Ownership of ACI After the Exchange Offer

Based on ACI’s and S1’s respective capitalizations as of September 14, 2011 and assuming ACI issues 5.9 million ACI Shares pursuant to the Exchange Offer and the Second-Step Merger, former S1 stockholders would own, in the aggregate, approximately 14.5% of the aggregate ACI Shares on a fully diluted basis.

Certain Material Federal Income Tax Consequences

The following is a general summary of the material United States Federal income tax consequences to S1 stockholders that exchange S1 Shares for ACI Shares and/or cash pursuant to the Exchange Offer and the Second-Step Merger. This discussion is based on provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States Federal income taxation that may be applicable to S1 stockholders in light of their particular circumstances or to S1 stockholders subject to special treatment under United States Federal income tax law including, without limitation:

•	partnerships;

•	foreign persons;

•	certain financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	dealers in securities;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	certain U.S. expatriates;

•	persons that hold S1 Shares as part of a straddle, hedge, conversion transaction or other integrated investment;

•	S1 stockholders whose functional currency is not the United States dollar; and

•	S1 stockholders who acquired S1 Shares through the exercise of employee stock options or otherwise as compensation.

This discussion is limited to S1 stockholders that hold their S1 Shares as capital assets and does not consider the tax treatment of S1 stockholders that hold S1 Shares through a partnership or other pass-through entity. Furthermore, this summary does not discuss any aspect of state, local or foreign taxation.

Treatment as a reorganization.  Although it is not currently clear, it is possible that the Exchange Offer and the Second-Step Merger may be treated as component parts of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In order to be so treated, certain facts relating to the Exchange Offer and the Second-Step Merger must exist, including, among others, that:

(1) the value of the ACI Shares issued to S1 stockholders pursuant to the Exchange Offer and the Second-Step Merger as a percentage of the total consideration furnished to S1 stockholders in connection with the Exchange Offer and the Second-Step Merger (including cash paid to dissenters, if any) satisfies the continuity of stockholder interest requirement for corporate reorganizations, which will generally be satisfied if the percentage is 40 or more, taking into account any acquisitions by ACI, Offeror or any party related to ACI or Offeror, in connection with the Exchange Offer and the Second-Step Merger, of ACI Shares issued to S1 stockholders. Depending upon the facts, the applicable percentage may be determined using the value of ACI Shares on the date of announcement of the Exchange Offer or at certain other times, but not later than as of the closing date of the transaction. If market prices for ACI Shares upon consummation of the Exchange Offer are less than $38.75, the Stock Consideration would represent less than 40% of the total value of the Exchange Offer consideration. You are urged to obtain current trading price information prior to making any decision with respect to the Exchange Offer;

(2) ACI will continue S1’s historic business or will use a significant portion of S1’s historic business assets in a business;

(3) ACI will acquire substantially all of S1’s assets pursuant to the Exchange Offer and the Second-Step Merger; and

(4) the Exchange Offer and the Second-Step Merger will be consummated in accordance with the terms of this prospectus/offer to exchange.

We will not seek a ruling from the IRS with regard to the transactions. Accordingly, there can be no certainty that the IRS will not challenge the conclusions described below or that a court would not sustain such a challenge.

If the Exchange Offer and the Second-Step Merger are properly treated as part of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the following are the material federal income tax consequences of the exchange of S1 Shares for cash and/or ACI Shares pursuant to the Exchange Offer and/or the Second-Step Merger:

•	An S1 stockholder that receives solely cash in exchange for its S1 Shares will generally recognize capital gain or loss equal to the difference, if any, between the amount of cash received and the adjusted tax basis of the S1 Shares. Such gain or loss will be long-term capital gain or loss if the S1 stockholder’s holding period for the S1 Shares exchanged is greater than one year on the date of the exchange.

•	An S1 stockholder that receives solely ACI Shares (or stock and cash in lieu of fractional ACI Shares) in exchange for its S1 Shares will not recognize gain or loss on the exchange except with respect to the cash received in lieu of fractional ACI Shares, which will be treated as described below.

•	An S1 stockholder that receives ACI Shares and cash in exchange for its S1 Shares will recognize gain equal to the lesser of: (i) the excess, if any, of the sum of the fair market value of the ACI Shares and the amount of cash received over the adjusted tax basis of the S1 Shares, or (ii) the amount of cash received (excluding cash received in lieu of fractional ACI Shares, which will be treated as described below).

•	Such recognized gain will constitute capital gain, unless the receipt of the cash has the effect of a distribution of a dividend as discussed below; in which case such recognized gain will be treated as ordinary dividend income to the extent of the S1 stockholder’s ratable share of ACI’s accumulated earnings and profits.

•	Any capital gain recognized will constitute long-term capital gain if the S1 stockholder’s holding period for the S1 Shares exchanged is greater than one year as of the date of the exchange.

•	An S1 stockholder that receives ACI Shares and cash will recognize no loss on the exchange (except, possibly, in connection with cash received in lieu of fractional ACI Shares, as discussed below).

•	The aggregate tax basis of the ACI Shares received by an S1 stockholder, including for this purpose any fractional ACI Share for which cash is received, in exchange for S1 Shares will be the same as the aggregate tax basis of the S1 Shares surrendered in exchange therefor, decreased by the amount of any cash received (excluding any cash received in lieu of fractional ACI Shares) and increased by the amount of any gain recognized.

•	The holding period of ACI Shares received in exchange for S1 Shares will include the holding period of the S1 Shares surrendered in exchange therefor.

Possible treatment of cash as a dividend.  In general, the determination of whether the gain recognized by an S1 stockholder will be treated as capital gain or ordinary dividend income distribution will depend upon whether and to what extent the exchange reduces the S1 stockholder’s deemed percentage stock ownership interest in ACI. For purposes of this determination, an S1 stockholder will be treated as if such S1 stockholder first exchanged all of such S1 stockholder’s S1 Shares solely for ACI Shares and then Offeror immediately redeemed a portion of such ACI Shares in exchange for the cash that the S1 stockholder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if, with respect to the S1 stockholder, the deemed redemption is (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In general, the deemed redemption will be “substantially disproportionate” with respect to an S1 stockholder if the percentage described in (ii) below is less than 80% of the percentage described in (i) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to an S1 stockholder will depend on the S1 stockholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in such S1 stockholder’s deemed percentage stock ownership of ACI Shares. In general, that determination requires a comparison of (i) the percentage of the outstanding voting stock of ACI that such S1 stockholder is deemed actually and constructively to have owned immediately before the deemed redemption by Offeror and (ii) the percentage of the outstanding voting stock of ACI actually and constructively owned by such stockholder immediately after the deemed redemption by Offeror. In applying the foregoing tests, a stockholder may be deemed to own stock that is owned by other persons in addition to stock actually owned. Because the constructive ownership rules are complex, each stockholder should consult its own tax advisor as to the applicability of these rules. The Internal Revenue Service has ruled that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and that exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if such stockholder has any reduction in such stockholder’s percentage stock ownership.

Cash received in lieu of fractional shares.  Cash received in lieu of a fractional ACI Share will be treated as received in redemption of such fractional share interest, and an S1 stockholder likely will recognize capital gain or loss on the deemed redemption measured by the difference between the amount of cash received and the portion of the basis of the ACI Shares allocable to such fractional interest, although it is possible that the deemed redemption payment could be treated as a dividend, as described above. Such capital gain or loss will be long-term capital gain or loss if the S1 stockholder’s holding period in the S1 Shares exchanged was greater than one year as of the date of the exchange.

Failure of the Exchange Offer to be treated as part of an integrated transaction.

Treatment of stockholders who tender their shares pursuant to the Exchange Offer.  If, contrary to expectations, the Exchange Offer and the Second-Step Merger are not treated as a single integrated transaction or if the Exchange Offer is completed but the Second-Step Merger does not occur, the Exchange Offer would fail to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Accordingly:

•	An S1 stockholder that receives ACI Shares and/or cash in exchange for its S1 Shares pursuant to the Exchange Offer will recognize gain or loss equal difference between the sum of the fair market value of the ACI Shares and the amount of cash received and such stockholder’s adjusted tax basis in the S1 Shares exchanged therefor.

•	Such recognized gain will constitute capital gain or loss, and will constitute long-term capital gain or loss if the S1 stockholder’s holding period for the S1 Shares exchanged is greater than one year as of the date of the exchange.

•	The basis of any ACI Shares received will be equal to their fair market value on the date of the exchange, and their holding period will begin on the day following the date of the exchange.

Treatment of stockholders who exchange their shares pursuant to the Second-Step Merger.  If the Exchange Offer and the Second-Step Merger are both consummated but are not treated as part of an integrated transaction, the treatment described above in “Treatment as a reorganization” would likely apply to S1 stockholders who exchange their shares pursuant to the Second-Step Merger.

Treatment of the Exchange Offer and Second-Step Merger as part of an integrated transaction that does not quality as a reorganization.

If the Exchange Offer and the Second-Step Merger are treated as a single integrated transaction that does not qualify as a reorganization, the treatment described above in “Failure of the Exchange Offer to be treated as an integrated transaction” would likely apply to S1 stockholders who exchange their shares pursuant to the Exchange Offer and the Second-Step Merger.

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE SECOND-STEP MERGER. S1 STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE SECOND-STEP MERGER TO THEM.

Purpose and Structure of the Exchange Offer

The Exchange Offer is intended to allow ACI, through Offeror, to acquire all of the issued and outstanding S1 Shares. We intend to, promptly after completion of the Exchange Offer, consummate the Second-Step Merger of S1 with a wholly owned subsidiary of ACI pursuant to the DGCL. The purpose of the Second-Step Merger is for ACI, through Offeror, to acquire all outstanding S1 Shares that are not acquired in the Exchange Offer. In this Second-Step Merger, each remaining S1 Share (other than shares held in treasury by S1 and other than shares held by S1 stockholders who properly exercise applicable dissenters’ rights under Delaware law) will be cancelled and exchanged for the Proration Amount of Cash and Stock Consideration. After this Second-Step Merger, ACI will own all of the issued and outstanding S1 Shares. Please see the sections of this prospectus/offer to exchange titled “The Exchange Offer — Purpose and Structure of the Exchange Offer”; “The Exchange Offer — Second-Step Merger”; and “The Exchange Offer — Plans for S1.”

Subject to applicable law, Offeror reserves the right to amend the Exchange Offer (including by amending the number of S1 Shares to be exchanged or the Exchange Offer consideration to be offered in the Second-Step Merger or the structure of the Second-Step Merger), including upon entering into merger agreement with S1 not involving an exchange offer, in which event we would terminate the Exchange Offer and the S1 Shares would, upon consummation of such acquisition, be exchanged for the consideration in the related merger agreement.

Second-Step Merger

Under the DGCL, if ACI, through Offeror, acquires, pursuant to the Exchange Offer or otherwise, at least 90% of the S1 Shares, Offeror will be able to effect the Second-Step Merger as a “short form” merger without approval of the S1 Board or a vote of the remaining S1 stockholders. In such event, ACI intends to take all necessary and appropriate action to cause the Second-Step Merger to become effective as promptly as reasonably practicable after such acquisition, without a meeting of S1 stockholders.

If Offeror does not acquire at least 90% of the outstanding S1 Shares pursuant to the Exchange Offer or otherwise and a vote of S1 stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Second-Step Merger and S1 stockholders would be provided proxy solicitation materials at the appropriate time. In such event, the Second-Step Merger would require the approval of the S1 Board and the holders of a majority of the outstanding S1 Shares. However, ACI would, subject to approval of the S1 Board, have sufficient voting power to approve the Second-Step Merger without the affirmative vote of any other S1 stockholder.

If Offeror does not acquire at least 85% of the outstanding S1 Shares pursuant to the Exchange Offer or otherwise and the Delaware 203 Condition is not satisfied, the Second-Step Merger would require the approval of two-thirds of the S1 Shares not held by ACI and its affiliates.

The exact timing and details of the Second-Step Merger or any other merger or other business combination involving S1 will necessarily depend upon a variety of factors, including the number of S1 Shares Offeror acquires pursuant to the Exchange Offer. Although ACI currently intends to propose the Second-Step Merger generally on the terms described herein, it is possible that, as a result of substantial delays in its ability to effect such a transaction, actions ACI may take in response to the Exchange Offer, information ACI obtains hereafter, changes in general economic or market conditions or in the business of S1 or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. ACI reserves the right not to propose the Second-Step Merger or any other merger or other business combination with S1 or to propose such a transaction on terms other than those described above.

Appraisal/Dissenters’ Rights

S1 stockholders do not have appraisal rights in connection with the Exchange Offer. However, upon consummation of the Second-Step Merger, S1 stockholders who have not tendered their S1 Shares in the Exchange Offer and who, if a stockholder vote is required, vote against approval of the Second-Step Merger will have rights under Delaware law to dissent from the Second-Step Merger and demand appraisal of their S1 Shares. S1 stockholders at the time of a “short form” merger under Delaware law would also be entitled to exercise dissenters’ rights pursuant to such a “short form” merger. Stockholders who perfect dissenters’ rights by complying with the procedures set forth in Section 262 of the DGCL will be entitled to receive a cash payment equal to the “fair value” of their S1 Shares, as determined by a Delaware court. Because appraisal rights are not available in connection with the Exchange Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the S1 Shares could be based upon considerations other than or in addition to the consideration paid in the Exchange Offer and the market value of the S1 Shares. S1 stockholders should recognize that the value so determined could be higher or lower than, or the same as, the consideration per share paid pursuant to the Exchange Offer or the consideration paid in such a merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the S1 Shares is less than the consideration paid in the Exchange Offer.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. BECAUSE OF THE COMPLEXITY OF DELAWARE LAW RELATING TO APPRAISAL RIGHTS, WE ENCOURAGE YOU TO SEEK THE ADVICE OF YOUR OWN LEGAL COUNSEL. THE FOREGOING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL. IN PARTICULAR, THE DESCRIPTION OF SECTION 262 ABOVE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH SECTION.

Plans for S1

On July 26, 2011, ACI publicly announced the Original ACI Merger Proposal to combine the businesses of ACI and S1 through a merger transaction in which ACI would acquire all of the issued and outstanding S1 Shares in a cash and stock transaction valued at $9.50 per S1 Share, assuming full proration. On August 2, 2011, S1 announced that the S1 Board had rejected the Original ACI Merger Proposal. On August 25, 2011,

ACI publicly announced the Enhanced ACI Merger Proposal increasing the cash consideration payable under the Original ACI Merger Proposal by $0.50 per S1 Share, assuming full proration. ACI would prefer to acquire S1 in a merger transaction of the type contemplated by the Enhanced ACI Merger Proposal. However, in light of the S1 Board’s rejection of the Original ACI Merger Proposal, ACI is making the Exchange Offer directly to S1 stockholders on the terms and conditions set forth in this prospectus/offer to exchange as an alternative to the Enhanced ACI Merger Proposal. On September 13, 2011, S1 filed a Solicitation/Recommendation Statement on Schedule 14D-9, reporting that the S1 Board has determined to unanimously recommend that S1 stockholders reject the Exchange Offer and not tender their S1 Shares to us.

If the Exchange Offer is completed and ACI, through Offeror, acquires a majority of the outstanding S1 Shares, subject to applicable law, ACI currently expects to seek to replace the existing S1 Board or increase the size of the S1 Board and elect ACI nominees who would in the aggregate constitute a majority of the members of the S1 Board. See Appendix A to this prospectus/offer exchange for information as to the individuals, all of whom are currently directors or officers of ACI, that ACI currently expects it would propose to elect to the S1 Board. In the event that Offeror accepts S1 Shares for exchange in the Exchange Offer, ACI intends to acquire any additional outstanding S1 Shares pursuant to the Second-Step Merger, although ACI also reserves the right, subject to applicable law, to acquire S1 Shares pursuant to other means, including open market purchases and privately negotiated transactions. ACI reserves the right, subject to applicable law, to commence a consent solicitation or take other action prior to or after the Expiration Time of the Exchange Offer to seek to change the composition of the S1 Board. ACI’s director nominees pursuant to such consent solicitation, if it occurs, may include persons other than those identified on Appendix A. Any such consent solicitation will be made only pursuant to separate consent solicitation materials filed with and in accordance with the requirements of the rules and regulations of the SEC.

For more details regarding the reasons for the Exchange Offer, please see the section of this prospectus/offer to exchange titled “The Proposed Acquisition, Background and Reasons for the Exchange Offer.”

If, and to the extent that ACI, Offeror and/or any of ACI’s subsidiaries acquires control of S1 or otherwise obtains access to the books and records of S1, ACI intends to conduct a detailed review of S1’s business, operations, capitalization and management and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. ACI intends to eliminate S1’s public company infrastructure and restructure the combined company’s legal entity organization, including restructuring S1’s non-U.S. subsidiaries. In addition, it is expected that, initially following the Second-Step Merger, the business and operations of S1 will, except as set forth in this prospectus/offer to exchange, be continued substantially as they are currently being conducted, but ACI expressly reserves the right to make any changes that it deems necessary, appropriate or convenient to optimize potential in conjunction with ACI’s businesses and ACI’s review or in light of future developments. Such changes could include, among other things, changes in S1’s business, corporate and legal structure, assets, properties, marketing strategies, capitalization, management, personnel or dividend policy and changes to S1’s restated certificate of incorporation and its amended and restated by-laws.

Except as indicated in this prospectus/offer to exchange or as announced in the Enhanced ACI Merger Proposal, neither ACI nor any of ACI’s subsidiaries has any current plans or proposals that relate to or would result in (1) any extraordinary transaction, such as a merger, reorganization or liquidation of S1 or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of S1 or any of its subsidiaries, (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of S1 or any of its subsidiaries, (4) any change in the current board of directors or management of S1 or any change to any material term of the employment contract of any executive officer of S1, (5) any other material change in S1’s corporate structure or business, (6) any class of equity security of S1 being delisted from a national stock exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, or (7) any class of equity securities of S1 becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Effect of the Exchange Offer on the Market for S1 Shares; NASDAQ Listing; Registration Under the Securities Exchange Act of 1934; Margin Regulations

Effect of the Exchange Offer on the Market for the S1 Shares

In the event that not all S1 Shares are tendered in the Exchange Offer and Offeror accepts for exchange those S1 Shares tendered into the Exchange Offer, the number of S1 stockholders and the number of S1 Shares held by individual holders will be greatly reduced. As a result, Offeror’s acceptance of S1 Shares for exchange in the Exchange Offer could adversely affect the liquidity and could also adversely affect the market value of the remaining S1 Shares held by the public. The extent of the public market for S1 Shares and the availability of quotations reported in the over-the-counter market depends upon the number of S1 stockholders holding S1 Shares, the aggregate market value of the S1 Shares remaining at such time, the interest of maintaining a market in the S1 Shares on the part of any securities firms and other factors. According to the S1’s Proxy Statement dated August 19, 2011, as of August 18, 2011, there were 55,519,459 S1 Shares outstanding. According to the S1 10-K, as of the close of business on February 17, 2011, there were 427 holders of record of S1 Shares, although there are a much larger number of beneficial owners.

NASDAQ Listing

S1 Shares are listed on the NASDAQ. Depending upon the number of S1 Shares exchanged pursuant to the Exchange Offer and the aggregate market value of any S1 Shares not purchased pursuant to the Exchange Offer, S1 Shares may no longer meet the standards for continued listing on the NASDAQ and may be delisted from the NASDAQ. The published guidelines of the NASDAQ indicate that it would consider delisting the S1 Shares if, among other things, (1) the number of round lot S1 stockholders falls below 400, (2) the number of publicly held S1 Shares falls below 750,000 or (3) the market value of publicly held S1 Shares falls below $5,000,000.

If, as a result of the exchange of S1 Shares pursuant to the Exchange Offer or otherwise, S1 Shares no longer meet the requirements of the NASDAQ for continued listing and the listing of S1 Shares is discontinued, the market for S1 Shares could be adversely affected. If the NASDAQ were to delist S1 Shares, it is possible that S1 Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of S1 stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in S1 Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. ACI cannot predict whether the reduction in the number of S1 Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of S1 Shares or whether it would cause future market prices to be greater or less than the consideration being offered in the Exchange Offer. If S1 Shares are not delisted prior to the Second-Step Merger, then S1 Shares will cease to be listed on the NASDAQ upon consummation of the Second-Step Merger.

Registration Under the Securities Exchange Act of 1934

S1 Shares are currently registered under the Exchange Act. This registration may be terminated upon application by S1 to the SEC if S1 Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. Termination of registration would substantially reduce the information required to be furnished by S1 to holders of S1 Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to S1. In addition, “affiliates” of S1 and persons holding “restricted securities” of S1 may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act. If registration of S1 Shares is not terminated prior to the Second-Step Merger, then the registration of S1 Shares under the Exchange Act will be terminated upon consummation of the Second-Step Merger.

Margin Regulations

S1 Shares are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Exchange Offer it is possible that S1 Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event S1 Shares would no longer be used as collateral for loans made by brokers. In addition, if registration of S1 Shares under the Exchange Act were terminated, S1 Shares would no longer constitute “margin securities.”

Conditions of the Exchange Offer

Notwithstanding any other provision of the Exchange Offer, and in addition to (and not in limitation of) Offeror’s right to extend and amend and supplement the Exchange Offer at any time, in its discretion, Offeror shall not be required to accept for exchange any S1 Shares tendered pursuant to the Exchange Offer, shall not be required to make any exchange for S1 Shares accepted for exchange, and may extend, terminate or amend or supplement the Exchange Offer, if immediately prior to the Expiration Time (or substantially concurrently therewith), in the judgment of ACI, any one or more of the following conditions shall not have been satisfied:

Minimum Tender Condition

S1 stockholders shall have validly tendered and not withdrawn prior to the Expiration Time at least that number of S1 Shares that, when added to the S1 Shares then owned by ACI, Offeror or any of ACI’s other subsidiaries, shall constitute a majority of the then-outstanding number of S1 Shares on a fully diluted basis.

Fundtech Merger Agreement Condition

S1 stockholders shall have voted against the issuance of S1 Shares pursuant to the Fundtech Merger Agreement at a duly convened meeting of S1 stockholders, and the Fundtech Merger Agreement shall have been validly terminated and ACI shall reasonably believe that S1 has no liability, and Fundtech shall not have asserted any claim of liability or breach against S1 in connection with the Fundtech Merger Agreement, other than with respect to the possible payment of the Fundtech termination fee.

Registration Statement Condition

The registration statement of which this prospectus/offer to exchange and the accompanying letter of election and transmittal is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and ACI shall have received all necessary state securities law or “blue sky” authorizations.

Delaware 203 Condition

The S1 Board shall have approved the acquisition of S1 Shares pursuant to the Exchange Offer and Second-Step Merger under Section 203 of the DGCL, or ACI shall be satisfied that Section 203 of the DGCL does not apply to or otherwise restrict such acquisition or the Second-Step Merger.

We note that Section 203 of the DGCL will not apply to the Second-Step Merger if Offeror acquires at least 85% of S1’s outstanding voting stock following the Exchange Offer. We also note that, as condition to Fundtech entering into the Fundtech Merger Agreement and Clal entering into a voting agreement in support of the transactions contemplated by the Fundtech Merger Agreement, the S1 Board exempted Clal, Fundtech’s largest stockholder that is expected to own 24% of the S1 Shares following the consummation of the Proposed Fundtech Merger, from the restrictions applicable to “interested stockholders” under Section 203 of the DGCL.

NASDAQ Listing Condition

The ACI Shares to be issued to S1 stockholders as a portion of the Exchange Offer consideration in exchange for S1 Shares in the Exchange Offer and the Second-Step Merger shall have been authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

Pending Litigation Condition

There shall be no threatened or pending litigation, suit, claim, action, proceeding, hearing or investigation by or before any foreign, supranational, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (each, a “Governmental Authority”): (1) challenging or seeking to, or which, in the judgment of ACI is reasonably expected to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Exchange Offer or the provisions of this prospectus/offer to exchange and the accompanying letter of election and transmittal or, the acceptance for exchange and exchange of any or all of the S1 Shares by ACI or any other affiliate of ACI or the Second-Step Merger; or (2) seeking to, or which in the judgment of ACI is reasonably expected to, prohibit or limit the full rights of ownership of S1 Shares by ACI, Offeror or any of their affiliates, including, without limitation, the right to vote any S1 Shares acquired by ACI, through Offeror, pursuant to the Exchange Offer or otherwise on all matters properly presented to S1 stockholders, or is reasonably likely to result in a material liability imposed on S1 or ACI.

No Material Adverse Change Condition

Since December 31, 2010, there shall not have been any event, change, effect, development, condition or occurrence that, in the reasonable judgment of ACI, is materially adverse on or with respect to the business, financial condition or continuing results of operations of S1 and its subsidiaries, taken as a whole. We refer to any such event, change, effect, development, condition or occurrence as a “material adverse effect.”

S1’s payment of the $14.6 million termination fee under the Fundtech Merger Agreement will not be taken into account in determining whether this condition has been satisfied.

Conduct of Business Condition

Each of S1 and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at all times on or after December 31, 2010 and prior to the Expiration Time.

Actions publicly disclosed by S1 prior to August 29, 2011 related to the Proposed Fundtech Merger, the Original ACI Merger Proposal or the Enhanced ACI Merger Proposal will not be taken into account by ACI for purposes of this condition.

Competition Condition

Any applicable waiting period under the HSR Act, and, if applicable, any agreement with the FTC or the Antitrust Division not to accept S1 Shares for exchange in the Exchange Offer, shall have expired or shall have been terminated prior to the Expiration Time.

Other Regulatory Approvals Condition

Any clearance, approval, permit, authorization, waiver, determination, favorable review or consent of any Governmental Authority, other than the Competition Condition, shall have been obtained and such approvals shall be in full force and effect, or any applicable waiting periods for such clearances or approvals shall have expired.

Other Conditions

Additionally, Offeror shall not be required to accept for exchange any S1 Shares tendered pursuant to the Exchange Offer, shall not be required to make any exchange for S1 Shares accepted for exchange, and may extend, terminate or amend the Exchange Offer, if at any time on or after the date of this prospectus/offer to exchange and prior to the Expiration Time any of the following events or facts shall have occurred:

(a) there shall be in effect any order or injunction or any action taken, or any law or statute enacted, entered, enforced or deemed applicable to the Exchange Offer, the Second-Step Merger or the other transactions contemplated by this prospectus/offer to exchange by any Governmental Authority which imposes any term, condition, obligation or restriction upon ACI, S1 or any of their respective subsidiaries that would, in the reasonable judgment of ACI, individually or the aggregate, reasonably be expected to (1) have a material adverse effect (assuming all references to S1 in the definition of “material adverse effect” were instead references to ACI) on ACI, Offeror and ACI’s other subsidiaries (assuming the consummation of the acquisition of S1 Shares in the Exchange Offer and the Second-Step Merger) on a consolidated basis after the consummation of the Exchange Offer and the Second-Step Merger or (2) directly or indirectly (i) delay or otherwise restrain, impede or prohibit the Exchange Offer or the Second-Step Merger or (ii) prohibit or limit the full rights of ownership of S1 Shares by ACI, Offeror or any of their affiliates, including, without limitation, the right to vote any S1 Shares acquired by ACI, through Offeror, pursuant to the Exchange Offer or otherwise on all matters properly presented to S1 stockholders;

(b) S1 or any of its subsidiaries has (1) permitted the issuance or sale of any shares of any class of share capital or other securities of any subsidiary of S1 (other than S1 Shares issued pursuant to, and in accordance with, the terms in effect on the date of this prospectus/offer to exchange of employee stock options, stock units or other similar awards outstanding prior to the date of this prospectus/offer to exchange), (2) declared, paid or proposed to declare or pay any dividend or other distribution, including in connection with the adoption of a stockholders rights plan (or similar plan) which has not otherwise been terminated or rendered inapplicable to the Exchange Offer and the Second-Step Merger prior to the Expiration Time, or (3) amended, or authorized or proposed any amendment to, its restated certificate of incorporation or amended and restated by-laws (or other similar constituent documents) or ACI becomes aware that S1 or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its restated certificate of incorporation or amended and restated by-laws (or other similar constituent documents) in a manner that, in the reasonable judgment of ACI, is reasonably likely to, directly or indirectly, (i) delay or otherwise restrain, impede or prohibit the Exchange Offer or the Second-Step Merger or (ii) prohibit or limit the full rights of ownership of S1 Shares by ACI, Offeror or any of their affiliates, including, without limitation, the right to vote any S1 Shares acquired by ACI, through Offeror, pursuant to the Exchange Offer or otherwise on all matters properly presented to S1 stockholders;

(c) ACI or any of its affiliates enters into a definitive agreement or announces an agreement in principle with S1 providing for a merger or other business combination or transaction with or involving S1 or any of its subsidiaries, or the purchase or exchange of securities or assets of S1 or any of its subsidiaries, or ACI and S1 reach any other agreement or understanding, in either case, pursuant to which it is agreed or provided that the Exchange Offer will be terminated;

(d) S1 or any of its subsidiaries has (1) granted to any person proposing a merger or other business combination with or involving S1 or any of its subsidiaries or the purchase or exchange of securities or assets of S1 or any of its subsidiaries any type of option, warrant or right which, in ACI’s judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any S1 Shares or other securities, assets or businesses of S1 or any of its subsidiaries), (2) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange (other than to Fundtech, an amount not to exceed the Fundtech termination fee), or (3) amended the Fundtech Merger Agreement in any respect that alters S1’s rights or obligations upon termination of the Fundtech Merger Agreement (other than a reduction of the Fundtech termination fee); or

(e) S1 stockholders have adopted the proposed Fundtech Merger Agreement or there has been a business combination consummated between S1 and Fundtech,

which in the reasonable judgment of ACI in any such case, and regardless of the circumstances giving rise to any such condition (other than any event or circumstance giving rise to the triggering of a condition within the control of ACI), makes it inadvisable to proceed with the Exchange Offer and/or with acceptance for exchange or exchange of S1 Shares.

The foregoing conditions are for the sole benefit of ACI and may be asserted by ACI regardless of the circumstances giving rise to any such condition (other than any event or circumstance giving rise to the triggering of a condition within the control of ACI) or, other than the conditions described under the subheadings “Registration Statement Condition,” “NASDAQ Listing Condition,” and “Competition Condition,” above, which we refer to collectively as the “unwaivable conditions,” may be waived by ACI in whole or in part at any time and from time to time prior to the Expiration Time in its discretion. To the extent ACI waives a condition set forth in this section with respect to one tender, ACI will waive that condition with respect to all other tenders. We expressly reserve the right to waive any of the conditions to the Exchange Offer, other than the unwaivable conditions, and to make any change in the terms of or conditions to the Exchange Offer. The failure by ACI at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the Expiration Time. Any determination by ACI concerning any condition or event described in this prospectus/offer to exchange and the accompanying letter of election and transmittal shall be final and binding on all parties to the fullest extent permitted by applicable law.

Dividends and Distributions

If, on or after the date of this prospectus/offer to exchange, S1:

•	splits, combines or otherwise changes the S1 Shares or its capitalization;

•	acquires or otherwise causes a reduction in the number of outstanding S1 Shares; or

•	issues or sells any additional S1 Shares (other than S1 Shares issued pursuant to, and in accordance with, the terms in effect on the date of this prospectus/offer to exchange of employee stock options, stock units or other similar awards outstanding prior to the date of this prospectus/offer to exchange), shares of any other class or series of capital stock of S1 (including preferred stock) or any options, warrants, convertible securities or other rights of any kind to acquire any of the foregoing, or any other ownership interest (including, without limitation, any phantom interest), of S1:

then, without prejudice to ACI’s rights under the section of this prospectus/offer to exchange titled “Conditions of the Exchange Offer,” ACI may make such adjustments to the Exchange Offer consideration and other terms of the Exchange Offer and the Second-Step Merger (including the number and type of securities to be exchanged) as it deems appropriate to reflect such split, combination or other change.

If, on or after the date of this prospectus/offer to exchange, S1 declares, sets aside, makes or pays any dividend on the S1 Shares or makes any other distribution (including the issuance of additional share capital pursuant to a share dividend or share split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to S1 Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of ACI or its nominee or transferee on S1’s stock transfer records of the S1 Shares exchanged pursuant to the Exchange Offer, then, without prejudice to ACI’s rights under “The Exchange Offer — Extension, Termination and Amendment” and “The Exchange Offer — Conditions of the Exchange Offer”:

•	the aggregate consideration per S1 Share payable by Offeror pursuant to the Exchange Offer will be reduced to the extent any such dividend or distribution is payable in cash; and

•	the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (1) be received and held by the tendering S1 stockholders for the account of Offeror and will be required to be promptly remitted and transferred by each tendering S1 stockholder to the exchange agent for the account of Offeror, accompanied by appropriate documentation of transfer or (2) at the direction of ACI, be exercised for the benefit of ACI, in which case the proceeds of such exercise will promptly be remitted to ACI.

Pending such remittance and subject to applicable law, ACI, through Offeror, will be entitled to all the rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire Exchange Offer consideration or deduct from the Exchange Offer consideration the amount or value thereof, as determined by ACI in its discretion.

Source and Amount of Funds

ACI estimates that the aggregate consideration to be paid to S1 stockholders in connection with the Exchange Offer and Second-Step Merger will consist of $344.2 million in cash (less applicable withholding taxes and without interest) and that number of ACI Shares determined in accordance with the exchange ratio. In addition, S1 stockholders will receive cash in lieu of any fractional ACI Shares to which they may be entitled.

No other plans or arrangements have been made to finance or repay such financing after the consummation of the Exchange Offer and the Second-Step Merger. No alternative financing arrangements or alternative financing plans have been made in the event such financings fail to materialize at this time; however, in the event we pursue alternative financing, we will amend this prospectus/offer to exchange to describe such alternative financing.

Amount of Cash Required

ACI estimates that the total amount of cash required to complete the transactions contemplated by the Exchange Offer and the Second-Step Merger will be approximately $400 million, which estimated total amount includes:

•	payment of the cash portion of the Exchange Offer consideration required to acquire all of the S1 Shares pursuant to the Exchange Offer and the Second-Step Merger (including the cash payments due in lieu of the issuance of fractional ACI Shares);

•	any cash that may be required to be paid in respect of dissenters’ or appraisal rights; and

•	payment of any fees, expenses and other related amounts incurred in connection with the Exchange Offer and Second-Step Merger.

We expect to have sufficient funds to complete the transactions contemplated by the Exchange Offer and the Second-Step Merger and to pay fees, expenses and other related amounts through a combination of (1) ACI’s and S1’s cash on hand and (2) borrowings under the proposed commitments described below.

The estimated amount of cash required is based on ACI’s due diligence review of S1’s publicly available information to date and is subject to change. For a further discussion of the risks relating to ACI’s limited due diligence review, see the section of this prospectus/offer to exchange titled “Risk Factors — Risk Factors Relating to the Exchange Offer and the Second-Step Merger.”

Commitments

We have obtained commitments from Wells Fargo to arrange, and Wells Fargo Bank to provide, subject to certain conditions, senior bank financing consisting of up to $450 million under a proposed new secured credit facility, comprised of a $200 million senior secured term loan (the “Term Facility”) and a $250 million senior secured revolving credit facility (the “Revolving Facility” and, together with the Term Facility, the “Facility”) for financing a portion of the cash component of the consideration to be paid to S1 stockholders in connection with the Exchange Offer. ACI plans to fund the remaining cash portion of the cash component of the consideration to be paid to S1 stockholders in connection with the Exchange Offer through the cash on ACI’s balance sheet (the “Cash Contribution”), provided that the Cash Contribution shall be deemed to be reduced by the amount of cash on the balance sheet of ACI used by ACI prior to the Expiration Time solely for purposes of acquiring outstanding capital stock of S1. Additionally, ACI will have the right, but not the obligation, to increase the amount of the Facility by incurring an incremental term loan facility or increasing the Revolving Facility in an aggregate principal amount not to exceed $75 million, subject to certain conditions and under terms to be determined.

Interest; Letter of Credit Fees; Unused Commitment Fees

Each loan made under the Facility will bear interest at an Adjusted LIBOR Rate or Alternate Base Rate (as contemplated by the commitment letter relating to the Facility) plus the margin described in the chart below. Interest periods on Adjusted LIBOR Rate-based loans may be one, two, three or six months, at ACI’s option. In the case of Adjusted LIBOR Rate-based loans, interest will accrue on the basis of a 360-day year, and will be payable on the last day of each relevant interest period and, for any interest period longer than three months, on each successive date three months after the first day of such interest period. Interest will accrue on Alternate Base Rate-based loans on the basis of a 365/366-day year (or 360-day year if based on the Adjusted LIBOR Rate) and shall be payable quarterly in arrears.

Unused loan commitments will be subject to an unused commitment fee, as described in the chart below.

Category	Leverage Ratio	Commitment Fee Rate	Eurodollar Spread	ABR Spread

Category 1	≥3.25:1.00	0.50%	2.50%	1.50%
Category 2	≥2.75:1.00 and <3.25:1.00	0.40%	2.25%	1.25%
Category 3	≥2.00:1.00 and <2.75:1.00	0.35%	2.00%	1.00%
Category 4	≥1.00:1.00 and <2.75:1.00	0.30%	1.75%	0.75%
Category 5	<1.00:1.00	0.25%	1.50%	0.50%

Letter of Credit fees will be payable quarterly in arrears and will equal an amount equal to (x) the applicable margin in effect for Adjusted LIBOR Rate-based loans times (y) the average daily maximum aggregate amount available to be drawn under all Letters of Credit. In addition, fronting fees will be payable quarterly in arrears to the issuers of any Letters of Credit.

Conditions to Borrowing

Borrowing under the Facility will be subject to certain conditions. Set forth below is a description of certain conditions precedent to borrowing under the Facility:

•	the satisfactory negotiation, execution and delivery of definitive loan documents relating to the Facility (to be based upon and substantially consistent with the terms set forth in the commitment letter and the fee letter) in the discretion of each of the arranger and ACI;

•	the terms of the applicable acquisition documents (including the exhibits, schedules and all related documents) will be reasonably satisfactory to the arranger;

•	since December 31, 2010, there shall not have been, as determined by Wells Fargo in its reasonable discretion (1) any event, change, effect, development, condition or occurrence (a “Combined Material Adverse Event”), that is materially adverse on or with respect to the business, financial condition or continuing results of operations of ACI and its subsidiaries, taken as a whole, on a pro forma basis after giving effect to the transactions contemplated to occur on the closing date of the Facility, other than any event, change, effect, development, condition or occurrence: (a) in or generally affecting the economy or the financial, commodities or securities markets in the United States or elsewhere in the world or the industry or industries in which ACI or such subsidiaries operate generally or (b) resulting from or arising out of (i) any natural disasters or weather-related or other force majeure event or (ii) any changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, the outbreak or escalation of hostilities or acts of war, sabotage or terrorism, in each case, to the extent that such event, change, effect, development, condition or occurrence does not affect ACI and such subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the business, industries and geographic region or territory in which ACI and such subsidiaries operate, or as determined by ACI in its reasonable discretion; or (2) any event, change, effect, development, condition or occurrence that is materially adverse on or with respect to the business, financial condition or continuing results of operations of S1 and its subsidiaries, taken as a whole (an “Acquired Business Material Adverse Effect”), it being understood that the definitions of “Combined Material Adverse Effect” and “Acquired Business Material Adverse Effect” will immediately upon, or promptly following, execution of the acquisition documents, be replaced by the corresponding definitions in the acquisition documents with such modifications to such definitions as may be agreed by the parties to the Facility commitment letter; provided that Wells Fargo will have been afforded a reasonable opportunity to review and comment on, and will be reasonably satisfied with such definitions;

•	there will not exist (pro forma for the acquisition and the financing thereof) any default or event of default under any of the definitive loan documents relating to the Facility, or under any other material indebtedness of ACI or its subsidiaries;

•	the Exchange Offer shall have been completed concurrently with the funding of the Term Facility (other than in the event of a funding demand by Wells Fargo prior to the completion of the Exchange Offer), in each case, in accordance with the applicable acquisition documents without amendment or waiver (except to the extent such waiver (including any consent or discretionary determination as to the satisfaction of any condition) is not materially adverse to Wells Fargo or the lenders) or other modification of any of the terms or conditions thereof (including any change in (x) the dollar amount of the acquisition consideration constituting the acquisition cash consideration, (y) the aggregate number of shares of common stock of ACI constituting the Stock Consideration and (z) the percentage of the shares of S1 that can be exchanged for common stock of ACI or the percentage of the shares of S1 that can be exchanged for the Cash Consideration);

•	Wells Fargo Bank shall have received (1) at least five days prior to the closing date of the Facility, audited financial statements of ACI and S1 for each of the three fiscal years ended at least 45 days prior to the closing date of the Facility; (2) as soon as internal financial statements are available to S1, and in any event at least five days prior to the closing date of the Facility, unaudited financial statements for any interim period or periods of ACI and S1 ended after the date of the most recent audited financial statements and more than 45 days prior to the closing date of the Facility; (3) customary additional audited and unaudited financial statements for all recent, probable or pending acquisitions; and (4) customary pro forma financial statements, in each case meeting the requirements of Regulation S-X for Form S-1 registration statements or otherwise reasonably satisfactory to the arranger;

•	all costs, fees, expenses and other compensation then due with respect to the Facility shall have been paid and ACI shall have complied in all material respects with all of its other obligations under the commitment letter and the fee letter relating to the Facility;

•	Wells Fargo shall have received (1) legal opinions, evidence of authority, corporate records and documents from public officials, lien searches and solvency and officer’s certificates reasonably satisfactory to the arranger; (2) confirmation satisfactory to the arranger of (a) repayment using cash and cash equivalents and/or a draw on the Revolving Facility and termination of the $150,000,000 revolving credit facility under that certain Credit Agreement (the “Existing Credit Agreement”) dated as of September 29, 2006 (as it may be refinanced or replaced prior to the closing date of the Facility with a revolving credit facility arranged by Wells Fargo), and (b) termination or release of all liens or security interests relating thereto, in each case on terms satisfactory to the arranger; (3) evidence of requisite approval of the board of directors of S1 and material third party and governmental consents necessary in connection with the acquisition, the related transactions or the financing thereof; (4) possessory collateral and financing statements sufficient when properly filed to perfect liens, pledges, and mortgages on the collateral securing the Facility; (5) evidence of satisfactory commitments for title insurance and evidence of insurance; and (6) at least 10 days prior to the closing date of the Facility, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act documentation and information;

•	the Stock Consideration, together with the proceeds of the Cash Contribution (which shall have been used in full to pay the Cash Consideration or transaction costs prior to or substantially simultaneously with the initial funding of the Facility, other than in the event of a funding demand by Wells Fargo prior to the completion of the Exchange Offer) and the proceeds from the borrowings made on the closing date of the Facility, will be the sole and sufficient sources of funds to consummate the transactions contemplated to occur on such date, refinance certain existing indebtedness of ACI and its subsidiaries (including the Existing Credit Agreement) and S1 and to pay the transaction costs (and after the application of proceeds from the borrowings on the closing date of the Facility, none of ACI, its subsidiaries or S1 will have any material indebtedness for borrowed money other than the Facility);

•	accuracy of representations and warranties (1) under the Facility (subject to materiality thresholds and, in the case of S1, only with respect to the Specified Representations referred to below) and (2) made by or with respect to S1 in the acquisition documents as are material to the interest of the lenders (but only to the extent that ACI or one of its affiliates has the right to terminate its obligations under the acquisition agreement as a result of a breach of such representations in the acquisition agreement);

•	ACI will, and after completion of the Exchange Offer will use commercially reasonable efforts to cause S1 to, cooperate with Wells Fargo (1) in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of ACI and S1 and all information relating to the transactions contemplated under the Facility commitment letter deemed reasonably necessary by Wells Fargo to complete the syndication of the Facility (the “Confidential Information Memorandum”) and (2) the presentation of one or more information packages acceptable in format and content to Wells Fargo (the “Lender Presentation”) in connection with the syndication of the Facility by a date sufficient to afford Wells Fargo a period of at least 15 consecutive days (excluding traditional blackout and holiday periods in the bank market) following the general launch of the general syndication of the Facility at the primary bank meeting for prospective lenders (the “Lender Meeting”) (which shall occur on or prior to September 9, 2011) to syndicate the Facility prior to the closing date of the Facility; provided that the closing date of the Facility shall not occur prior to September 28, 2011;

•	the delivery by ACI to Wells Fargo of a Confidential Information Memorandum and a Lender Presentation on or before September 5, 2011; and

•	the Lender Meeting having occurred on or prior to September 9, 2011.

Notwithstanding any of the conditions outlined above, ACI and Wells Fargo agree that the completion of the syndication of the Facility will not constitute a condition precedent to the closing of the Facility and it is acknowledged and agreed since ACI delivered the Confidential Information Memorandum and Lender Presentation on or prior to September 5, 2011 and the Lender Meeting occurred on or prior to September 9, 2011, then, provided that the other conditions set forth in the commitment letter are satisfied, nothing in the commitment letter will impair the availability of the Facility on or after September 28, 2011.

Maturity

ACI expects that the contemplated Facility will mature on the five-year anniversary of the closing date of the Facility.

Prepayments and Repayments

The loans made under the Facility may be voluntarily repaid without premium or penalty, subject to ACI’s payment of breakage costs in connection with any Adjusted LIBOR Rate-based loans.

Subject to certain exceptions and reductions, loans made under the Term Facility (and after payment in full of the Term Facility, loans under the Revolving Facility (without a permanent reduction of commitments)) will be mandatorily prepaid with (a) 100% of the net cash proceeds of any sale or other disposition of any property or assets of ACI or any of its subsidiaries, (b) 100% of the net cash proceeds of insurance paid on account of any loss of any property or assets of ACI or any of its subsidiaries, (c) 50% of the net cash proceeds of any issuance of equity by ACI, (d) 100% of the net cash proceeds of any incurrence of indebtedness for borrowed money by ACI or any of its subsidiaries, (e) 50% of excess cash flow (to be defined in the loan documents) if the Leverage Ratio (as defined in the commitment letter relating to the Facility) is greater than 2.50:1.00, and (f) an amount equal to the balance of the proceeds held in the Escrow Account (defined below) no later than the first business day following the earlier to occur of (i) the abandonment or termination of the Exchange Offer and, to the extent entered into, either of the acquisition documents and (ii) the date that is six months after the date of the commitment letter.

Guarantee

All obligations of ACI under the Facility will be unconditionally guaranteed by each of ACI’s material existing and subsequently acquired or organized domestic direct and indirect subsidiaries, including S1 (but, excluding, to the extent necessary to comply with margin regulations, Offeror and S1 prior to the closing date of the Second-Step Merger).

Security

All obligations of ACI and any guarantor under the Facility and any interest rate and/or currency hedging obligations of ACI or any guarantor owed to the arranger, any agent or lender, or any affiliate of the arranger, any agent or lender will be secured by first priority security interests in all assets of ACI (including 100% of the capital stock of each material domestic subsidiary and 65% of the capital stock of each material first-tier foreign subsidiary of ACI and all intercompany debt, but prior to the Second-Step Merger, excluding any shares of S1 held be ACI to the extent constituting margin stock) and any guarantor (except as otherwise agreed to by Wells Fargo).

To the extent that the proceeds of the Term Facility (when taken together with the Cash Contribution) funded on the closing date of the Exchange Offer exceed 62% of the total consideration payable in accordance with the Exchange Offer documents in respect of the shares accepted in the Exchange Offer plus the associated transaction costs then due and payable, the excess proceeds of the Term Facility shall be funded directly into a blocked account of ACI held at Wells Fargo which account shall be subject to a perfected first priority security interest to secure the obligations of ACI in respect of the Facility pursuant to arrangements and documentation (including, without limitation, a control agreement) in form and substance satisfactory to Wells Fargo (the “Escrow Account”).

Representations and Warranties

The credit agreement for the Facility will contain representations and warranties by ACI (with respect to itself and its subsidiaries and, only on and after the completion of the Exchange Offer, S1) relating to: due organization; requisite power and authority; qualification; equity interests and ownership; due authorization, execution, delivery and enforceability of the loan documents; creation, perfection and priority of security interests; no conflicts; governmental consents; historical and projected financial condition; no material adverse change; no restricted junior payments; absence of material litigation; payment of taxes; title to properties; environmental matters; no defaults under material agreements; Investment Company Act and margin stock matters; ERISA and other employee matters; absence of brokers or finders fees; solvency; compliance with laws; status as senior debt; full disclosure; and PATRIOT Act and other related matters.

On the closing date of the Facility, the only representations and warranties relating to S1, its subsidiaries and business that will be a condition precedent to the initial funding of the Facility will be (1) if acquisition documents have been executed on or prior to the closing date, the representations and warranties made by or with respect to S1 in the acquisition documents as are material to the interest of the lenders (but only to the extent that ACI or one of its affiliates has the right to terminate its obligations under the acquisition agreement as a result of a breach of such representations in the acquisition agreement) and (2) representations and warranties relating to: due organization or formation, requisite power and authority; due authorization, execution, delivery and enforceability of the applicable loan documents; no conflicts with constituent documents, laws and material debt documents; solvency; the absence of material litigation affecting the financing of the acquisition; Investment Company Act and margin stock matters; PATRIOT Act and related matters; and creation, perfection and priority of the security interests granted in the proposed collateral (the representations and warranties specified in this clause (2), the “Specified Representations”).

Covenants

The loan documents will contain certain financial, affirmative and negative covenants by ACI with respect to ACI, Offeror and ACI’s other subsidiaries. Set forth below is a description of the covenants under the Facility:

•	a Minimum Fixed Charge Coverage Ratio (defined as (x) EBITDA minus Capital Expenditures divided by (y) Interest plus Scheduled Principal Payments plus Taxes) to be agreed;

•	a Maximum Leverage Ratio of (x) 3:50:1.00, prior to the closing date of the Second-Step Merger) and (y) 3.25:1.00, on or after the closing date of the Second-Step Merger, with step down to 3.00:1.00 on the first anniversary of the closing date of the Facility;

•	affirmative covenants in respect of the delivery of financial statements and other reports; maintenance of existence; payment of taxes and claims; maintenance of properties; maintenance of insurance; cooperation with syndication efforts; books and records; inspections; lender meetings; compliance with laws; environmental matters; additional collateral and guarantors (including guarantees and pledges of all assets by S1 on and after the Second-Step Merger); in the event ACI obtains corporate level and/or facility level ratings, maintenance of such rating(s); cash management and further assurances, compliance with material obligations under the acquisition documents; to the extent the Facility is funded prior to the completion of the Exchange Offer, completion of the Exchange Offer concurrently with the release of proceeds of the Facility from the Escrow Account in accordance with applicable law and the acquisition documents, without amendment or waiver or other modification of any of the terms or conditions thereof; using all commercially reasonable efforts to take or cause to be taken all corporate, stockholder and other action necessary to cause the Second-Step Merger to close as soon as practicable thereafter; including, in each case, exceptions and baskets to be mutually agreed upon by ACI and the lenders at all times on and following the completion of the Exchange Offer;

•	negative covenants in respect of limitations with respect to other indebtedness (with $250 million permitted for senior unsecured debt on terms and conditions to be determined); liens; negative pledges (provided that, for so long as the securities of S1 constitute “margin stock” within the meaning of Regulation U, the negative pledges and restrictions on liens set forth in the loan documents shall not apply to such shares to the extent the value of such shares, together with the value of all other margin stock held by ACI and its subsidiaries, exceeds 25% of the total value of all assets subject to such covenants and agreements); restricted junior payments (with $50 million permitted per year for dividends or stock repurchases plus, solely in the case of stock repurchases, an additional aggregate amount permitted from the closing date of the Second-Step Merger equal to the amount of qualified equity issued by ACI to the seller(s) of S1 in connection with the acquisition in excess of $225 million, in each case, provided (i) no event of default before or after giving effect to such restricted payment, (ii) the pro forma Leverage Ratio is <2.75:1.00 at the time of such acquisition and (iii) the Revolving Facility has pro forma unused commitments equal to or exceeding $50 million; provided further that, subject to no event of default, if pro forma Leverage Ratio is <2.00:1.00 and the Revolving Facility has pro forma unused commitments equal to or exceeding $50 million there will be no restrictions on restricted junior payments); restrictions on subsidiary distributions; investments, mergers and acquisitions (with permitted unlimited domestic acquisitions provided (i) no event of default before or after giving effect to such acquisition, (ii) pro forma Leverage Ratio <2.50:1.00 and (iii) pro forma liquidity of $50 million and with other permitted acquisitions not to exceed $75 million in a single transaction or series of related transactions provided (i) no event of default, (ii) pro forma Leverage Ratio is <2.75:1.00 at the time of such acquisition and (iii) pro forma liquidity of $50 million); and

•	sales of assets (including subsidiary interests); sales and lease-backs; capital expenditures; transactions with affiliates (with a basket for intercompany loans existing as of the closing date of the Facility plus $50 million incurred after the closing date of the Facility); conduct of business; amendments and waivers of organizational documents, junior indebtedness and other material agreements; and changes to fiscal year, including, in each case, exceptions and baskets to be mutually agreed upon by ACI and the lenders.

Notwithstanding anything to the contrary herein, prior to the closing date of the Second-Step Merger, the covenants set forth above shall be more restrictive in many respects, including, without limitation: (1) with respect to ACI and Offeror, no restricted junior payments; (2) with respect to Offeror, no investments or incurrence of any indebtedness and, except as expressly contemplated by the Commitment Letter, no activity other than as expressly required pursuant to the Exchange Offer documents; provided that there shall be no restrictions on the ability of Offeror to sell any shares so long as (a) such shares are sold for fair value and (b) the proceeds of such sale shall be held by Offeror as cash or approved cash equivalents; and (3) no amendment, waiver or other modification of any of the terms or conditions of the Second-Step Merger documents or any Exchange Offer documents (including, without limitation, changes to the percentage of the acquisition consideration constituting the Cash Consideration).

Events of Default

The loan documents for the Facility will include the following events of default (and, as appropriate, grace periods): failure to make payments when due; defaults under other agreements or instruments of indebtedness (with carve outs for cross default and cross acceleration provisions to other indebtedness that would otherwise subject the loans under the Facility to the requirements of Regulation U); certain events under hedging agreements; noncompliance with covenants; breaches of representations and warranties; bankruptcy; judgments in excess of specified amounts; ERISA; impairment of security interests in collateral; invalidity of guarantees; and “change of control” (to be defined in a mutually agreed upon manner by ACI and the lenders).

Certain Legal Matters; Regulatory Approvals

U.S. Antitrust Clearance

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The exchange of S1 Shares pursuant to the Exchange Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, ACI filed a Notification and Report Form and requested early termination of the HSR Act waiting period with respect to the Exchange Offer and the Second-Step Merger with the Antitrust Division and the FTC on July 27, 2011. ACI withdrew its initial filing on August 26, 2011, and refiled it on August 29, 2011, in order to permit the Antitrust Division to have additional time to review the filing. The 30-calendar day waiting period recommenced in connection with such refiling so that it now expires, unless terminated earlier or extended, at 11:59 p.m., Eastern Time on September 28, 2011. The Antitrust Division may extend the initial waiting period by issuing a Request for Additional Information and Documentary Material. In such an event, the statutory waiting period would extend until 30 days after ACI has substantially complied with the Request for Additional Information and Documentary Material, unless it is earlier terminated by the applicable antitrust agency. Thereafter, the waiting period can be extended only by court order or as agreed to by ACI. S1 Shares will not be accepted for exchange, or exchanged, pursuant to the Exchange Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act.

Subject to certain circumstances described in the section of this prospectus/offer to exchange titled “The Exchange Offer — Extension, Termination and Amendment,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. Please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Withdrawal Rights.”

Other Regulatory Approvals

The Exchange Offer and the Second-Step Merger will also be subject to review by antitrust, insurance and other authorities in jurisdictions outside the U.S. ACI has filed and is in the process of filing as soon as practicable all applications and notifications determined by ACI to be necessary or advisable under the laws of the respective jurisdictions for the consummation of the Exchange Offer and the Second-Step Merger.

No assurance can be given that the required consents and approvals of the applicable governmental authorities to complete the Exchange Offer and Second-Step Merger will be obtained, and, if all required consents and approvals are obtained, no assurance can be given as to the terms, conditions and timing of the consents and approvals. If ACI agrees to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any consents or approvals required to consummate the Exchange Offer, these requirements, limitations, additional costs or restrictions could adversely affect ACI’s ability to integrate the operations of ACI and S1 or reduce the anticipated benefits of the combination contemplated by the Exchange Offer and Second-Step Merger.

Please see the sections of this prospectus/offer to exchange titled “Risk Factors” and “The Exchange Offer — Conditions of the Exchange Offer.”

Section 203 of the DGCL

Under Section 203 of the DGCL, ACI may not affect the Second-Step Merger for a period of three years following the acquisition of S1 Shares in the Exchange Offer unless (1) ACI obtains the approval of the S1 Board prior to obtaining beneficial ownership of more than 15% of the S1 Shares, (2) ACI acquires beneficial ownership of at least 85% of the outstanding S1 Shares in the Exchange Offer or another transaction in which it acquires greater than 15% ownership of S1, or (3) if either the conditions set forth in clause (1) or (2) is not satisfied, the Second-Step Merger is approved by the S1 Board and the holders of at least two-thirds of the outstanding S1 Shares not owned by ACI. The completion of the Exchange Offer is subject to the Delaware 203 Condition, which means either that (1) or (2) must apply.

Section 203 could significantly delay ACI’s ability to acquire the entire equity interest in S1. Whether or not ACI will waive this condition will depend on future facts which cannot presently be ascertained, including how many S1 Shares are tendered pursuant to the Exchange Offer and actions taken by S1 or the S1 Board.

We note that, as condition to Fundtech entering into the Fundtech Merger Agreement and Clal entering into a voting agreement in support of the transactions contemplated by the Fundtech Merger Agreement, the S1 Board exempted Clal, Fundtech’s largest stockholder that is expected to own 24% of the S1 Shares following the consummation of the Proposed Fundtech Merger, from the restrictions applicable to “interested stockholders” under Section 203 of the DGCL.

Other State Takeover Statutes

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. To the extent that these state takeover statutes (other than Section 203 of the DGCL) purport to apply to the Exchange Offer or the Second-Step Merger, ACI believes that there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan P.L.C. v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

S1, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. ACI does not know whether any of these laws will, by their terms, apply to the Exchange Offer or the Second-Step Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, ACI will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Exchange Offer or the Second-Step Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Exchange Offer, ACI might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, ACI might be unable to accept for exchange any S1 Shares tendered pursuant to the Exchange Offer, or be delayed in continuing or consummating the Exchange Offer and the Second-Step Merger. In such case, ACI may not be obligated to accept for exchange any S1 Shares tendered. Please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer.”

Going Private Transaction

The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Second-Step Merger or another business combination following the exchange of S1 Shares pursuant to the Exchange Offer in which ACI seeks to acquire the remaining S1 Shares not held by it. ACI believes that Rule 13e-3 should not be applicable to the Second-Step Merger; however, the SEC may take a different view under the circumstances. Rule 13e-3 requires, among other things, that certain financial information concerning S1 and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Other

Based upon our examination of publicly available information concerning S1, it appears that S1 and its subsidiaries conduct business in a number of jurisdictions outside of the United States. In connection with the acquisition of S1 Shares pursuant to the Exchange Offer, the laws of certain of these jurisdictions outside of the United States may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Exchange Offer, we will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Exchange Offer by any such governmental authority, we may not be obligated to accept for payment or pay for any tendered S1 Shares. Please see the section of this prospectus/offer to exchange titled “The Exchange Offer — Conditions of the Exchange Offer.”

Certain Relationships With S1 and Interests of ACI in the Exchange Offer

As of the date of the Exchange Offer, ACI beneficially owns 1,107,000 S1 Shares, representing approximately 2.0% of the outstanding S1 Shares. Purchase of these S1 Shares is described on Appendix B to this prospectus/offer to exchange. With the exception of the foregoing, ACI has not effected any transaction in securities of S1 in the past 60 days.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of ACI and Offeror and certain other information is set forth in Appendix A and Appendix B to this prospectus/offer to exchange. Except as described in this prospectus/offer to exchange and in Appendix A and Appendix B hereto, none of ACI, Offeror, or, after due inquiry and to the best of our knowledge and belief, any of the persons listed on Appendix A or Appendix B to this prospectus/offer to exchange, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Except as set forth in this prospectus/offer to exchange and set forth in Appendix C to this prospectus/offer to exchange, after due inquiry and to the best of our knowledge and belief, none of the persons listed on Appendix A or Appendix B hereto, nor any of their respective associates or majority owned subsidiaries, beneficially owns or has the right to acquire any securities of S1 or has effected any transaction in securities of S1 during the past 60 days.

ACI does not believe that the Exchange Offer and the Second-Step Merger will result in a change in control under any of ACI’s stock option plans or any employment agreement between ACI and any of its employees. As a result, no options or other equity grants held by such persons will vest as a result of the Exchange Offer and the Second-Step Merger.

Fees and Expenses

ACI has engaged Wells Fargo as a financial advisor with respect to the transaction. In connection with Wells Fargo’s services as a financial advisor to ACI in connection with the transaction. ACI has agreed to pay Wells Fargo an aggregate fee of $4 million, none of which has been paid and all of which is contingent upon the consummation of the transaction. In addition, ACI has agreed to pay Wells Fargo $1 million upon delivery of a fairness opinion to the ACI Board, which amount would be credited against any transaction fee. In addition, ACI will reimburse Wells Fargo for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel. ACI has also agreed to indemnify Wells Fargo and its affiliates in connection with Wells Fargo’s service as a financial advisor against certain liabilities in connection with their engagement.

ACI has also engaged Wells Fargo to act as dealer manager in connection with the Exchange Offer. Wells Fargo may contact beneficial owners of S1 Shares in its capacity as dealer manager regarding the Exchange Offer and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this prospectus/offer to exchange and related materials to beneficial owners of S1 Shares. ACI will not pay Wells Fargo any additional fee in respect of its services as dealer manager in connection with the Exchange Offer. ACI will reimburse Wells Fargo for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, not to exceed $10,000 in the aggregate without the prior written consent of ACI. ACI has also agreed to indemnify Wells Fargo and its affiliates in connection with Wells Fargo’s service as dealer manager against certain liabilities in connection with their engagement.

ACI has also engaged Wells Fargo and Wells Fargo Bank to provide financing for the Exchange Offer and ACI has agreed to pay Wells Fargo and Wells Fargo Bank customary fees in respect thereof. As part of this engagement, ACI has agreed that Wells Fargo Bank will have the right to act as, among other roles, lead managers and lead left bookrunners in connection with any public or Rule 144A offering.

ACI has retained Innisfree M&A Incorporated (“Innisfree”) as information agent in connection with the Exchange Offer. The information agent may contact holders of S1 Shares by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Exchange Offer to beneficial owners of S1 Shares. ACI will pay the information agent up to $250,000 for these services and the solicitation and advisory services described below, in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. ACI agreed to indemnify the information agent against certain liabilities and expenses in connection with the Exchange Offer.

ACI has also retained Innisfree for solicitation and advisory services in connection with certain solicitations described in this prospectus/offer to exchange, for which Innisfree will receive a customary fee. ACI has also agreed to reimburse Innisfree for out-of-pocket expenses and to indemnify Innisfree against certain liabilities and expenses, including reasonable legal fees and related charges.

In addition, ACI has retained Wells Fargo Bank as the exchange agent in connection with the Exchange Offer. ACI will pay the exchange agent reasonable and customary compensation for its services in connection with the Exchange Offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses.

Except as set forth above, ACI will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Exchange Offer. ACI will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Accounting Treatment

The acquisition of S1 Shares by ACI will be accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board’s Accounting Standards Codification (ASC) 805, Business Combinations, and use the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures. ACI will be considered the acquirer of S1 for accounting purposes. In determining the acquirer for accounting purposes, ACI considered the factors required under U.S. GAAP.

ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the consummation of the offer. In addition, ASC 805 establishes that the consideration transferred be measured at the consummation of the offer at the then-current market price; this particular requirement will likely result in a per share equity component that is different from the amount assumed in the pro forma financial statements.

ASC 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, ACI may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect ACI’s intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under ASC 805 acquisition-related transaction costs (e.g., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges impacting the target company are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred.

DESCRIPTION OF ACI CAPITAL STOCK

ACI’s authorized capital stock consists of 70,000,000 shares of common stock, par value $0.005 per share, and 5,000,000 authorized shares of preferred stock, par value $0.01 per share. As of July 26, 2011, there were 33,468,634 shares of common stock outstanding (including 7,352,882 shares held in treasury) and no shares of preferred stock were outstanding. As of February 16, 2011, there were 215 holders of record of ACI’s common stock.

The following description of the terms of the common stock and preferred stock of ACI is not complete and is qualified in its entirety by reference to ACI’s amended and restated certificate of incorporation and its amended and restated by-laws. To find out where copies of these documents can be obtained, see “Where to Obtain More Information.”

Common Stock

The Company’s outstanding capital stock consists of a single class of common stock. Each share of common stock is entitled to one vote upon each matter subject to a stockholders vote and to dividends if and when declared by the ACI board of directors.

ACI common stock is listed on the NASDAQ Global Select Market under the symbol “ACIW.”

Preferred Stock

ACI’s board of directors is authorized to issue up to 5,000,000 shares of preferred stock in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, relative powers, preferences, rights and qualifications, limitations or restrictions of such series. The ACI board has the power to fix the following terms of any series of the preferred stock:

•	the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

•	the voting powers, if any, and whether such voting powers are full or limited in such series;

•	the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

•	whether dividends, if any, will be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

•	the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, ACI;

•	the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of ACI or any other corporation or other entity and the rates or other determinants of conversion or exchange applicable thereto;

•	the right, if any, to subscribe for or to purchase any securities of ACI or any other corporation or other entity;

•	the provisions, if any, of a sinking fund applicable to such series; and

•	any other relative, participating, optional or other special powers, preferences or rights and qualifications, limitations or restrictions thereof.

Organizational Documents

Various provisions contained in ACI’s amended and restated certificate of incorporation and amended and restated by-laws could delay or discourage some transactions involving an actual or potential change in control of ACI or its management and may limit the ability of ACI stockholders to remove current management or approve transactions that ACI stockholders may deem to be in their best interests. These provisions:

•	authorize ACI’s board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	provide an advanced written notice procedure with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of ACI’s board of directors;

•	state that special meetings of ACI’s stockholders may be called only by the chairman of its board of directors, the president or the secretary; and

•	allow ACI’s directors, and not its stockholders, to fill vacancies on its board of directors, including vacancies resulting from removal or enlargement of the board.

COMPARISON OF STOCKHOLDERS’ RIGHTS

As a result of the offer and the Second-Step Merger, holders of S1 Shares will become holders of ACI Shares. Both companies are Delaware corporations and are governed by the DGCL, so many of the differences between the rights of the stockholders of ACI and the current rights of the stockholders of S1 arise primarily from differences in their respective constituent documents.

The following is a summary of the material differences between the current rights of S1 stockholders and the current rights of ACI stockholders under Delaware law and their respective constituent documents. It is not a complete statement of the provisions affecting, and the differences between, the rights of S1 stockholders and ACI stockholders. This summary is qualified in its entirety by reference to Delaware law, as well as to ACI’s amended and restated certificate of incorporation, its amended and restated by-laws, S1’s amended and restated certificate of incorporation (as amended) and its amended and restated by-laws. Copies of these documents have been filed with the SEC and to find out where copies may be obtained, see the section entitled “Where You Can Find More Information.”

	ACI	S1

Authorized Capital	The authorized capital stock of ACI is (a) 70,000,000 shares of common stock, $0.005 par value per share, and (b) 5,000,000 shares of preferred stock, $0.01 par value per share.	The authorized capital stock of S1 is (a) 350,000,000 shares of common stock, $0.01 par value per share, and (b) 25,000,000 shares of preferred stock, $0.01 par value per share.

Number of Directors	ACI’s by-laws provide that, subject to the rights of any series of preferred stock to elect additional directors, the number of directors constituting the whole board shall be not less than three and not more than nine. ACI currently has eight directors.	S1’s by-laws provide that the number of directors constituting the whole board will be not less than four and not more than fifteen as may be fixed from time to time by its board of directors. S1 currently has seven directors and one vacancy.

Structure of Board of Directors; Term of Directors	ACI has one class of directors, and ACI’s charter does not provide for a classified board. ACI’s directors are elected for a one year term.	S1’s charter provides for a classified board divided into three classes. S1’s directors are elected for a term of three years.

Removal of Directors	Any director of ACI may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	S1’s charter provides that no director may be removed except for cause and then only by an affirmative vote of at least two-thirds of the voting stock of S1 at a duly constituted meeting of stockholders called for such purpose. At least 30 days prior to such meeting of stockholders, written notice will be sent to the director or directors whose removal will be considered at such meeting.

Vacancies on the Board of Directors	ACI’s charter provides that vacancies and newly created directorships shall be filled solely by a majority vote of the remaining directors then in office, although fewer than a quorum, or by a sole remaining director.	S1’s by-laws provide that vacancies and newly created directorships may be filled by the stockholders or by a majority of the directors then in office, although fewer than a quorum, or by a sole remaining director.

	ACI	S1

Special Meetings of Stockholders	ACI’s by-laws provide that special meetings of the stockholders may be called only by (a) the chairman of the board, (b) the president, or (c) the secretary within 10 calendar days after receipt of the written request of a majority of the total number of directors that ACI would have if there were no vacancies. Any such request must be sent to the chairman of the board and the secretary and must state the purpose or purposes of the proposed meeting. Special meetings of holders of the outstanding preferred stock of ACI, if any, may be called in the manner and for the purposes provided in the applicable preferred stock designation (as defined in ACI’s charter).	S1’s by-laws provide that special meetings may be called by the chairman of the board, the president or a majority of the board of directors, and will be called by the chairman of the board, the president, or the secretary upon the written request of the holders of not less than one tenth of all of the outstanding capital stock of S1 entitled to vote at the meeting. Such written request will state the purpose of the meeting and will be delivered to the principal office of S1 addressed to the chairman of the board, the president or the secretary. Special meetings relating to change in control of S1 or amendments to its charter will be called only by the board of directors. Written notice to each stockholder is required not less than ten nor more than 60 days before the meeting.

Action by Written Consent	Pursuant to ACI’s by-laws, ACI’s stockholders are permitted to take action by written consent, in lieu of a stockholders’ meeting, if such written consent is signed by persons who hold shares having voting power to cast not less than the minimum number of votes necessary to authorize such action at a stockholder meeting at which all stockholders entitled to vote were present and voted.	Pursuant to S1’s by-laws, S1 stockholders are permitted to take action by written consent, in lieu of a stockholders’ meeting, if such written consent is signed by persons who hold shares having voting power to cast not less than the minimum number of votes necessary to authorize such action at a stockholder meeting at which all stockholders entitled to vote were present and voted.

ACI	S1

Stockholder Proposals	ACI’s by-laws provide that business to be brought before an annual meeting must be (a) specified in the notice of the annual meeting (or any supplement thereto) given by or at the direction of the board of directors, (b) otherwise properly brought before the annual meeting by the presiding officer or by or at the direction of a majority of the board of directors, or (c) otherwise properly requested to be brought before the annual meeting by a stockholder. To properly bring business (i) the stockholder must be a stockholder of ACI of record at the time of the giving of the notice for such annual meeting, (ii) the stockholder must be entitled to vote at such meeting, (iii) the stockholder must have given timely notice thereof in writing to the secretary, and (iv) if the stockholder, or the beneficial owner on whose behalf any business is brought before the meeting, has provided ACI with a proposal solicitation notice, such stockholder or beneficial owner must have delivered a proxy statement and form of proxy to the holders of at the least the percentage of shares of ACI entitled to vote that are required to approve such business that the stockholder proposes to bring before the annual meeting and included in such materials.

To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of ACI not less than 90 calendar days nor greater than 120 calendar days prior to the first anniversary of the date of the immediately preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (1) the 90th calendar day prior to such annual meeting and (2) the 10th calendar day following the day on which public disclosure of the date of such meeting is first made. In no event shall the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above.	S1’s by-laws provide that business to be brought before an annual meeting must be (a) specified in the notice of the meeting, (b) brought before the meeting by the board of directors, or (c) otherwise properly requested by a stockholder.

To properly bring business, the stockholder generally must deliver a notice to the secretary at the principal executive offices not less than 90 nor more than 120 calendar days prior to the first anniversary of the previous year’s annual meeting; provided, however, that if the annual meeting is called for a date (i) not within 60 calendar days before or after to the anniversary date and (ii) less than 60 days notice or public disclosure of the date of the meeting is given to stockholders, the notice must be received within 10 days of the date on which notice of the date of the annual meeting was mailed or publicly disclosed. The notice must identify (1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on S1’s books, of the stockholder proposing such business, (3) the class and number of shares of S1 which are beneficially owned by the stockholder, and (4) any material interest of the stockholder in such business. The chairman of an annual meeting will, if the facts warrant, determine and declare to the annual meeting that a matter of business was not properly brought before the meeting, and if he should so determine, he will so declare to the meeting and any such business not properly brought before the meeting will not be transacted. These requirements are in addition to any SEC requirements.

ACI	S1

A stockholder’s notice to the secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting (A) a description in reasonable detail of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (B) the name and address, as they appear on ACI’s books, of the stockholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, (C) the class and series and number of shares of capital stock of ACI that are owned beneficially and of record by the stockholder proposing such business and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings among such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business, (E) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of shares of ACI entitled to vote that are required to approve the proposal, and (F) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the annual meeting. These requirements are in addition to any SEC requirements.

For purposes of this provision, “public disclosure” means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document filed by ACI with the SEC pursuant to the Exchange Act or furnished by ACI to stockholders. Nothing in this provision of ACI’s by-laws will be deemed to affect any rights of stockholders to request inclusion of proposals in ACI’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

ACI	S1

Stockholder Nominations	ACI’s by-laws provide that any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder’s intent to make such nomination or nominations has been received by the secretary of ACI not less than 90 calendar days nor greater than 120 calendar days prior to the first anniversary of the date of the immediately preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (a) the 90th calendar day prior to such annual meeting and (b) the 10th calendar day following the day on which public disclosure of the date of such meeting is first made. In no event shall the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above.

Each such notice shall set forth (i) the name and address of the stockholder who intends to make the nomination and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) a representation that the stockholder is a holder of record of ACI’s common stock entitled to vote for the election of directors on the date of such notice and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) the class and number of shares owned beneficially and of record by the stockholder giving notice and by the beneficial owner, if any, on whose behalf the nomination is made; (iv) a description of all arrangements or understandings between or among the stockholder, the beneficial owner on whose behalf the notice is given and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (v) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by ACI’s board of directors; (vi) the consent of each nominee to serve as a director of ACI if so elected; and (vii) whether the stockholder, or the beneficial owner on whose behalf the nomination is made, intends to deliver a proxy statement and form of proxy to holders of at least the percentage of shares of our common stock entitled to vote that are required to elect the nominee(s).	S1’s by-laws provide that any stockholder who is a stockholder of record at the time of giving the requisite notice and on the record date for the determination of stockholders entitled to notice of and to vote at such meeting and who gives proper notice may nominate candidates to stand for election as directors. To be proper, a stockholder’s notice with respect to an annual meeting generally must be delivered to S1’s principal executive offices not less than 90 nor more than 120 calendar days prior to the first anniversary of the previous year’s annual meeting; provided, however, that if (a) the annual meeting is called for a date not within 60 calendar days before or after the anniversary date and (b) less than 60 days notice or prior public disclosure of the date of the meeting is given to stockholders, the notice must be received within 10 days of the date on which notice of the date of the annual meeting was mailed or publicly disclosed.

The notice must contain certain information, including information regarding the stockholder and the nominee. These requirements are in addition to any SEC requirements. The chairman of the meeting will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with procedures prescribed by the by-laws, and if he should so determine, he will so declare to the meeting and the defective nomination will be disregarded.

	ACI	S1

In addition to the name and address of the stockholder making the nomination, as they appear on ACI’s books, the notice must also include the name and principal business address of all (1) persons controlling, directly or indirectly, or acting in concert with, such stockholder, (2) beneficial owners of shares of stock of ACI owned of record or beneficially by such stockholder (with the term “beneficial ownership” as used herein to have the meaning given to that term in Rule 13d-3 under the Exchange Act) and (3) persons controlling, controlled by, or under common control with, any person specified in the foregoing clause (1) or (2) (with the term “control” as used herein to have the meaning given to that term in Rule 405 under the Securities Act of 1933, as amended) (any such person or beneficial owners set forth in the foregoing clauses (1), (2) and (3) shall be a “Stockholder Associated Person”).

The stockholder notice must also disclose (A) any derivative positions related to any class or series of securities of ACI held or beneficially held by the stockholder and each Stockholder Associated Person; and (B) whether and the extent to which any hedging, swap or other transactions or series of transactions have been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock) has been made, the effect or intent of which is to mitigate loss to, or manage risk of stock price changes for, or to increase the voting power of, the stockholder or any Stockholder Associated Person with respect to any shares of stock of ACI.

To be eligible to be a nominee for election or re-election as a director of ACI, the board of directors may require a person to deliver to the secretary at the principal executive offices of ACI, a written questionnaire with respect to the identity, background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made and a written representation and agreement regarding certain matters.

Amendment of Certificate of Incorporation	ACI’s charter provides that certain provisions of ACI’s charter relating to directors may only be amended by the majority vote of all classes of voting stock. Under Delaware law, ACI’s board of directors must adopt a resolution recommending an amendment and call a special meeting of the stockholders (or propose consideration of the resolution at the next annual meeting) to approve the amendment.	Delaware law and S1’s charter provide that the S1 Board must adopt a resolution recommending an amendment and call a special meeting of the stockholders (or propose consideration of the resolution at the next annual meeting) to approve the amendment.

	ACI	S1

Amendment of By-Laws	ACI’s by-laws may be amended by its stockholders or its board of directors, provided that no amendment adopted by the board of directors may vary or conflict with any amendment adopted by the stockholders. Amendment of certain by-laws requires a majority vote of all classes of voting stock issued and outstanding.	S1’s by-laws may be amended by its board of directors or the stockholders as provided under the DGCL.

Limitations on Director Liability	To the fullest extent permitted by the DGCL or any other applicable law, no director of ACI will be personally liable to ACI or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of ACI.	No director of S1 will be liable to S1 or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision will not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to S1 or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for the types of liability set forth in Section 174 of the DGCL, or (d) for any transaction from which the director received any improper personal benefit.

Dividends	ACI does not declare regular cash dividends.	S1 does not declare regular cash dividends.

Stockholder Rights Plan	ACI does not have a stockholder rights plan.	S1 does not have a stockholder rights plan.

Restrictions on Transactions With “Interested Stockholders”	ACI has not opted out from Section 203, and therefore Section 203 of the DGCL is applicable to ACI.	S1 has not opted out from Section 203, and therefore Section 203 of the DGCL is applicable to S1.

UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2010 and for the six months ended June 30, 2011 are presented on a pro forma basis to give effect to the Exchange Offer and related transactions as if they had been completed on January 1, 2010. The following unaudited pro forma condensed combined balance sheet as of June 30, 2011 is presented on a pro forma basis to give effect to the Exchange Offer and related transactions as if they had been completed on June 30, 2011.

The following unaudited pro forma condensed combined financial statements, or the “pro forma financial statements,” were derived from and should be read in conjunction with:

•	the consolidated financial statements of ACI as of and for the year ended December 31, 2010 and the related notes included in the ACI 10-K, which is incorporated by reference into this prospectus/offer to exchange;

•	the consolidated financial statements of S1 as of and for the year ended December 31, 2010 and the related notes included in the S1 10-K, which is incorporated by reference into this prospectus/offer to exchange;

•	the consolidated financial statements of ACI as of and for the six months ended June 30, 2011 and the related notes included in the ACI 10-Q, which is incorporated by reference into this prospectus/offer to exchange; and

•	the consolidated financial statements of S1 as of and for the six months ended June 30, 2011 and the related notes included in the S1 10-Q, which is incorporated by reference into this prospectus/offer to exchange.

The consolidated financial statements of ACI and S1 as of June 30, 2011 and for the six months ended June 30, 2011 and year ended December 31, 2010 have been adjusted in the pro forma financial statements to give effect to items as disclosed in Note 4. The pro forma financial statements should be read in conjunction with the accompanying notes to the pro forma financial statements.

The unaudited pro forma adjustments were based on publicly available information, including the ACI 10-K, the ACI 10-Q, the S1 10-K and the S1 10-Q. The unaudited pro forma adjustments were also based on certain assumptions and estimates that ACI believes are reasonable based on such publicly available information. S1 has not participated in the preparation of the pro forma financial statements or this prospectus/offer to exchange and has not reviewed or verified the information, assumptions or estimates relating to S1 in the pro forma financial statements. Additional information may exist that could materially affect the assumptions and estimates and related pro forma adjustments. Pro forma adjustments have been included only to the extent appropriate information is known, factually supportable and reasonably available to ACI.

The pro forma financial statements assume, among other things, that upon consummation of the offer all outstanding S1 Shares are acquired by ACI for $9.44 with S1 stockholders making a cash and stock election, subject to proration of 62.0% Cash Consideration and 38.0% Stock Consideration. The share prices of both ACI and S1 used in preparing these unaudited condensed consolidated pro forma financial statements are based on the closing share prices for ACI Shares and S1 Shares on August 29, 2011, and were $30.49 and $9.04, respectively. As of September 14, 2011, the share prices were $29.24 and $9.08, respectively. The effect of using the September 14, 2011 closing share prices in the preparation of these unaudited condensed consolidated pro forma financial statements would have resulted in an entry to additional paid in capital of $7.4 million reflecting reduced purchase price and an entry to accrued employee compensation of $0.1 million reflecting reduced liability on the S1 stock appreciation rights with an offsetting entry to goodwill of $7.5 million reflecting a reduction in goodwill. Using September 14, 2011 share prices would have had no effect on calculation of book value per share, diluted book value per share, basic earnings per share and diluted earnings per share.

The pro forma financial statements have been presented for informational purposes only. The pro forma financial statements are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Exchange Offer been completed as of the dates indicated. In addition, the pro forma financial statements do not purport to project the future financial position or operating results of the combined company. There were no material transactions between ACI and S1 during the periods presented in the pro forma financial statements that would need to be eliminated.

The pro forma financial statements have been prepared using the acquisition method of accounting under U.S. GAAP. ACI has been treated as the acquirer in the Exchange Offer for accounting purposes. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the pro forma financial statements.

Acquisition accounting is dependent upon certain valuations and other studies that have not yet begun or are not yet completed, and will not be completed until after the closing of the offer. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of preparing the pro forma financial statements and are based upon preliminary information available at the time of the preparation of this prospectus/offer to exchange. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the pro forma financial statements and the combined company’s future results of operations and financial position.

The pro forma financial statements do not reflect any cost savings or other synergies that the combined company may achieve as a result of the offer or the costs to integrate the operations of ACI and S1 or the costs necessary to achieve these cost savings and other synergies. The effects of the foregoing items could, individually or in the aggregate, materially impact the pro forma financial statements.

The following table presents unaudited condensed combined pro forma balance sheet data at June 30, 2011 (expressed in thousands of U.S. dollars, except share and per share data) giving effect to the proposed acquisition of S1 Shares as if such acquisition had occurred at June 30, 2011:

Unaudited Pro Forma Condensed Combined
Balance Sheet
As of June 30, 2011

			Pro Forma
	ACI	S1	Adjustments		Pro Forma
	Worldwide, Inc.	Corporation	(Note 4)		Combined

ASSETS
Current assets
Cash and cash equivalents	$170,807	$71,720	$(100,000	)(a)	$142,527
Billed receivables, net of allowances for doubtful accounts	71,256	45,092	—		116,348
Accrued receivables	9,824	9,257	—		19,081
Income taxes receivable	—	1,953			1,953
Deferred income taxes, net	11,292	2,639	—		13,931
Prepaid expenses	14,531	4,612	—		19,143
Other current assets	10,470	4,167	—		14,637

Total current assets	288,180	139,440	(100,000)		327,620

Property and equipment, net	22,292	21,196	—		43,488
Software, net	25,357	3,098	—		28,455
Goodwill	219,315	148,236	282,517	(b)	650,068
Other intangible assets, net	21,762	7,313	—		29,075
Deferred income taxes, net	28,776	—	—		28,776
Other noncurrent assets	7,965	7,830	11,688	(c)	27,483

TOTAL ASSETS	$613,647	$327,113	$194,205		$1,134,965

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$12,703	$11,975	$—		$24,678
Accrued employee compensation	23,127	14,249	1,866	(d)	39,242
Deferred revenue	131,735	50,018	—		181,753
Income taxes payable	1,784	375	—		2,159
Alliance agreement liability	1,600	—	—		1,600
Note payable under credit facility	75,000	36	(75,036	)(e)	—
Current portion of note payable	—	—	8,750	(f)	8,750
Accrued and other current liabilities	19,722	3,693	—		23,415

Total current liabilities	265,671	80,346	(64,420)		281,597

Deferred revenue	30,035	—	—		30,035
Long term note payable	—	—	350,838	(f)	350,838
Alliance agreement noncurrent liability	20,667	—	—		20,667
Other noncurrent liabilities	17,734	3,084	—		20,818

Total liabilities	334,107	83,430	286,418		703,955

Stockholders’ equity
Preferred stock	—	—	—		—
Common stock	204	539	(480	)(g)	263
Common stock warrants	24,003	—	—		24,003
Treasury stock	(167,286)	—	—		(167,286)
Additional paid-in capital	316,695	1,805,627	(1,625,573	)(h)	496,749
Retained earnings	116,711	(1,561,628)	1,532,985	(i)	88,068
Accumulated other comprehensive loss	(10,787)	(855)	855	(j)	(10,787)

Total stockholders’ equity	279,540	243,683	(92,213)		431,010

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$613,647	$327,113	$194,205		$1,134,965

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements, which are an integral part of these statements.

The following table sets forth unaudited condensed consolidated pro forma results of operations for the year ended December 31, 2010 (expressed in thousands of U.S. dollars, except share and per share data) giving effect to the proposed acquisition of S1 Shares as if such acquisition had occurred at January 1, 2010:

Unaudited Pro Forma Condensed Combined
Statement of Operations
For the Year Ended December 31, 2010

			Pro Forma
	ACI	S1	Adjustments		Pro Forma
	Worldwide, Inc.	Corporation	(Note 4)		Combined

Revenues:
Software license fees	$164,559	$26,237	$—		$190,796
Maintenance fees	135,523	63,034	—		198,557
Services	73,989	65,180	—		139,169
Software hosting fees	44,353	54,635	—		98,988

Total revenues	418,424	209,086	—		627,510

Expenses:
Cost of software license fees(1)	12,591	2,242	—		14,833
Cost of maintenance, services, and hosting fees(1)	117,132	82,778	27,595	(k)	227,505
Cost of hosting	—	27,595	(27,595	)(k)	—
Research and development	74,076	35,508	—		109,584
Selling and marketing	70,553	28,172	—		98,725
General and administrative	70,096	27,134	—		97,230
Depreciation and amortization	20,328	10,161	—		30,489

Total expenses	364,776	213,590	—		578,366

Operating income (loss)	53,648	(4,504)	—		49,144
Other income (expense):
Interest income	665	214	—		879
Interest expense	(1,996)	(455)	(9,195	)(l)	(11,646)
Other, net	(3,615)	(1,367)	—		(4,982)

Total other income (expense)	(4,946)	(1,608)	(9,195)		(15,749)

Income (loss) before income taxes	48,702	(6,112)	(9,195)		33,395
Income tax expense (benefit)	21,507	171	(3,218	)(m)	18,460

Net income (loss)	$27,195	$(6,283)	$(5,977)		$14,935

Income (loss) per share information
Weighted average shares outstanding
Basic	33,560	52,495	5,907	(n)	39,467
Diluted	33,870	52,495	5,907	(n)	39,777
Income (loss) per share
Basic	$0.81	$(0.12)			$0.38
Diluted	$0.80	$(0.12)			$0.38

(1)	The cost of software license fees excludes charges for depreciation but includes amortization of purchased and developed software for resale. The cost of maintenance, services, and hosting fees excludes charges for depreciation.

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements, which are an integral part of these statements.

The following table sets forth unaudited condensed consolidated pro forma results of operations for the six months ended June 30, 2011 (expressed in thousands of U.S. dollars, except share and per share data) giving effect to the proposed acquisition of S1 Shares as if such acquisition had occurred at January 1, 2010:

Unaudited Pro Forma Condensed Combined
Statement of Operations
For the Six Months Ended June 30, 2011

			Pro Forma
	ACI	S1	Adjustments		Pro Forma
	Worldwide, Inc.	Corporation	(Note 4)		Combined

Revenues:
Software license fees	$89,809	$17,959	$—		$107,768
Maintenance fees	72,265	33,108	—		105,373
Services	34,044	41,826	—		75,870
Software hosting fees	21,791	28,272	—		50,063

Total revenues	217,909	121,165	—		339,074

Expenses:
Cost of software license fees(1)	7,578	1,124	—		8,702
Cost of maintenance, services, and hosting fees(1)	61,425	48,056	14,376	(k)	123,857
Cost of hosting	—	14,376	(14,376	)(k)	—
Research and development	46,914	17,320	—		64,234
Selling and marketing	41,085	14,489	—		55,574
General and administrative	32,166	16,312	—		48,478
Depreciation and amortization	10,821	5,108	—		15,929

Total expenses	199,989	116,785	—		316,774

Operating income	17,920	4,380	—		22,300
Other income (expense):
Interest income	434	113	—		547
Interest expense	(1,017)	(206)	(4,476	)(l)	(5,699)
Other, net	(42)	(928)	—		(970)

Total other income (expense)	(625)	(1,021)	(4,476)		(6,122)

Income (loss) before income taxes	17,295	3,359	(4,476)		16,178
Income tax expense (benefit)	5,873	1,170	(1,567	)(m)	5,476

Net income (loss)	$11,422	$2,189	$(2,909)		$10,702

Income (loss) per share information
Weighted average shares outstanding
Basic	33,383	53,475	5,907	(n)	39,290
Diluted	34,120	54,277	5,907	(n)	40,027
Income (loss) per share
Basic	$0.34	$0.04			$0.27
Diluted	$0.33	$0.04			$0.27

(1)	The cost of software license fees excludes charges for depreciation but includes amortization of purchased and developed software for resale. The cost of maintenance, services, and hosting fees excludes charges for depreciation.

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements, which are an integral part of these statements.

Notes to the Unaudited Pro Forma Condensed
Combined Financial Statements

1.	Description of Transaction

On July 26, 2011, ACI announced that it had made a proposal to acquire S1 in the form of a letter to the S1 Board. Per the Original ACI Merger Proposal, all outstanding S1 Shares would be acquired by ACI for $9.50 per S1 Share with S1 stockholders making a cash and stock election, subject to proration of 40% Stock Consideration and 60% Cash Consideration. On August 2, 2011, S1 announced that the S1 Board had rejected the Original ACI Merger Proposal. On August 25, 2011, ACI publicly announced the Enhanced ACI Merger Proposal increasing the cash consideration payable under the Original ACI Merger Proposal by $0.50 per S1 Share, assuming full proration.

At September 14, 2011, the last trading day prior to the date of this prospectus/offer to exchange, the closing trading price for ACI Shares was $29.24 per share. Based on the closing trading ACI Share price as of September 14, 2011, the Cash-Stock Consideration reflected in the Enhanced ACI Merger Proposal had a blended value of $9.31 as of such date. The share prices of both ACI and S1 used in preparing these unaudited condensed consolidated pro forma financial statements are based on the closing share prices for ACI Shares and S1 Shares on August 29, 2011, and were $30.49 and $9.04, respectively. As of September 14, 2011, the share prices were $29.24 and $9.08, respectively. The effect of using the September 14, 2011 closing share prices in the preparation of these unaudited condensed consolidated pro forma financial statements would have resulted in an entry to additional paid in capital of $7.4 million reflecting reduced purchase price and an entry to accrued employee compensation of $0.1 million reflecting reduced liability on the S1 stock appreciation rights with an offsetting entry to goodwill of $7.5 million reflecting a reduction in goodwill. Using September 14, 2011 share prices would have had no effect on calculation of book value per share, diluted book value per share, basic earnings per share and diluted earnings per share. The actual purchase price and the stock to cash proration values would vary based upon ACI’s stock price on the acquisition date.

The pro forma financial statements do not give effect to ACI’s beneficial ownership of S1 Shares as of the date of this prospectus/offer to exchange.

2.	Basis of Presentation

These pro forma financial statements were prepared using the acquisition method of accounting in accordance with Financial Accounting Standards Board’s Accounting Standards Codification (ASC) 805, Business Combinations, and use the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures. Certain reclassifications have been made to the historical financial statements of S1 to conform with ACI’s presentation, primarily related to showing balances on the balance sheet that S1 only shows in their footnotes as detailed in the following table:

	As of June 30, 2011
	Historical		Reclassified
	S1 Corporation	Reclassification	S1 Corporation
	(In thousands and unaudited)

ASSETS
Current assets
Cash and cash equivalents	$71,720	$—	$71,720
Billed receivables, net of allowances for doubtful accounts	—	45,092	45,092
Accrued receivables	—	9,257	9,257
Accounts receivable, net	54,349	(54,349)	—
Income taxes receivable	—	1,953	1,953
Deferred income taxes, net	—	2,639	2,639
Prepaid expenses	4,612	—	4,612
Other current assets	8,759	(4,592)	4,167

Total current assets	139,440	—	139,440

Property and equipment, net	21,196	—	21,196
Software, net	—	3,098	3,098
Goodwill	148,236	—	148,236
Other intangible assets, net	10,411	(3,098)	7,313
Other noncurrent assets	7,830	—	7,830

TOTAL ASSETS	$327,113	$—	$327,113

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$11,975	$—	$11,975
Accrued employee compensation	14,249	—	14,249
Deferred revenue	50,018	—	50,018
Income taxes payable	375	—	375
Accrued restructuring	412	(412)	—
Note payable under credit facility	—	36	36
Current portion of debt obligation	36	(36)	—
Current liabilities	3,281	412	3,693

Total current liabilities	80,346	—	80,346

Other noncurrent liabilities	3,084	—	3,084

Total liabilities	83,430	—	83,430

Stockholders’ equity
Common stock	539	—	539
Additional paid-in capital	1,805,627	—	1,805,627
Retained earnings	(1,561,628)	—	(1,561,628)
Accumulated other comprehensive loss	(855)	—	(855)

Total stockholders’ equity	243,683	—	243,683

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$327,113	$—	$327,113

ACI has not been able to perform any due diligence through which other differences in presentation could be identified. Further review of S1’s accounting policies could identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of ACI as the combined company. At this time, ACI is not aware of any differences that would have a material impact on the financial statements of ACI as the combined company.

ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the consummation of the combination. In addition, ASC 805 establishes that the consideration transferred be measured at the consummation of the combination at the then-current market price; this particular requirement will likely result in a per share equity component that is different from the amount assumed in the pro forma financial statements.

ASC 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, ACI may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect ACI’s intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other persons, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under ASC 805 acquisition-related transaction costs, such as advisory, legal, valuation, other professional fees, and certain acquisition-related restructuring charges impacting the target company are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total advisory, legal, regulatory, valuation costs and change in control payments expected are estimated to be approximately $25.8 million. These anticipated costs for ACI are reflected in the unaudited pro forma condensed combined balance sheet as a reduction to retained earnings and an increase in debt.

3.	Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to consummate the offer:

In thousands, except share
and per share amounts

S1 Basic Shares of Common Stock Outstanding	55,519,459
Exchange Ratio	0.1064

Total Shares of ACI to be Issued	5,907,270
ACI Closing Share Price on August 29, 2011	$30.49

Total Value of ACI Common Shares to be Issued	180,113
Total Cash Consideration	344,221

Total Purchase Price	$524,334

“S1 Basic Shares of Common Stock Outstanding” in the above table is based upon the 55,519,459 shares outstanding as of August 18, 2011 per S1’s proxy statement.

The preliminary purchase price will fluctuate with changes in the trading price of ACI Shares. A 10% increase or decrease in the $30.49 price of ACI Shares used in the preliminary purchase price calculation above would increase or decrease the purchase price by approximately $18.0 million.

The table below represents a preliminary allocation of the purchase price as of June 30, 2011:

(In thousands)

Book value of net assets acquired as of June 30, 2011	$243,683
Adjustments to:
Eliminate S1’s historical goodwill	(148,236)
Increase liability for S1’s stock appreciation rights	(1,866)
Allocate excess purchase price to goodwill	430,753

$524,334

S1 has not participated in the preparation of the foregoing unaudited condensed combined pro forma financial statements. As a result, the table above does not reflect adjustments for the fair value of intangible assets acquired. ACI expects to allocate a portion of the purchase price to developed technology, trade names and customer relationships. In addition, the pro forma statement of operations does not reflect amortization of the fair value adjustments to other intangible assets, including developed technology, trade names and customer relationships. For each $1.0 million of purchase price allocated to intangible assets assuming a 7 year estimated life, amortization expense will increase by $0.1 million and income before taxes will decrease by $0.1 million.

The table above also does not reflect adjustments to deferred taxes related to book/tax basis differences that may result from the purchase price allocation.

4.	Pro Forma Adjustments

Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

(a)	To adjust cash for the $100 million in ACI cash on hand expected to be paid as a part of the acquisition.

(b)	To adjust goodwill as follows:

(In thousands)

Eliminate S1 existing goodwill	$(148,236)
Goodwill for acquisition of S1	430,753

Total	$282,517

(c)	To adjust other noncurrent assets for $11.7 million in debt issuance costs on the revolving credit facility and senior note secured for financing of the transaction.

(d)	To adjust accrued employee compensation for the additional liability to cash settle S1’s outstanding stock appreciation rights based upon S1’s June 30, 2011 closing price of $7.48 and the blended value of the Cash-Stock Consideration of $9.44 as of August 29, 2011.

(e)	To adjust for the payoff of S1 and ACI’s existing outstanding debt.

(f)	To adjust for ACI’s new revolving credit facility and senior note secured to finance the transaction, including the current portion under the senior note.

ACI has obtained commitments from Wells Fargo to arrange, and Wells Fargo Bank to provide, subject to certain conditions, senior bank financing consisting of up to $450 million under a proposed new secured credit facility, comprising of a $200 million senior secured term loan (the “Term Facility”) and a $250 million senior secured revolving credit facility (the “Revolving Facility” and, together with the Term Facility, the “Facility”) for financing the cash component of the consideration to be paid to S1’s stockholders in connection with the Exchange Offer. Additionally, ACI will have the right, but not the obligation, to increase the amount of the Facility by incurring an incremental term loan facility or increasing the Revolving Facility in an aggregate principal amount not to exceed $75 million, subject to certain conditions and under terms to be determined.

Each loan made under the Facility will bear interest at an Adjusted LIBOR Rate or Alternate Base Rate (as contemplated by the commitment letter relating to the Facility) plus the margin described in the chart below. Interest periods on Adjusted LIBOR Rate-based loans may be one, two, three or six months, at ACI’s option. In the case of Adjusted LIBOR Rate-based loans, interest will accrue on the basis of a 360-day year, and will be payable on the last day of each relevant interest period and, for any interest period longer than three months, on each successive date three months after the first day of such interest period. Interest will accrue on Alternate Base Ratebased loans on the basis of a 365/366-day year (or 360-day year if based on the Adjusted LIBOR Rate) and shall be payable quarterly in arrears.

Unused loan commitments will be subject to an unused commitment fee, as described in the chart below.

	Leverage	Commitment	Eurodollar	ABR
Category	Ratio	Fee Rate	Spread	Spread

Category 1	≥3.25:1.00	0.50%	2.50%	1.50%
Category 2	≥2.75:1.00 and ≤3.25:1.00	0.40%	2.25%	1.25%
Category 3	≥2.00:1.00 and ≤2.75:1.00	0.35%	2.00%	1.00%
Category 4	≥1.00:1.00 and <2.00:1.00	0.30%	1.75%	0.75%
Category 5	<1.00:1.00	0.25%	1.50%	0.50%

(g)	To record the stock portion of the offer consideration, at par, and to eliminate S1’s Shares, at par, as follows:

(In thousands)

Elimination of S1’s common stock outstanding	$(539)
Issuance of ACI’s common stock(1)	59

Total	$(480)

(1)	Represents the issuance of approximately 5.9 million shares associated with the acquisition of S1

(h)	To record the stock portion of the Exchange Offer consideration, at fair value less par, and to eliminate S1’s additional paid-in capital, as follows:

(In thousands)

Elimination of S1’s additional paid-in capital	$(1,805,627)
Issuance of ACI common stock	180,054

Total	$(1,625,573)

(i)	To eliminate S1’s accumulated deficit, and to record estimated non-recurring costs of ACI for advisory, legal, regulatory and valuation costs, as follows:

(In thousands)

Elimination of S1’s accumulated deficit	$1,561,628
Estimated remaining offer related transaction costs	(28,643)

Total	$1,532,985

(j)	To eliminate S1’s accumulated other comprehensive loss.

(k)	To reclassify S1’s cost of hosting line to ACI’s cost of maintenance, services and hosting fees line on the pro forma condensed combined statement of operations.

(l)	To adjust interest expense as follows:

	Six Months Ended	Year Ended
	June 30, 2011	December 31, 2010
	(In thousands)

Elimination of S1’s interest on existing debt	$(206)	$(455)
Elimination of ACI’s interest on existing debt	(377)	(778)
Estimated interest on debt secured for acquisition	4,058	8,426
Elimination of amortization on ACI’s existing debt issuance costs	(168)	(336)
Estimated amortization of debt issuance costs for new debt	1,169	2,338

Total	$4,476	$9,195

For purposes of calculating the pro forma interest expense, ACI used a rate of 2.26% and 2.34% for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively. A change in the interest rate of 0.25% would change interest expense by approximately $0.4 million and $0.9 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively.

(m)	Reflects the income tax benefit of the adjustments described in (l) above at ACI’s domestic effective tax rate of 35%.

(n)	Reflects the conversion and exchange of each of the 55.5 million S1 Shares for 0.1064 ACI Shares.

FORWARD-LOOKING STATEMENTS

This prospectus/offer to exchange and the accompanying letter of transmittal contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “would” and words and phrases of similar impact. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements made in connection with an exchange offer, including forward-looking statements from ACI’s or S1’s Form 10-K which are incorporated by reference into the prospectus/offer to exchange or in any Form 425 filed in the future.

We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to the following: (1) that a transaction with S1 may not be completed on a timely basis or on favorable terms; (2) negative effects on our business or S1’s business resulting from the pendency of the exchange offer; (3) that we may not achieve the synergies and other expected benefits within the expected time or in the amounts we anticipate; (4) that we may not be able to promptly and effectively integrate the merged businesses after closing; and (5) that the committed financing may not be available. Other factors that could materially affect our business and actual results of operations are discussed in our most recent 10-Ks as well as other filings with the SEC available at www.sec.gov.

LEGAL MATTERS

Before this registration statement becomes effective, Jones Day will provide an opinion regarding the validity of the ACI Shares to be issued pursuant to the Exchange Offer.

EXPERTS

The consolidated financial statements of ACI and subsidiaries as of and for the years ended December 31, 2010 and 2009, incorporated in this prospectus by reference from ACI’s Annual Report on Form 10-K for the year ended December 31, 2010 and the effectiveness of ACI’s internal control over financial reporting as of December 31, 2010, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of ACI and subsidiaries for the year ended December 31, 2008, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the December 31, 2008 consolidated financial statements contains an explanatory paragraph that refers to the adoption of the Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (now codified as Accounting Standards Codification (ASC) 740, Income Taxes).

The consolidated financial statements of S1 appearing in the S1 10-K (including schedules appearing therein), and S1’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 included therein are incorporated herein by reference and have been audited by an independent registered public accounting firm. Pursuant to Rule 436 under the Securities Act, ACI requires the consent of S1’s independent auditors to incorporate by reference their audit report to the S1 10-K in this prospectus/offer to exchange and, because such consent has not been received, such audit report is not incorporated herein by reference. ACI has requested and has, as of the date of this prospectus/offer to exchange, not received such consent from S1’s independent auditors. If ACI receives this consent, ACI will promptly file it as an exhibit to ACI’s registration statement of which this prospectus/offer to exchange forms a part. We have applied for a waiver of this requirement under Rule 437 of the Securities Act should such consent not be made available. Because ACI has not been able to obtain S1’s auditors’ consent, you may not be able to assert a claim against S1’s independent auditors under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by S1’s independent auditors or any omissions to state a material fact required to be stated therein.

The consolidated financial statements of Fundtech appearing in Fundtech’s Form 20-F for the fiscal year ended December 31, 2010 (including schedules appearing therein) (the “Fundtech 20-F”), and Fundtech’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 included therein, both of which were incorporated by reference into S1’s proxy statement dated August 22, 2011, are incorporated herein by reference and have been audited by an independent registered public accounting firm. Pursuant to Rule 436 under the Securities Act, ACI requires the consent of Fundtech’s independent auditors to incorporate by reference their audit report to the Fundtech 20-F in this prospectus/offer to exchange and, because such consent has not been received, such audit report is not incorporated herein by reference. ACI has requested and has, as of the date of this prospectus/offer to exchange, not received such consent from Fundtech’s independent auditors. If ACI receives this consent, ACI will promptly file it as an exhibit to ACI’s registration statement of which this prospectus/offer to exchange forms a part. We have applied for a waiver of this requirement under Rule 437 of the Securities Act should such consent not be made available. Because ACI has not been able to obtain Fundtech’s auditors’ consent, you may not be able to assert a claim against Fundtech’s independent auditors under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Fundtech’s independent auditors or any omissions to state a material fact required to be stated therein.

SOLICITATION OF PROXIES

As discussed in this prospectus/offer to exchange, ACI has filed a proxy statement in connection with the solicitation of proxies from S1 stockholders to vote against the adoption of the Fundtech Merger Proposals brought before the S1 Special Stockholder Meeting as discussed in more detail in such proxy statement. We believe that a vote against the Fundtech Merger Proposals will send a message to the S1 Board that S1 stockholders reject the Proposed Fundtech Merger and that the S1 Board should give consideration to other offers that it receives, including the Enhanced ACI Merger Proposal. In such case, ACI believes the merger contemplated by the Enhanced ACI Merger Proposal could be completed in the fourth quarter of 2011, which is consistent with the publicly announced timing of the Proposed Fundtech Merger (subject to the satisfaction or waiver of the conditions set forth in the Enhanced ACI Merger Proposal).

In the proxy statement filed by ACI, ACI is soliciting proxies from holders of S1 Shares to vote “AGAINST” the proposals in furtherance of the Fundtech Merger Agreement. Specifically, ACI is soliciting proxies to vote “AGAINST” the proposal to issue S1 Shares in connection with the Proposed Fundtech Merger, which we refer to as the “Share Issuance Proposal.” In addition, in the proxy statement filed by ACI, ACI is soliciting proxies to vote “AGAINST” the following related proposals, although we believe that they (other than the Incentive Plan Amendment Proposal) would be rendered moot if the Share Issuance Proposal is disapproved by S1 stockholders:

•	The proposal to adopt the certificate of amendment to the certificate of incorporation of S1 Corporation to change S1’s name to “Fundtech Corporation,” which we refer to as the “Charter Amendment Proposal”;

•	The proposal to amend the S1 Corporation 2003 Stock Incentive Plan, as amended and restated effective February 26, 2008, to increase the number of S1 Shares available for issuance thereunder, which we refer to as the “Incentive Plan Amendment Proposal”;

•	The proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to S1’s named executive officers in connection with the Proposed Fundtech Merger,

and the agreements and understandings pursuant to which such compensation may be paid or become payable, which we refer to as the “Compensation Advisory Proposal”; and

•	The proposal to approve adjournments or postponements of the Special Meeting, if necessary, to permit further solicitation of proxies in favor of the Share Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Amendment Proposal and the Compensation Advisory Proposal (the “Adjournment Proposal,” and collectively, the “Fundtech Merger Proposals”).

S1 stockholders may obtain a free copy of the proxy statement described above and other documents that ACI files with the SEC at its website at http://www.sec.gov. In addition, ACI’s proxy statement may be obtained free of charge from ACI by contacting the information agent as directed on the back cover of this prospectus/offer to exchange.

ADDITIONAL NOTE REGARDING THE EXCHANGE OFFER

The Exchange Offer is being made solely by this prospectus/offer to exchange and the accompanying letter of election and transmittal and is being made to S1 stockholders. ACI and Offeror are not aware of any jurisdiction where the making of the Exchange Offer or the tender of S1 Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If, after such good faith effort, ACI and Offeror cannot comply with any such law, the Exchange Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of S1 Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on behalf of ACI, through Offeror, by the dealer manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Unless otherwise specifically noted herein, all references to “dollars” and “$” shall refer to U.S. dollars.

WHERE YOU CAN FIND MORE INFORMATION

ACI and S1 file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information filed with the SEC at the SEC’s public reference room:

Public Reference Room
100 F Street NE
Room 1580
Washington, D.C. 20549

For information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. These filings made with the SEC are also available to the public through the website maintained by the SEC at http://www.sec.gov or from commercial document retrieval services.

ACI has filed a registration statement on Form S-4 to register with the SEC the offering and sale of ACI Shares to be issued in the Exchange Offer and the Second-Step Merger. This prospectus/offer to exchange is a part of that registration statement. We may also file additional amendments to the registration statement. In addition, ACI filed with the SEC a Tender Offer Statement on Schedule TO under the Exchange Act, together with exhibits, to furnish certain information about the Exchange Offer, and we may also file amendments to the Schedule TO. You may obtain copies of the Form S-4 and Schedule TO (and any amendments to those documents) by contacting the information agent as directed on the back cover of this prospectus/offer to exchange.

Some of the documents previously filed with the SEC may have been sent to you, but you can also obtain any of them through ACI, the SEC or the SEC’s website as described above. Documents filed with the SEC are available from ACI without charge, excluding all exhibits, except that, if ACI has specifically incorporated by reference an exhibit in this prospectus/offer to exchange, the exhibit will also be provided without charge.

You may obtain documents filed with the SEC by requesting them in writing or by telephone from ACI’s Information Agent for the Exchange Offer, Innisfree M&A Incorporated at the following addresses:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

If you would like to request documents, in order to ensure timely delivery, you must do so at least five business days before the Expiration Time. This means you must request this information no later than September 21, 2011. ACI will mail properly requested documents to requesting stockholders by first class mail, or another equally prompt means, within one business day after receipt of such request.

You can also get more information by visiting ACI’s website at http://www.aciworldwide.com and S1’s website at http://www.s1.com.

Materials from these websites and other websites mentioned in this prospectus/offer to exchange and the accompanying letter of election and transmittal are not incorporated by reference in this prospectus/offer to exchange. If you are viewing this prospectus/offer to exchange in electronic format, each of the URLs mentioned in this prospectus/offer to exchange is an active textual reference only.

The SEC allows ACI to incorporate information into this prospectus/offer to exchange “by reference,” which means that ACI can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus/offer to exchange, except for any information superseded by information contained directly in this prospectus/offer to exchange. This prospectus/offer to exchange incorporates by reference the documents set forth below that ACI and S1 have previously filed with the SEC. These documents contain important information about ACI and S1 and their financial condition, business and results.

ACI Filings (Commission File No. 0-25346):	Period

Annual Report on Form 10-K	For fiscal year ended December 31, 2010, filed on February 18, 2011

Quarterly Reports on Form 10-Q	For the quarterly period ended June 30, 2011, filed on August 1, 2011, and for the quarterly period ended March 31, 2011, filed on April 29, 2011

Current Reports on Form 8-K	Filed on September 7, 2011, August 30, 2011, August 25, 2011, August 15, 2001, August 2, 2011, July 26, 2011 and June 17, 2011

Proxy Statement on Schedule 14A	Filed on August 25, 2011 and April 27, 2011

Description of common stock as contained in ACI’s registration statement on Form 8-A registering ACI’s common stock under Section 12 of the Exchange Act	Filed on January 9, 1995 and amended by Amendment No. 1 to the Form 8-A, filed on March 10, 2005

S1 Filings (Commission File No. 000-24931):	Period

Annual Report on Form 10-K (except for the report of S1’s independent public accountants contained therein which is not incorporated herein by reference because the consent of S1’s independent public accountants has not yet been obtained nor has exemptive relief under Rule 437, promulgated under the Securities Act of 1933, as amended, been granted to ACI by the SEC)	For fiscal year ended December 31, 2010, filed on March 11, 2011

Quarterly Reports on Form 10-Q	For the quarterly period ended June 30, 2011, filed on August 4, 2011, and for the quarterly period ended March 31, 2011, filed on May 5, 2011

Current Reports on Form 8-K	Filed on August 26, 2011, August 22, 2011, August 15, 2011, August 11, 2011, August 2, 2011, July 27, 2011, July 14, 2011, June 28, 2011 and May 26, 2011

Proxy Statement on Schedule 14A	Filed on August 22, 2011 and April 8, 2011

Solicitation/Recommendation on Schedule 14D-9	Filed on September 13, 2011, as it may be amended from time to time

ACI also hereby incorporates by reference any additional documents that it or S1 may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus/offer to exchange to the termination of the Exchange Offer. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

ACI and S1 stockholders may obtain any of these documents without charge upon written or oral request to the information agent at Innisfree M&A Inc., 501 Madison Avenue, 20th Floor, New York, New York 10022, stockholders call toll-free (888) 750-5834 (banks and brokerage firms call collect (212) 750-5833), or from the SEC at the SEC’s website at http://www.sec.gov.

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM ACI, PLEASE CONTACT THE INFORMATION AGENT NO LATER THAN SEPTEMBER 21, 2011, OR FIVE BUSINESS DAYS BEFORE THE EXPIRATION TIME, WHICHEVER IS LATER, TO RECEIVE THEM BEFORE THE EXPIRATION TIME. If you request any incorporated documents, the Information Agent will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS/OFFER TO EXCHANGE IN MAKING YOUR DECISION WHETHER TO TENDER YOUR S1 SHARES INTO THE EXCHANGE OFFER. ACI HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED IN THIS PROSPECTUS/OFFER TO EXCHANGE. THIS PROSPECTUS/OFFER TO EXCHANGE IS DATED AUGUST 29, 2011. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS/OFFER TO EXCHANGE IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROSPECTUS/OFFER TO EXCHANGE TO STOCKHOLDERS NOR THE ISSUANCE OF ACI SHARES IN THE EXCHANGE OFFER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

NOTE ON S1 INFORMATION

All information concerning S1, its business, management and operations presented or incorporated by reference in this prospectus/offer to exchange is taken from publicly available information. This information may be examined and copies may be obtained at the places and in the manner set forth in the section of this prospectus/offer to exchange titled “Where You Can Find More Information.” ACI is not affiliated with S1, and S1 has not permitted ACI to have access to their books and records. Therefore, non-public information concerning S1 was not available to ACI for the purpose of preparing this prospectus/offer to exchange. Although ACI has no knowledge that would indicate that statements relating to S1 contained or incorporated by reference in this prospectus/offer to exchange are inaccurate or incomplete, ACI was not involved in the preparation of those statements and cannot verify them.

Pursuant to Rule 409 under the Securities Act and Rule 12b-21 under the Exchange Act, ACI has requested that S1 provide ACI with information required for complete disclosure regarding the businesses, operations, financial condition and management of S1. ACI will amend or supplement this prospectus/offer to exchange to provide any and all information ACI receives from S1, if ACI receives the information before the Expiration Time and ACI considers it to be material, reliable and appropriate.

An auditor’s report was issued on S1’s financial statements and included in S1’s filings with the SEC. Pursuant to Rule 436 under the Securities Act, ACI requires the consent of S1’s independent auditors to incorporate by reference their audit report to the S1 10-K into this prospectus/offer to exchange. ACI has requested and has, as of the date of this prospectus/offer to exchange, not received such consent from S1’s independent auditors. We have requested dispensation pursuant to Rule 437 under the Securities Act from this requirement. If ACI receives this consent, ACI will promptly file it as an exhibit to ACI’s registration statement of which this prospectus/offer to exchange forms a part. Because ACI has not been able to obtain S1’s auditors’ consent, you may not be able to assert a claim against S1’s independent auditors under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by S1’s independent auditors or any omissions to state a material fact required to be stated therein.

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF ACI

The name, age, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of ACI are set forth below. References in this Appendix A to “ACI” mean ACI. Unless otherwise indicated below, the current business address of each director and executive officer is c/o ACI, 120 Broadway, Suite 3350, New York, New York 10271. Unless otherwise indicated below, the current business telephone of each director and executive officer is (646) 348-6700. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with ACI. Except as described in this Appendix A, none of the directors and executive officers of ACI listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the directors and executive officers of ACI is a citizen of the United States of America.

DIRECTORS

Name	Age	Present Principal Occupation and Five-Year Employment History

Alfred R. Berkeley, III	66	Mr. Berkeley has been a director since 2007. He currently serves as chairman of Pipeline Financial Group, Inc., the parent of Pipeline Trading Systems, L.L.C., an equity trading brokerage services firm and also served as CEO until March 2010. He also serves as Vice Chairman of the National Infrastructure Advisory Council for the President and as a board member of XBRL US, the non-profit organization established to set data standards for the modernization of the SEC’s EDGAR reporting system, and of XBRL International, the international standards organization which develops and maintains the XBRL specification. Mr. Berkeley is also a director of RealPage, Inc. (NASDAQ: RP), a provider of on demand software solutions for the rental housing industry; Fortegra Financial Corp. (NYSE: FRF), an insurance services company that provides distribution and administration services and insurance-related products to insurance companies, insurance brokers and agents and other financial services companies; and EDGAR Online, Inc. (NASDAQ: EDGR), Global provider of XBRL (eXtensible Business Reporting Language) solutions. Mr. Berkeley was the Vice Chairman of NASDAQ from July 2000 through July 2003 and President of NASDAQ from 1996 until 2000 and served as the Chairman of XBRL US until 2010. He served in a number of capacities at Alex. Brown & Sons Inc. from 1972 to 1996, including serving as Managing Director in the corporate finance department where he financed computer software and electronic commerce companies. Mr. Berkeley served as Vice Chairman of the Nomination Evaluation Committee for the National Medal of Technology and Innovation which makes candidate recommendations to the Secretary of Commerce from 2003 to 2009. He was previously a director of Kintera, Inc. (NASDAQ: KNTA), a provider of software for non-profit organizations, from September 2003 until it was acquired by Blackbaud, Inc. (NASDAQ: BLKB); Webex Communications Inc. (NASDAQ: WEBX), a provider of meeting and web event software, until it was acquired by Cisco Systems, Inc. (NASDAQ: CSCO) and National Research Exchange Inc., a registered broker dealer, until it ceased operations.

Name	Age	Present Principal Occupation and Five-Year Employment History

John D. Curtis	70	Mr. Curtis has been a director since 2003. He has been the Senior Vice President, General Counsel and Corporate Secretary of The Warranty Group, Inc., a single-source provider for the underwriting, administration and marketing of service contracts and related benefits, since February 2011. He previously worked as an attorney providing legal and business consulting services from August 2002 to February 2011 and served as General Counsel of Combined Specialty Corporation and a director of Combined Specialty Insurance Company, wholly owned subsidiaries of Aon Corporation (NYSE: AOC) from July 2001 to July 2002. He also served as president of First Extended, Inc., a holding company with two principal operating subsidiaries: First Extended Service Corporation, an administrator of vehicle extended service contracts and FFG Insurance Company, a property and casualty insurance company from November 1995 to July 2002. Mr. Curtis also serves as a director of The Warranty Group, Inc. board of directors.

Philip G. Heasley	62	Mr. Heasley has been a director and our President and Chief Executive Officer since March 2005. Mr. Heasley has a comprehensive background in payment systems and financial services. From October 2003 to March 2005, Mr. Heasley served as Chairman and Chief Executive Officer of PayPower LLC, an acquisition and consulting firm specializing in financial services and payment services. Mr. Heasley served as Chairman and Chief Executive Officer of First USA Bank from October 2000 to November 2003. Prior to joining First USA Bank, from 1987 until 2000, Mr. Heasley served in various capacities for U.S. Bancorp, including Executive Vice President, and President and Chief Operating Officer. Before joining U.S. Bancorp, Mr. Heasley spent 13 years at Citicorp, including three years as President and Chief Operating Officer of Diners Club, Inc. Mr. Heasley is also a director of Tier Technologies, Inc. (NASDAQ: TIER), a provider of electronic payment biller-direct solutions, and Lender Processing Services, Inc. (NYSE: LPS), a provider of mortgage processing services, settlement services, mortgage performance analytics and default solutions. Mr. Heasley also serves on the National Infrastructure Advisory Board.

James C. McGroddy	74	Mr. McGroddy has been a director since 2008. He is a self-employed consultant and currently serves as Chairman of the Board of MIQS, a Colorado-based healthcare information technology company, Chairman of the Board of Advanced Networks and Service, Inc. He is a member of the U.S. National Academy of Engineering. Mr. McGroddy was employed by International Business Machines Corporation from 1965 through 1996 in various capacities, including seven years as Senior Vice President of Research. He previously served as a director of Paxar Corporation (NYSE: PXR), a provider of merchandising systems for the retail and apparel industry.

Name	Age	Present Principal Occupation and Five-Year Employment History

Harlan F. Seymour	61	Mr. Seymour has been a director since 2002 and ACI’s Chairman of the Board since September 2002. He is the sole owner of HFS, LLC, a privately-held investment and business advisory firm advising public and private companies particularly in the area of strategic planning services, and a director of Pool Corporation (NASDAQ: POOL), a wholesale distributor of swimming pool supplies and related equipment, and serves on its audit, governance and strategic planning committees. He serves as a member of various private, profit and non-profit boards of directors, including Payformance Corp., an electronic health care claims and settlement solution company and the advisory board of Calvert Street Capital Partners, a private equity firm. He previously served as a director and as Executive Vice President of ENVOY Corporation, which provides electronic processing services, primarily to the health care industry.

John M. Shay, Jr.	64	Mr. Shay has been a director since 2006. He is the President and owner of Fairway Consulting LLC, a business consulting firm. He is a Certified Public Accountant and was previously employed by Ernst & Young LLP, a Big Four accounting firm offering audit, business advisory and tax services from 1972 through March 2006 serving as an audit partner from October 1984 to March 2006 and managing partner of the firm’s New Orleans office from October 1998 through June 2005. Mr. Shay also served as an adjunct auditing professor in the graduate business program of the A.B. Freeman School of Business at Tulane University for approximately 10 years.

John E. Stokely	58	Mr. Stokely has been a director since 2003. He is the President of JES, Inc., an investment and consulting firm providing strategic and financial advice to companies in various industries from August 1999 through 2007, and a director of (i) Imperial Sugar Company (NASDAQ: IPSU), a manufacturer that refines, packages and distributes sugar and (ii) Pool Corporation (NASDAQ: POOL), a wholesale distributor of swimming pool supplies and related equipment. He also serves as Lead Independent Director of Pool Corporation (NASDAQ: POOL) and as a member of various private, profit and non-profit boards of directors, including AMF Bowling. Mr. Stokely previously served as President, Chief Executive Officer and Chairman of the Board of Richfood Holdings, Inc., a publicly-traded FORTUNE 500 food retailer and wholesale grocery distributor, from 1996 until August 1999 when it merged with Supervalu Inc. (NYSE: SVU). He also previously served as a director of O’Charley’s Inc. (NASDAQ: CHUX), a casual dining restaurant company, Performance Food Group (NASDAQ: PFCG), a foodservice distributor, until it was acquired by affiliates of The Blackstone Group (NYSE: BX) and Wellspring Capital Management, and Nash-Finch Company (NASDAQ: NAFC), a leading food distribution company.

Name	Age	Present Principal Occupation and Five-Year Employment History

Jan H. Suwinski	69	Mr. Suwinski has been a director since 2007. He is a professor of Business Operations at the Samuel Curtis Johnson Graduate School of Management at Cornell University in Ithaca, New York and currently serves as a director of Tellabs, Inc. (NASDAQ: TLAB), a provider of telecommunications networking products, and Thor Industries, Inc. (NYSE: THO), a manufacturer of recreational vehicles and buses. He served in various management positions in technology based businesses at Corning Incorporated from 1965 to 1996 and as Executive Vice President of the Opto Electronics Group and a member of the operating committee at Corning Incorporated from 1990 to 1996. He also served as Chairman of Siecor Corporation, a Corning joint venture with Siemens AG from 1992 to 1996. Mr. Suwinski previously served as a director of Ohio Casualty Corporation (NASDAQ: OCAS), the holding company of The Ohio Casualty Insurance Company, which is one of six property-casualty insurance companies that make up Ohio Casualty Group, collectively referred to as Consolidated Corporation.

EXECUTIVE OFFICERS

Name		Present Principal Occupation and Five-Year Employment History

Philip G. Heasley	62	Mr. Heasley has been a director and our President and Chief Executive Officer since March 2005. Mr. Heasley has a comprehensive background in payment systems and financial services. From October 2003 to March 2005, Mr. Heasley served as Chairman and Chief Executive Officer of PayPower LLC, an acquisition and consulting firm specializing in financial services and payment services. Mr. Heasley served as Chairman and Chief Executive Officer of First USA Bank from October 2000 to November 2003. Prior to joining First USA Bank, from 1987 until 2000, Mr. Heasley served in various capacities for U.S. Bancorp, including Executive Vice President, and President and Chief Operating Officer. Before joining U.S. Bancorp, Mr. Heasley spent 13 years at Citicorp, including three years as President and Chief Operating Officer of Diners Club, Inc. Mr. Heasley is also a director of Tier Technologies, Inc. (NASDAQ: TIER), a provider of electronic payment biller-direct solutions, and Lender Processing Services, Inc. (NYSE: LPS), a provider of mortgage processing services, settlement services, mortgage performance analytics and default solutions. Mr. Heasley also serves on the National Infrastructure Advisory Board.

Scott W. Behrens	40	Mr. Behrens serves as Executive Vice President, Chief Financial Officer and Chief Accounting Officer. Mr. Behrens joined ACI in June 2007 as our Corporate Controller and Chief Accounting Officer. Mr. Behrens was appointed Chief Financial Officer in December 2008. Prior to joining ACI, Mr. Behrens served as Senior Vice President, Corporate Controller and Chief Accounting Officer at SITEL Corporation from January 2005 to June 2007. He also served as Vice President of Financial Reporting at SITEL Corporation from April 2003 to January 2005. From 1993 to 2003, Mr. Behrens was with Deloitte & Touche, LLP, including two years as a Senior Audit Manager. Mr. Behrens holds a Bachelor of Science (Honors) from the University of Nebraska — Lincoln.

Dennis P. Byrnes	47	Mr. Byrnes serves as Executive Vice President, Chief Administrative Officer, General Counsel and Secretary. Mr. Byrnes joined the Company in June 2003. Prior to that Mr. Byrnes served as an attorney in Bank One Corporation’s technology group from 2002 to 2003. From 1996 to 2002 Mr. Byrnes was an executive officer at Sterling Commerce, Inc., an electronic commerce software and services company, serving as that company’s general counsel from 2000. From 1991 to 1996 Mr. Byrnes was an attorney with Baker Hostetler, a national law firm with over 600 attorneys. Mr. Byrnes holds a JD (cum laude) from The Ohio State University College of Law, a Master of Business Administration from Xavier University and a Bachelor of Science in engineering (magna cum laude) from Case Western Reserve University.

Name		Present Principal Occupation and Five-Year Employment History

Charles H. Linberg	53	Mr. Linberg serves as Vice President and Chief Technology Officer. In this capacity he is responsible for the architectural direction of ACI products including the formation of platform, middleware and integration strategies. Mr. Linberg joined the Company in 1988 and has served in various technical management roles including Vice President of Payment Systems, Vice President of Architecture and Technology, Vice President of BASE24 Development and Vice President of Network Systems. Prior to joining ACI, Mr. Linberg was Vice President of Research and Development at XRT, Inc., where he led the development of XRT’s proprietary fault-tolerant LAN/WAN communications middleware, relational database and 4GL products. Mr. Linberg holds a Bachelor of Science in Business Administration from the University of Delaware.

Craig A. Maki	45	Mr. Maki serves as Senior Vice President, Treasurer and Chief Corporate Development Officer. Mr. Maki joined ACI in June 2006. Mr. Maki was appointed Treasurer in January 2008. Prior to joining ACI, Mr. Maki served as Senior Vice President for Stephens, Inc. from 1999 through 2006. From 1994 to 1999, Mr. Maki was a Director in the Corporate Finance group at Arthur Andersen and from 1991 to 1994, he was a Senior Consultant at Andersen Consulting. Mr. Maki graduated from the University of Wyoming and received his Master of Business Administration from the University of Denver.

David N. Morem	54	Mr. Morem joined ACI in June 2005 and serves as Senior Vice President, Global Business Operations. Prior to his appointment as Senior Vice President, Global Business Operations in January 2008, Mr. Morem served as Chief Administrative Officer of ACI. Prior to joining ACI, Mr. Morem held executive positions at GE Home Loans, Bank One Card Services and U.S. Bank. Mr. Morem brings more than 25 years of experience in process management, finance, credit operations, credit policy and change management. Mr. Morem holds a B.A. degree from the University of Minnesota and a Master of Business Administration from the University of St. Thomas.

Bryan A. Peterson	49	Mr. Peterson serves as Vice President, Corporate Tax and Assistant Treasurer. Mr. Peterson joined ACI in April 2007. Prior to joining ACI, Mr. Peterson served as Senior Vice President, Corporate Tax and Insurance for SITEL Corporation from 2004 through 2007. From 1989 to 2004, Mr. Peterson served in numerous tax related positions with Schlumberger Limited. Mr. Peterson holds a B.A. degree from Texas Tech University.

Stuart Rhodes	28	Mr. Rhodes joined ACI in August 2007 working in Corporate Development. Prior to joining ACI, Mr. Rhodes was an Analyst in the Technology and Services Investment Banking Group at Wachovia Securities (now Wells Fargo Securities) for two years. Prior to Wachovia Securities, Mr. Rhodes graduated from Sewanee: University of the South with a Bachelor of Arts in Economics.

APPENDIX B

DIRECTORS AND EXECUTIVE OFFICERS OF OFFEROR

The name, age, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Offeror are set forth below. References in this Appendix B to “Offeror” mean Antelope Investment Co. LLC, a Delaware limited liability company and wholly owned subsidiary of ACI. Unless otherwise indicated below, the current business address of each director and executive officer is c/o ACI, 120 Broadway, Suite 3350, New York, New York 10271. Unless otherwise indicated below, the current business telephone of each director and executive officer is (646) 348-6700. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with ACI. Except as described in this Appendix B, none of the directors and executive officers of Offeror listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the directors and executive officers of Offeror is a citizen of the United States of America.

Name	Age	Present Principal Occupation and Five-Year Employment History

Scott W. Behrens	40	Mr. Behrens serves as Vice President and Assistant Treasurer of Offeror and as Executive Vice President, Chief Financial Officer and Chief Accounting Officer of ACI. Mr. Behrens joined ACI in June 2007 as our Corporate Controller and Chief Accounting Officer. Mr. Behrens was appointed Chief Financial Officer in December 2008. Prior to joining ACI, Mr. Behrens served as Senior Vice President, Corporate Controller and Chief Accounting Officer at SITEL Corporation from January 2005 to June 2007. He also served as Vice President of Financial Reporting at SITEL Corporation from April 2003 to January 2005. From 1993 to 2003, Mr. Behrens was with Deloitte & Touche, LLP, including two years as a Senior Audit Manager. Mr. Behrens holds a Bachelor of Science (Honors) from the University of Nebraska — Lincoln.

Dennis P. Byrnes	47	Mr. Byrnes serves as President and Director of Offeror and as Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of ACI. Mr. Byrnes joined ACI in June 2003. Prior to that Mr. Byrnes served as an attorney in Bank One Corporation’s technology group from 2002 to 2003. From 1996 to 2002

		Mr. Byrnes was an executive officer at Sterling Commerce, Inc., an electronic commerce software and services company, serving as that company’s general counsel from 2000. From 1991 to 1996 Mr. Byrnes was an attorney with Baker Hostetler, a national law firm with over 600 attorneys. Mr. Byrnes holds a JD (cum laude) from The Ohio State University College of Law, a Master of Business Administration from Xavier University and a Bachelor of Science in engineering (magna cum laude) from Case Western Reserve University.

B-1

Name	Age	Present Principal Occupation and Five-Year Employment History

Craig A. Maki	45	Mr. Maki serves as Vice President and Treasurer and a director of Offeror and as Senior Vice President, Treasurer and Chief Corporate Development Officer of ACI. Mr. Maki joined ACI in June 2006. Mr. Maki was appointed Treasurer in January 2008. Prior to joining ACI, Mr. Maki served as Senior Vice President for Stephens, Inc. from 1999 through 2006. From 1994 to 1999, Mr. Maki was a Director in the Corporate Finance group at Arthur Andersen and from 1991 to 1994, he was a Senior Consultant at Andersen Consulting. Mr. Maki graduated from the University of Wyoming and received his Master of Business Administration from the University of Denver.

B-2

APPENDIX C

STOCK TRANSACTIONS IN THE PAST 60 DAYS

Other than: (1) the acquisition by ACI of 1,000 S1 Shares on July 26, 2011 at a price of $9.34 per share, (2) the acquisition by ACI of 150,000 S1 Shares on August 12, 2011 at a price of $9.00 per share, (3) the acquisition by ACI of 500 S1 Shares on August 16, 2011 at a price of $9.00 per share, (4) the acquisition by ACI of 236,500 S1 Shares on August 17, 2011 at a price of $9.00 per share, and (5) the acquisition by ACI of 719,000 S1 Shares on August 18, 2011 at a price of $8.98 per share, none of ACI or, after due inquiry and to the best of its knowledge and belief, any of the persons identified on Appendix A or Appendix B (or any of their respective associates or majority-owned subsidiaries) has engaged in any transaction involving S1 Shares in the past 60 days.

C-1

Manually signed facsimile copies of the letter of election and transmittal will be accepted. The letter of election and transmittal and certificates for S1 Shares and any other required documents should be sent to the exchange agent at one of the addresses set forth below:

The exchange agent for the Exchange Offer is:

By Mail	For Notice of Guaranteed Delivery	By Hand or Overnight Delivery:

Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, MN 55164-0854	(For Eligible Institutions Only) By Facsimile Transmission: (866) 734-9952 (FAX) To Confirm Receipt of Notice of Guaranteed Delivery Only: (800) 468-9716	(Until 5:00 p.m. Eastern Time at the Expiration Time) Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 161 N. Concord Exchange South St. Paul, MN 55075-1139

Any questions or requests for assistance may be directed to the information agent or the dealer manager at their respective addresses or telephone numbers set forth below. Additional copies of this prospectus/offer to exchange, the letter of election and transmittal and the Notice of Guaranteed Delivery may be obtained from the information agent at its address and telephone numbers set forth below. Holders of S1 Shares may also contact their brokers, dealers, commercial banks or trust companies or other nominees for assistance concerning the Exchange Offer.

The information agent for the Exchange Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

The dealer manager for the Exchange Offer is:

Wells Fargo Securities, LLC
375 Park Avenue, 4th Floor
New York, New York 10022
Call Toll-Free: (800) 532-2916

Until the Expiration Time, or any subsequent offering period, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus/offer to exchange. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS/OFFER TO EXCHANGE

Item 20.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) permits indemnification by a corporation of certain officers, directors, employees and agents. Consistent therewith, Article Tenth of the Amended and Restated Certificate of Incorporation of the registrant, ACI Worldwide, Inc. (“ACI” or the “Registrant”), provides that ACI shall, to the fullest extent permitted or required by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits ACI to provide broader indemnification rights than such law permitted ACI to provide prior to such amendment), indemnify a director or officer of ACI or a person who is or was serving at the request of ACI as director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, who was or is made (or threatened to be made) a party to or is otherwise involved in a civil, criminal, administrative or investigative action suit or proceeding (an “indemnified person”). Article Tenth also provides that expenses incurred by an indemnified person will be paid in advance by ACI; provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnified person in his or her capacity as a director or officer will be made only if ACI receives an undertaking by or on behalf of the indemnified person to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnified person is not entitled to be indemnified for such expenses. The Amended and Restated Certificate of Incorporation also authorizes ACI to maintain officer and director liability insurance, and such a policy is currently in effect.

ACI has entered into Indemnification Agreements with each of its executive officers and certain other employees. Under the Indemnification Agreements, ACI agrees to indemnify the employee to the fullest extent permitted by law if the employee was, is or becomes a party to or witness or other participant in any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation by reason of (or arising in part out of) any event or occurrence related to the fact that the employee is or was a director, officer, employee, agent or fiduciary of ACI, or any subsidiary of ACI, or is or was serving at the request of ACI as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of the employee while serving in such capacity. ACI also agrees, to the extent S1 maintains liability insurance applicable to directors, officers, employees, agents or fiduciaries, the employee will be covered by such policies as to provide the employee the same rights and benefits as are accorded to the most favorably similarly situated insured.

The above discussion of the DGCL and the Registrant’s Amended and Restated Certificate of Incorporation is not intended to be exhaustive and is qualified in its entirety by such statute and Amended and Restated Certificate of Incorporation.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index.

(b) Financial Statement Schedules.

None.

(c) Reports, Opinions and Appraisals.

None.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus/offer to exchange required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus/offer to exchange any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus/offer to exchange filed with the SEC pursuant to Rule 424(b) promulgated under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability under the Securities Act, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) To respond to requests for information that are incorporated by reference into the prospectus/offer to exchange pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 15, 2011.

ACI WORLDWIDE, INC.

By:	/s/ Dennis P. Byrnes
Name:     Dennis P. Byrnes

Title:	Executive Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by Dennis P. Byrnes for himself and as attorney-in-fact for each person named below in the capacities indicated on September 15, 2011:

Signature		Title

* Philip G. Heasley		President, Chief Executive Officer and Director (Principal Executive Officer)

* Scott W. Behrens		Senior Vice President, Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)

* Harlan F. Seymour		Chairman of the Board of Directors and a Director

* Jan H. Suwinski		Director

* John D. Curtis		Director

* John M. Shay, Jr.		Director

* Alfred R. Berkeley, III		Director

* John E. Stokely		Director

James C. McGroddy		Director

*By:	/s/ Dennis P. Byrnes Name: Dennis P. Byrnes Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

3.1		Amended and Restated Certificate of Incorporation (incorporated by reference to Registrant’s Current Report on Form 8-K filed July 30, 2007)
3.2		Amended and Restated Bylaws (incorporated by reference to Registrant’s Current Report on Form 8-K filed December 18, 2008)
4.1		Form of Common Stock Certificate (incorporated by reference to Registrant’s Registration Statement No. 33-88292 on Form S-1)
5	.1**	Opinion of Jones Day regarding the validity of the Shares of Registrant’s Common Stock to be issued pursuant to the Exchange Offer
21.1		List of Subsidiaries (incorporated by reference to Exhibit 21 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 18, 2011)
23	.1*	Consent of Deloitte & Touche LLP, an independent registered public accounting firm
23	.2*	Consent of KPMG LLP, an independent registered public accounting firm
23	.3**	Consent of Jones Day (included in the opinion filed as Exhibit 5.1)
24	.1**	Power of Attorney
99	.1**	Form of Letter of Election and Transmittal
99	.2**	Form of Notice of Guaranteed Delivery
99	.3**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.4**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*	Filed herewith.

**	Previously filed